FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒.	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 27 April 2004

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 23 April 2004

ANZ Interim Results reporting format

ANZ will announce its Interim Results on Tuesday, 27 April 2004.

To assist market participants preparing for their analysis and to understand the disclosures ANZ will make in its results, a draft pro-forma detailing how ANZ will report segments and individual specialist business units is attached.  Prior period numbers in the pro-forma have been restated to reflect the changes below.

•                  A new business unit “New Zealand Business” has been created which consists of New Zealand Banking, the National Bank of New Zealand, and integration costs.  New Zealand Banking now also includes New Zealand Mortgages.

•                  The Mortgages business unit has been renamed “Mortgages Australia” and excludes the New Zealand Mortgages business.

•                  Within Institutional Financial Services the operations of Structured Finance International and Corporate Finance and Advisory have been brought together and are being managed as one global business, called Corporate and Structured Financing.

•                  ANZ has moved the goodwill amortisation on investments to the Group Centre.  This is an extension of equity standardisation and facilitates better comparisons across different business units.

•                  In addition, there have been a number of function transfers including some minor segmentation between Institutional Banking, Corporate, and Asia-Pacific together with a number of relatively minor methodology changes to revenue and cost allocations.

In addition to these changes, we will disclose the impact of the NBNZ acquisition on key Profit and Loss and Balance Sheet items, to enable meaningful comparison of prior period performance.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Simon Fraser
Head of Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
email: paul.edwards@anz.com	email: simon.fraser@anz.com

Stephen Higgins
Senior Manager Investor Relations
Tel: 03-92734282 or 0417-379 170
email: higgins@anz.com

Profit & Loss (including effect of movements in foreign currencies)

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after income tax
Personal
Personal Banking Australia		204	195
Mortgages Australia		119	111
Consumer Finance		95	48
		418	354
Institutional Financial Services		388	385
New Zealand Business		86	92
Corporate Australia		139	130
Esanda and UDC		67	62
Asia Pacific		65	68
ING Australia		43	39
Treasury		46	49
Group Centre		(45)	(38)
Net profit (excl significant transactions)		1,207	1,141
Significant transactions(1)		—	—
Net profit		1,207	1,141

1

PERSONAL BANKING AUSTRALIA Elmer Funke Kupper

• Personal Distribution
• Banking Products

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		430	421
Other external operating income		192	187
Net inter business unit fees		181	166
Operating income		803	774
External operating expenses		(415)	(400)
Net inter business unit expenses		(86)	(84)
Operating expenses		(501)	(484)
Profit before debt provision		302	290
Provision for doubtful debts		(14)	(13)
Profit before income tax		288	277
Income tax expense and outside equity interests		(84)	(82)
Net profit attributable to members of the Company		204	195

Net loans & advances including acceptances		5,902	5,197
Other external assets		794	1,034
External assets		6,696	6,231
Deposits and other borrowings		31,824	30,425
Other external liabilities		1,254	1,105
External liabilities		33,078	31,530

Net interest average margin		2.78%	2.84%
Return on assets		1.26%	1.26%
Return on risk weighted assets		3.86%	3.94%
Operating expenses to operating income		62.4%	62.5%
Operating expenses to average assets		3.08%	3.11%
Net specific provisions		(10)	(9)
Net specific provision as a% of average net advances		0.37%	0.36%
Net non-accrual loans		10	7
Net non-accrual loans as a% of net advances		0.17%	0.13%
Total employees		6,597	6,517

2

PERSONAL BANKING AUSTRALIA

PERSONAL DISTRIBUTION –	Satyendra Chelvendra (Personal Banking); Mike Guerin (Rural Banking)
Michael Saadie (Private Banking); Dean Nalder (Financial Planning)

Provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agri customers in rural Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		123	120
Revenue		585	566
Operating expenses		(403)	(390)
Provision for doubtful debts		(9)	(8)
Net specific provisions		(7)	(5)
Net non-accrual loans		10	7

BANKING PRODUCTS - Craig Coleman

Banking Products manufactures deposit, transaction accounts and Margin Lending products.  In addition, the business manages ANZ’s direct channels covering Phone Banking, ATMs and Internet Banking

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		81	75
Revenue		218	208
Operating expenses		(98)	(94)
Provision for doubtful debts		(5)	(5)
Net specific provisions		(3)	(4)
Net non-accrual loans		—	—

3

MORTGAGES AUSTRALIA Chris Cooper

Provision of mortgage finance secured by residential real estate in Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		344	311
Other external operating income		42	41
Net inter business unit fees		(113)	(101)
Operating income		273	251
External operating expenses		(70)	(62)
Net inter business unit expenses		(19)	(19)
Operating expenses		(89)	(81)
Profit before debt provision		184	170
Provision for doubtful debts		(14)	(13)
Profit before income tax		170	157
Income tax expense and outside equity interests		(51)	(46)
Net profit attributable to members of the Company		119	111

Operating expenses to operating income		32.6%	32.3%
Net specific provisions		(3)	(6)
Net non-accrual loans		14	23
Total employees		1,269	1,154

4

CONSUMER FINANCE Brian Hartzer

Provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand, and selected overseas markets

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		235	214
Other external operating income		205	152
Net inter business unit fees		(37)	(36)
Operating income		403	330
External operating expenses		(131)	(126)
Net inter business unit expenses		(56)	(57)
Operating expenses		(187)	(183)
Profit before debt provision		216	147
Provision for doubtful debts		(77)	(75)
Profit before income tax		139	72
Income tax expense and outside equity interests		(44)	(24)
Net profit attributable to members of the Company		95	48

Operating expenses to operating income		46.4%	55.5%
Net specific provisions		(72)	(65)
Net non-accrual loans		2	2
Total employees		1,234	1,074

5

INSTITUTIONAL FINANCIAL SERVICES

Bob Edgar

•             Institutional Banking

•             Transaction Services

•             Foreign Exchange

•             Capital Markets

•             Corporate & Structured Financing

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		330	374
Other external operating income		619	580
Net inter business unit fees		(12)	(14)
Operating income		937	940
External operating expenses		(268)	(280)
Net inter business unit expenses		(60)	(63)
Operating expenses		(328)	(343)
Profit before debt provision		609	597
Provision for doubtful debts		(84)	(80)
Profit before income tax		525	517
Income tax expense and outside equity interests		(137)	(132)
Net profit attributable to members of the Company		388	385

Net loans & advances including acceptances		40,510	42,292
Other external assets		16,058	17,158
External assets		56,568	59,450
Deposits and other borrowings		26,965	29,045
Other external liabilities		20,810	20,992
External liabilities		47,775	50,037

Net interest average margin		1.63%	1.76%
Return on assets		1.33%	1.27%
Return on risk weighted assets		1.19%	1.16%
Operating expenses to operating income		35.0%	36.5%
Operating expenses to average assets		1.12%	1.13%
Net specific provisions		(94)	(123)
Net specific provision as a% of average net advances		0.46%	0.57%
Net non-accrual loans		352	406
Net non-accrual loans as a% of net advances		0.87%	0.96%
Total employees		2,768	2,697

6

INSTITUTIONAL FINANCIAL SERVICES

INSTITUTIONAL BANKING – Murray Horn

Managing customer relationships through nine specialised industry segments.  Developing financial services solutions and strategies for large businesses (turnover greater than $100 million) in Australia & New Zealand, and through corporates where we have an existing customer relationship in United Kingdom, United States and Asia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		157	145
Revenue		368	350
Operating expenses		(85)	(87)
Provision for doubtful debts		(60)	(55)
Net specific provisions		(38)	(42)
Net non-accrual loans		137	199

TRANSACTION SERVICES – Mark Paton

Provision of trade finance, cash management, international payments, clearing and custodian services principally to institutional and corporate customers in Australasia and overseas

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		80	84
Revenue		212	211
Operating expenses		(96)	(92)
Provision for doubtful debts		(3)	(4)
Net specific provisions		(6)	3
Net non-accrual loans		4	4

7

FOREIGN EXCHANGE – Rick Sawers

Provision of products and services that assist ANZ customers globally to manage Foreign Exchange risk and Commodity risk

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		41	44
Revenue		118	127
Operating expenses		(57)	(63)
Provision for doubtful debts		—	(1)
Net specific provisions		(9)	(24)
Net non-accrual loans		45	53

CAPITAL MARKETS – David Hornery

Provision of origination, underwriting, structuring, risk management, advice, and sale of credit and derivative products globally

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		39	36
Revenue		100	98
Operating expenses		(42)	(44)
Provision for doubtful debts		(2)	—
Net specific provisions		(5)	—
Net non-accrual loans		12	19

8

CORPORATE AND STRUCTURED FINANCING – Gordon Branston, Peter Hodgson

Provision of complex financing and advisory services, structured financial products, leasing, private equity and development capital, project, export and leveraged finance and infrastructure investment

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		71	76
Revenue		138	153
Operating expenses		(48)	(57)
Provision for doubtful debts		(19)	(20)
Net specific provisions		(36)	(60)
Net non-accrual loans		154	131

9

NEW ZEALAND BUSINESS Sir John Anderson

• ANZ New Zealand Banking
• National Bank of New Zealand
• New Zealand integration costs

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		211	219
Other external operating income		94	95
Net inter business unit fees		8	8
Operating income		313	322
External operating expenses		(121)	(120)
Net inter business unit expenses		(55)	(55)
Operating expenses		(176)	(175)
Profit before debt provision		137	147
Provision for doubtful debts		(9)	(9)
Profit before income tax		128	138
Income tax expense and outside equity interests		(42)	(46)
Net profit attributable to members of the Company		86	92

Net loans & advances including acceptances		13,429	13,456
Other external assets		381	501
External assets		13,810	13,957
Deposits and other borrowings		11,693	11,963
Other external liabilities		288	346
External liabilities		11,981	12,309

Net interest average margin		3.11%	3.30%
Return on assets		1.25%	1.38%
Return on risk weighted assets		1.80%	2.13%
Operating expenses to operating income		56.2%	54.3%
Operating expenses to average assets		2.56%	2.60%
Net specific provisions		(3)	—
Net specific provision as a% of average net advances		0.04%	0.00%
Net non-accrual loans		8	13
Net non-accrual loans as a% of net advances		0.06%	0.10%
Total employees		2,727	2,613

10

ANZ NEW ZEALAND BANKING – Sir John Anderson

Provides a full range of banking services, including mortgage lending and wealth management, through branches, call centres, relationship managers and on-line banking.  New Zealand Banking excludes Institutional Financial Services, Consumer Finance and Asset Finance.  New Zealand geography (page ) includes all ANZ operations in New Zealand.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		86	92
Revenue		313	322
Operating expenses		(176)	(175)
Provision for doubtful debts		(9)	(9)
Net specific provisions		(3)	—
Net non-accrual loans		8	13

NATIONAL BANK OF NEW ZEALAND - Sir John Anderson

Provides a full range of banking services for personal, rural, small business, corporate and institutional customers in New Zealand. The National Bank of New Zealand results on this page exclude goodwill amortisation. New Zealand geography (page ) includes all NBNZ operations.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		—	—
Revenue		—	—
Operating expenses		—	—
Provision for doubtful debts		—	—
Net specific provisions		—	—
Net non-accrual loans		—	—

11

CORPORATE AUSTRALIA Graham Hodges

• Small to Medium Enterprises Australia
• Corporate Banking Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		249	238
Other external operating income		109	100
Net inter business unit fees		(22)	(22)
Operating income		336	316
External operating expenses		(91)	(87)
Net inter business unit expenses		(22)	(20)
Operating expenses		(113)	(107)
Profit before debt provision		223	209
Provision for doubtful debts		(24)	(24)
Profit before income tax		199	185
Income tax expense and outside equity interests		(60)	(55)
Net profit attributable to members of the Company		139	130

Net loans & advances including acceptances		16,030	14,827
Other external assets		55	58
External assets		16,085	14,885
Deposits and other borrowings		12,846	11,881
Other external liabilities		5,104	4,636
External liabilities		17,950	16,517

Net interest average margin		3.83%	3.82%
Return on assets		1.63%	1.60%
Return on risk weighted assets		1.84%	1.86%
Operating expenses to operating income		33.6%	33.9%
Operating expenses to average assets		1.32%	1.31%
Net specific provisions		(49)	(8)
Net specific provision as a% of average net advances		0.64%	0.11%
Net non-accrual loans		74	87
Net non-accrual loans as a% of net advances		0.46%	0.58%
Total employees		1,594	1,520

12

SMALL TO MEDIUM ENTERPRISES AUSTRALIA – Graham Hodges

Provides a full range of banking services for metropolitan based small to medium business in Australia with turnover up to $10 million

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		82	76
Revenue		184	170
Operating expenses		(59)	(53)
Provision for doubtful debts		(8)	(8)
Net specific provisions		(3)	(2)
Net non-accrual loans		5	6

CORPORATE BANKING AUSTRALIA – Graham Hodges

Managing customer relationships and developing financial solutions for medium sized businesses (turnover $10 million to $100 million) in Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax		57	54
Revenue		152	146
Operating expenses		(54)	(54)
Provision for doubtful debts		(16)	(16)
Net specific provisions		(46)	(6)
Net non-accrual loans		69	81

13

ESANDA AND UDC Elizabeth Proust

Under the Esanda and UDC brands, providers of vehicle and equipment finance and rental services.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		177	173
Other external operating income		44	42
Net inter business unit fees		(3)	(4)
Operating income		218	211
External operating expenses		(77)	(78)
Net inter business unit expenses		(12)	(12)
Operating expenses		(89)	(90)
Profit before debt provision		129	121
Provision for doubtful debts		(32)	(32)
Profit before income tax		97	89
Income tax expense and outside equity interests		(30)	(27)
Net profit attributable to members of the Company		67	62

Operating expenses to operating income		40.8%	42.7%
Net specific provisions		(47)	(25)
Net non-accrual loans		49	55
Total employees		1,311	1,290

14

ASIA PACIFIC Bob Lyon

Provision of primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes Institutional and Corporate transactions that are included in the geographic results for Asia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		59	58
Other external operating income		88	97
Net inter business unit fees		—	—
Operating income		147	155
External operating expenses		(44)	(48)
Net inter business unit expenses		(15)	(16)
Operating expenses		(59)	(64)
Profit before debt provision		88	91
Provision for doubtful debts		(5)	(5)
Profit before income tax		83	86
Income tax expense and outside equity interests		(18)	(18)
Net profit attributable to members of the Company		65	68

Operating expenses to operating income		40.1%	41.3%
Net specific provisions		7	1
Net non-accrual loans		18	12
Total employees		1,545	1,526

15

ING AUSTRALIA (JOINT VENTURE) Paul Bedbrook

ING Australia, the joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

ING Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Funds management income		202	190
Risk income		82	76
		284	266
Costs (excl goodwill on purchase of ANZ business)		(196)	(207)
		88	59
Capital investment earnings		61	24
Net income		149	83
Income tax expense		(29)	—
Profit after tax		120	83

ANZ share
ANZ share of INGA earnings @49%		58	41
Notional goodwill(1)		—	—
ANZ equity accounted profits		58	41
ANZ capital hedges		(8)	2
Net funding cost		(7)	(4)
Net return to ANZ		43	39

16

TREASURY Michael Dontschuk

The banker for all ANZ businesses. Charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		74	81
Other external operating income		—	—
Net inter business unit fees		—	—
Operating income		74	81
External operating expenses		(7)	(7)
Net inter business unit expenses		(2)	(3)
Operating expenses		(9)	(10)
Profit before debt provision		65	71
Provision for doubtful debts		—	—
Profit before income tax		65	71
Income tax expense and outside equity interests		(19)	(22)
Net profit attributable to members of the Company		46	49
Total employees		43	43

17

GROUP CENTRE

•             Group People Capital

•             Group Risk Management

•             Capital Funding Unit & Group Items

•             Call Centre

•             Group Strategic Development

•             CFO Units

•                  Operations, Technology & Shared Services

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income		72	57
Other external operating income		17	14
Net inter business unit fees		(2)	3
Operating income		87	74
External operating expenses		(403)	(395)
Net inter business unit expenses		328	330
Operating expenses		(75)	(65)
Profit before debt provision		12	9
Provision for doubtful debts		(52)	(52)
Profit before income tax		(40)	(43)
Income tax expense and outside equity interests		(5)	5
Net profit attributable to members of the Company		(45)	(38)
Total employees		4,050	4,045

18

Australia and New Zealand

Banking Group Limited

ABN 11 005 357 522

Consolidated Financial Report
Dividend Announcement
and Appendix 4D

Half year 31
March 2004

This Financial Report on the consolidated Group constitutes the Appendix 4D required by the Australian Stock Exchange, and should be read in conjunction with the September 2003 Annual Financial Report.

RESULTS FOR ANNOUNCEMENT TO THE MARKET	APPENDIX 4D

Name of Company:	Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

Report for the half year ended 31 March 2004

				A$ million

Group operating revenue	up	20%	to	4,192

Operating profit after tax attributable to shareholders	up	22%	to	1,396

Extraordinary items after tax attributable to shareholders	Nil			Nil

Operating profit and extraordinary items after tax attributable to shareholders	up	22%	to	1,396

Interim dividend per ordinary share, fully franked at 30% tax rate (previous corresponding period: 44 cents, fully franked at 30% tax rate)				47 cents

Final 2003 dividend per ordinary share, fully franked at 30% tax rate				51 cents

Record date for the Interim dividend				20 May 2004

The interim dividend will be payable to shareholders registered in the books of the Company at close of business on 20 May 2004. Transfers must be lodged before 5:00 pm on that day to participate.

Payment date for the interim dividend				1 July 2004

Highlights

(all comparisons are with March 2003 interim results)

Profit after tax

•                  $1,396 million - up 22%

•                  $1,312 million excluding significant items - up 15%

•                  $1,241 million excluding significant items and NBNZ - up 9%

Earnings per share 76.8 cents - up 11%

Cash EPS excluding significant transactions 78.9 cents - up 11%

Interim dividend 47 cents - up 11% (adjusted for rights issue)

NBNZ acquisition cash EPS accretive.  Integration planning completed with no change in expected synergies.  Revenue attrition better than expected

Cost income ratio 45.1%(1) - down from 45.6%

Return on equity 18.4%(1) - down from 20.3%

Risk reduced, sustainability improved

•                  Net specific provisions $196 million - down 24%

•                  International assets down 19%

•                  Net non-accrual loans reduced by 14% to $517 million

•                  Average trading value at risk $1.4 million at 97.5% confidence

(1).  Excluding significant transactions

Refer to Chief Financial Officer’s review on page 7 for an explanation of these figures and highlights.

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 27 April 2004

ANZ interim cash earnings per share up 11%

Profit after tax (compared with first half 2003)

•                  $1,396 million - up 22%

•                  $1,312 million excluding significant items - up 15%

•                  $1,241 million underlying* - up 10%

Earnings per share 76.8 cents - up 11%

Cash EPS excluding significant transactions 78.9 cents - up 11%

Interim dividend 47 cents - up 11% (adjusted for rights issue)

Cost-income ratio 45.1% - down from 45.6% (excluding significant items)

Return on equity 18.4% - down from 20.3% (excluding significant items)

Risk reduced, sustainability improved

•                  Net specific provisions $196 million - down 24%

•                  International assets down 19%

•                  Australia and New Zealand account for 93% of total assets

•                  Net non-accrual loans reduced by 14%

•                  Average trading value at risk $1.4m million at 97.5% confidence

Profit after tax (compared with second half 2003)

•                  Headline - up 16%

•                  Excluding significant items - up 9%

•                  Underlying* - up 4%

•                  Cash EPS (excluding significant items) - up 5%

NBNZ acquisition cash EPS accretive.  Revenue attrition better than expected.  Integration planning completed with no change in expected synergies.  ANZ expects RBNZ approval such that legal amalgamation and first phase integration can take place from 30 June with full integration completed by end 2005.

*                                         Excluding NBNZ, significant items and base adjusted for TrUEPrS.

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 27 April 2004

ANZ interim cash earnings per share up 11%

Australia and New Zealand Banking Group Limited (ANZ) today announced an operating profit after tax of $1,396 million for the half year ended 31 March 2004, up 22% on the same period last year.  Earnings per share were 76.8 cents, up 11%.

Excluding significant transactions in the half, the profit after tax was $1,312 million, up 15% on the same period last year.  Underlying earnings (excluding significant items, The National Bank of New Zealand and adjusting last year’s base earnings for TrUEPrS) were up 10%.  Cash earnings per share were 78.9 cents, up 11% on the same basis.

ANZ’s 2004 interim earnings include four months’ contribution from The National Bank of New Zealand (NBNZ), which was acquired in December 2003.  The acquisition has been immediately accretive to earnings per share for the Group.  It has given ANZ a much stronger, more sustainable and diversified domestic base, which has increased the opportunity and lowered the average business risk for the Group.

Asset growth was particularly strong.  Excluding NBNZ, net loans and advances grew by 10%.  Costs continued to be well-managed and the cost-income ratio marginally improved to 45%.  Return on equity fell below 20%, mainly as a consequence of the acquisition of NBNZ.

In the half, risks continued to be reduced.  Net specific provisions were down by 24%, net non-accrual loans down by 14% and international assets 19% lower.  Australia and New Zealand now account for 93% of Group assets.  Trading risk continued to be modest, with total average value at risk of $1.4 million for all trading activities in the half at a 97.5% confidence level.

Compared with the strong second half of last year, first half profits were up 16%.  Excluding significant transactions earnings were up 9%.  Underlying earnings were up 4% and cash earnings per share excluding significant transactions were up 5%.

New Zealand integration is on track and synergies remain in line with those estimated in the rights issue prospectus.  Integration planning has been completed and a common management structure is in place.  The brand strategy to maximise customer retention has been finalised.  Legal amalgamation of the two banks is targeted for 30 June 2004 and non-systems integration will proceed immediately after amalgamation.  Full systems integration is expected by the end of 2005.

The Reserve Bank of New Zealand, in the context of national financial stability, now requires that major banks including ANZ-National, are able to operate independently in the event of a crisis of the bank or of their parent.  The board of the bank in New Zealand, or a statutory manager acting in place of the board, needs to have unambiguous authority and practical ability to operate the bank and control its affairs.  ANZ is confident its proposals satisfy these requirements.

ANZ has submitted a two-phase plan to the Reserve Bank of New Zealand for approval with each phase subject to separate approval.  Discussions are well advanced and ANZ believes it will be able to move to the first phase on schedule.  The second phase will require further detailed discussion and this is currently in progress.

ANZ Chief Executive Officer Mr John McFarlane said: “ANZ has had a solid first half driven by strong asset growth and prudent management of margins, risks and capital.

“We have maintained momentum in our specialist businesses.  Segments in the personal, small business and corporate markets performed well.  In particular, we have better than expected results in Consumer Finance where changes to credit card programs following Reserve Bank reforms were well managed, and in Personal Banking, which benefited from the rising interest rate environment.  ING Australia showed substantial improvement.  Mortgages had strong volumes but suffered substantial margin squeeze.  Institutional was subdued due to adverse exchange rate movements and a strategic decision to reduce risk with consequent earnings sacrifice.

“Geographically, our businesses in Australia performed particularly well.  New Zealand businesses performed respectably, despite significant competitive attack and the normal uncertainties associated with a major acquisition.  International earnings increased despite unfavourable exchange rate movements.  Europe and North America came off their cyclical lows.  Our Pacific businesses performed well, but Asia was subdued.

“Banking is a complex and cyclical business.  We recognise there are concerns regarding the maturity of the banking industry and its position in this economic cycle, particularly with a rising interest rate environment, a softening housing and consumer sector, and an ongoing focus on corporate governance.  While the move towards stronger regulation globally will have its positive effects, it also comes at a cost.

“At ANZ, we have taken considerable steps to create a strong diversified business foundation.  We now have a much stronger franchise across Australia, New Zealand and the Pacific, with a number of leading positions.

“I am satisfied with our progress on integration in New Zealand.  The increased regulatory requirements relating to the management of a crisis are understandable given the market share of the integrated bank.  I am confident our plans will satisfy these requirements and achieve our targeted timetable and results for the combined bank.

“Our risk domestically and internationally, particularly in our Institutional businesses, has been reduced substantially such that overall risk is approaching an optimal level.

“We will continue on our journey to improve the growth and sustainability of the Group and to lower risk while maintaining earnings momentum.  We have a well-developed and demonstrated execution capability, with world-class efficiency and a strong leadership and management team that can manage the business well across the cycle.

“ANZ is now a very different bank.  Our specialised business model is unique.  Our move to cluster our specialist businesses around customers to develop greater coherence and synergy, while maintaining their individual vitality, should enable us to continue to advance our strategic position.

“We also recognise shareholders are looking for growth as well as safety.  Notwithstanding its challenges, we believe the domestic and international environment is in a positive phase and our strength particularly in the corporate area should be an advantage in the period ahead.  Going forward we will have a greater emphasis on identifying, and investing in, organic growth opportunities, mostly in Australia.

“All in all, we believe the environment is sufficiently favourable for us to be confident about our prospects for the year as a whole,” Mr McFarlane said.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Simon Fraser
Head of Media Relations	Head of Investor Relations
Tel: 03-92736955 or 0409-655 550	Tel: 03-9273 4185 or 0412-823 721
Email: paul.edwards@anz.com	Email: simon.fraser@anz.com

ANZ Management Structure

Chief Executive Officer John McFarlane

	Chief Financial Officer Peter Marriott		Chief Operating Officer Bob Edgar
Group Development Peter Hawkins

Personal Banking Brian Hartzer	Institutional Steve Targett Commences 01.06.04	New Zealand Sir John Anderson	Operations Mike Grime	Asia Pacific Elmer Funke Kupper	Risk Mark Lawrence

People Capital Shane Freeman
Personal and Wealth Distribution Greg Camm	Mortgages Chris Cooper	Esanda Elizabeth Proust	Corporate Graham Hodges	New Zealand Integration Graham Miller

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

CONSOLIDATED FINANCIAL REPORT AND DIVIDEND ANNOUNCEMENT

Half year ended 31 March 2004

CONTENTS

HIGHLIGHTS

FINANCIAL HIGHLIGHTS
Net Profit
Significant transactions
Profit excluding significant transactions
Performance Measurements
Impact of National Bank of New Zealand acquisition (excluding significant transactions)
Statement of Financial Position
Assets and Capital

CHIEF FINANCIAL OFFICER’S REVIEW

BUSINESS PERFORMANCE REVIEW

GEOGRAPHIC SEGMENT PERFORMANCE

RISK MANAGEMENT

COUNTRY EXPOSURES

FOUR YEAR SUMMARY BY HALF YEAR

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

AUDITORS’ REVIEW REPORT

DEFINITIONS

ALPHABETICAL INDEX

All amounts are in Australian dollars unless otherwise stated.  The information on which this announcement is based has been reviewed by the Group’s auditors, KPMG.  The Company has a formally constituted Audit Committee of the Board of Directors.  This report was approved by resolution of a Committee of the Board of Directors on 26 April 2004.

HIGHLIGHTS

CHIEF EXECUTIVE OFFICER John McFarlane

Half year results

			Change		Mar ‘03
Net profit after tax	$1,396m		22%		$1,141m
NPAT excluding significant transactions(1)	$1,312m		15%		$1,141m

			Change		Mar ‘03
Earnings per share(2)	76.8 cents		11%		69.1 cents
Cash EPS excluding significant transactions(1),(2),(3)	78.9 cents		11%		71.0 cents

			Change		Mar ‘03
Dividends per share	47 cents		7%		44 cents
Rights adjusted dividends per share(4)	47 cents		11%		42.2 cents
Return on shareholders’ equity	19.1%		(1.2)%		20.3%
Net specific provisions	$196	m	$(63	)m	$259m
Cost to income(5),(6)	45.1%		(0.5)%		45.6%

(1).   Significant transactions during the March 2004 half year included $84 million profit after tax and $35 million cash dividends related to the buy back of TrUEPrS shares.  ANZ believes that the exclusion of significant transactions provides investors with a measure of the performance of the operating business without the distortion of one-off gains and losses.  Refer page 2 for reconciliation to net profit

(2).   Prior period EPS measures have been adjusted for the rights issue during November 2003.  Refer page 96 for details

(3).   Cash EPS excludes goodwill amortisation and notional goodwill amortisation on INGA

(4).   March 2003 dividend of 44 cents per share adjusted for bonus element of rights issue by multiplying by 0.9597.  Refer Note 6 on page 96

(5).   Excludes significant transactions.  Refer page 2

(6).   Excludes goodwill amortisation.  Refer to page 118 for a reconciliation and an explanation of the usefulness of this adjusted measure

FINANCIAL HIGHLIGHTS

Net Profit

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	2,509	2,171	2,140	16%	17%
Other operating income	1,683	1,456	1,352	16%	24%
Operating income	4,192	3,627	3,492	16%	20%
Operating expenses	(1,902)	(1,626)	(1,602)	17%	19%
Profit before debt provision	2,290	2,001	1,890	14%	21%
Provision for doubtful debts	(313)	(311)	(303)	1%	3%
Profit before income tax	1,977	1,690	1,587	17%	25%
Income tax expense	(578)	(482)	(444)	20%	30%
Outside equity interests	(3)	(1)	(2)	large	50%
Net profit attributable to shareholders of the Company	1,396	1,207	1,141	16%	22%

Significant transactions(1)

TrUEPrS
Swap income	110	—	—	n/a	n/a
Interest	2	—	—	n/a	n/a
Income tax expense	(28)	—	—	n/a	n/a
Cash dividends(2)	—	—	—	n/a	n/a
Net profit attributable to shareholders of the Company	84	—	—	n/a	n/a

(1).   Refer Note 1 for discussion of significant transactions

(2).   Cash dividend of $35 million does not affect profit and loss.  It is, however, included in the calculation of EPS.  Tax benefit on $48 million dividend paid in October 2003 was recognised in the September 2003 half.

Profit excluding significant transactions

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net interest income	2,507	2,171	2,140	15%	17%
Other operating income	1,573	1,456	1,352	8%	16%
Operating income	4,080	3,627	3,492	12%	17%
Operating expenses	(1,902)	(1,626)	(1,602)	17%	19%
Profit before debt provision	2,178	2,001	1,890	9%	15%
Provision for doubtful debts	(313)	(311)	(303)	1%	3%
Profit before income tax	1,865	1,690	1,587	10%	18%
Income tax expense	(550)	(482)	(444)	14%	24%
Outside equity interests	(3)	(1)	(2)	large	50%
Net profit excluding significant transactions	1,312	1,207	1,141	9%	15%

Performance Measurements

	Half year Mar 04	Half year Sep 03	Half year Mar 03
	$M	$M	$M

EVATM (1)	870	828	744
Profitability ratios
Return on:
Average ordinary shareholders’ equity(2)	19.1%	20.9%	20.3%
Average ordinary shareholders’ equity(2)(excluding significant transactions(3))	18.4%	20.9%	20.3%
Average assets	1.21%	1.24%	1.22%
Average risk weighted assets	1.60%	1.60%	1.57%
Total income	16.2%	17.4%	17.1%
Net interest average margin	2.53%	2.64%	2.71%
Profit per average FTE ($)	53,226	53,348	51,077
Efficiency ratios(3)
Operating expenses(4) to operating income (excluding significant transactions(3))	45.1%	44.6%	45.6%
Operating expenses(4) to operating income	43.9%	44.6%	45.6%
Operating expenses(4) (excluding significant transactions(3)) to average assets	1.6%	1.7%	1.7%
Operating expenses(4) to average assets	1.6%	1.7%	1.7%
Debt provisioning
Economic loss provisioning ($M)	313	311	303
Net specific provisions ($M)	196	268	259
Earnings per ordinary share (cents)(5)
Earnings per ordinary share (basic)	76.8	73.3	69.1
Earnings per ordinary share (diluted)	75.7	73.0	68.8
Earnings per ordinary share (basic) excluding significant transactions(3)	74.0	73.3	69.1
Earnings per ordinary share (basic) excluding significant transactions and goodwill amortisation(6)	78.9	75.2	71.0
Ordinary share dividends (cents)
Interim - 100% franked (Mar 03: 100% franked)	47	n/a	44
Final - 100% franked (Sep 03: 100% franked)	n/a	51	n/a
Dividend payout ratio(7)	63.8%	67.0%	61.3%
Preference share dividend
Dividend paid ($M)	64	48	54

(1).   EVATM refers to Economic Value Added, a measure of shareholder value.  See page 16 for a reconciliation of EVATM to reported net profit and a discussion of EVATM and an explanation of its usefulness as a performance measure

(2).   Average ordinary shareholders’ equity of $13,949 million excluding outside equity interests

(3).   Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

(4).   Excludes goodwill amortisation.  Refer to page 118 for a reconciliation and an explanation of the usefulness of this adjusted measure

(5).   Prior period EPS measures have been adjusted for the rights issue in November 2003.  Refer page 96 for details

(6).   Earnings used in ratio of $1,368 million (Sep 2003 half: $1,190 million; Mar 2003 half: $1,118 million) excludes significant transactions $84 million (Sep 2003 half: $nil; Mar 2003 half: $nil) and goodwill and notional goodwill amortisation $85 million (Sep 2003 half: $31 million; Mar 2003 half: $31 million) and deducts $35 million of preference share dividends

(7).   Dividend payout ratio is calculated using the proposed dividend as at 31 March 2004

Impact of National Bank of New Zealand acquisition (excluding significant transactions)

Half year March 2004

	Group	NBNZ(1)	Integration costs	Acquisition & funding(2)	Group ex NBNZ & sig transactions
	$M	$M	$M	$M	$M
Net interest income	2,507	304	—	(31)	2,234
Other operating income	1,573	106	—	—	1,467
Operating income	4,080	410	—	(31)	3,701
Operating expenses	(1,902)	(168)	(7)	(54)	(1,673)
Profit before debt provision	2,178	242	(7)	(85)	2,028
Provision for doubtful debts	(313)	(27)	—	—	(286)
Profit before income tax	1,865	215	(7)	(85)	1,742
Income tax expense	(550)	(64)	2	11	(499)
Outside equity interests	(3)	(1)	—	—	(2)
Net profit	1,312	150	(5)	(74)	1,241

Funding of the NBNZ acquisition was provided to New Zealand by way of equity and interest bearing debt from Australia and interest bearing debt from the UK.

Integration costs include $3 million in technology costs in Australia which to date have not yet been charged to New Zealand.

The following table shows the geographic distribution of the integration, acquisition and funding costs shown above.

	Integration Costs	Acquisition & funding(3)	Goodwill	Tax	Profit
	$M	$M	$M	$M	$M

New Zealand	(4)	(58)	(54)	20	(96)
Australia	(3)	7	—	(1)	3
United Kingdom	—	20	—	(6)	14
	(7)	(31)	(54)	13	(79)

Group excluding NBNZ and significant transactions

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	2,234	2,171	2,140	3%	4%
Other operating income	1,467	1,456	1,352	1%	9%
Operating income	3,701	3,627	3,492	2%	6%
Operating expenses	(1,673)	(1,626)	(1,602)	3%	4%
Profit before debt provision	2,028	2,001	1,890	1%	7%
Provision for doubtful debts	(286)	(311)	(303)	-8%	-6%
Profit before income tax	1,742	1,690	1,587	3%	10%
Income tax expense	(499)	(482)	(444)	4%	12%
Outside equity interests	(2)	(1)	(2)	100%	0%
Net profit	1,241	1,207	1,141	3%	9%

(1).   Four months profit since acquisition on 1 December 2003

(2).   Includes goodwill amortisation of $54 million

(3).   Includes employee share acquisition scheme costs of $4 million in New Zealand offset in Australia

Statement of Financial Position

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Assets
Liquid assets	6,565	6,592	7,759	0%	-15%
Due from other financial institutions	4,396	2,427	3,123	81%	41%
Trading and investment securities	13,062	8,980	9,520	45%	37%
Net loans and advances including acceptances	204,080	162,643	155,235	25%	31%
Other	19,185	14,949	14,881	28%	29%
Total assets	247,288	195,591	190,518	26%	30%
Liabilities
Due to other financial institutions	6,147	6,467	8,824	-5%	-30%
Deposits and other borrowings	165,234	124,494	122,122	33%	35%
Liability for acceptances	13,358	13,178	13,270	1%	1%
Bonds and notes	20,215	16,572	14,917	22%	36%
Other	25,586	21,093	18,900	21%	35%
Total liabilities	230,540	181,804	178,033	27%	29%
Total shareholders’ equity	16,748	13,787	12,485	21%	34%

As at March 2004	Group	NBNZ
	$M	$M
Assets
Liquid assets	6,565	1,432
Due from other financial institutions	4,396	648
Trading and investment securities	13,062	2,043
Net loans and advances including acceptances	204,080	32,560
Other	19,185	2,368
Total assets	247,288	39,051
Liabilities
Due to other financial institutions	6,147	—
Deposits and other borrowings	165,234	33,548	(1)
Liability for acceptances	13,358	—
Bonds and notes	20,215	—
Other	25,586	3,215	(2)
Total liabilities	230,540	36,763
Total shareholders’ equity	16,748	2,288

(1).   Includes commercial paper of $9.4 billion

(2).   Includes balances with related entities

Assets and Capital

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
				%	%
Total assets ($M)	247,288	195,591	190,518	26%	30%
Risk weighted assets ($M)	186,157	152,164	148,603	22%	25%
Shareholders’ equity(1), (2) ($M)	16,731	13,770	12,468	22%	34%

Total advances ($M)	206,327	164,661	157,323	25%	31%
Net advances ($M)	204,080	162,643	155,235	25%	31%
Net tangible assets per ordinary share ($)	6.94	7.49	7.32	-7%	-5%
Net tangible assets attributable to ordinary shareholders ($M)	12,542	11,398	11,072	10%	13%
Total number of ordinary shares (M)	1,808.2	1,521.7	1,513.4	19%	19%

	As at Mar 04	As at Sep 03	As at Mar 03
Capital adequacy ratio (%)
Tier 1	7.0%	7.7%	7.7%
Tier 2	3.7%	4.0%	3.4%
Total capital ratio	10.2%	11.1%	9.9%
Adjusted common equity ratio(3)	5.2%	5.7%	5.7%

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
				%	%
Impaired assets
General provision ($M)	1,828	1,534	1,530	19%	19%
General provision as a % of risk weighted assets	0.98%	1.01%	1.03%	-3%	-5%
Gross non-accrual loans ($M)	931	1,007	1,153	-8%	-19%
Specific provisions ($M)	(414)	(482)	(553)	-14%	-25%
Net non-accrual loans	517	525	600	-2%	-14%
Specific provision as a % of total non-accrual loans	44.5%	47.9%	48.0%	-7%	-7%
Total provisions(4) as a % of non-accrual loans	240.8%	200.2%	180.7%	20%	33%
Net non-accrual loans as a % of net advances	0.3%	0.3%	0.4%	0%	-25%
Net non-accrual loans as a % of shareholders’ equity(5)	3.1%	3.8%	4.8%	-18%	-35%

Other information
Full time equivalent staff (FTE’s)	27,971	23,137	22,483	21%	24%
Assets per FTE ($M)	8.8	8.5	8.5	4%	4%
Market capitalisation of ordinary shares ($M)	34,284	27,314	27,135	26%	26%

(1).   Excludes outside equity interests

(2).   Includes preference share capital of $987 million (Sep 2003: $2,212 million; Mar 2003: $1,225 million)

(3).   Adjusted common equity is calculated as Tier 1 capital less preference shares at current rates and deductions from total capital.  This measure is commonly used to assess the adequacy of common equity held.  See page 15 for a reconciliation to Tier 1 capital

(4).   General provision plus specific provisions on non-accrual loans

(5).   Includes outside equity interests

CHIEF FINANCIAL OFFICER’S REVIEW

CHIEF FINANCIAL OFFICER Peter Marriott

March 2004 half year

Australia and New Zealand Banking Group Limited (ANZ, or the Group) recorded a profit after tax of $1,396 million for the half year ended 31 March 2004, an increase of 16% over September 2003 half year.

Excluding the significant transactions(1) profit increased 9% due largely to the contribution to profit of the National Bank of New Zealand in the four months since acquisition of $71 million (net of $79 million funding, acquisition, integration and goodwill amortisation costs).  After adjusting for the income from the TrUEPrS swap in the September 2003 half, and the acquisition of NBNZ, profit after tax increased by 4% driven by 3% growth in net interest income with solid lending growth partly offset by reduced margins.  Other income was flat and expense increases were constrained to 3%.  Asset quality continued

EPS excluding goodwill and significant transactions for the Group increased to 78.9 cents, up 5% or 3.7 cents on the September 2003 half year and 7.9 cents on March 2003.  Prior period EPS measures have been recalculated for the rights issue in November 2003 (Refer page 96 for details).

EPS excluding goodwill and significant transactions for the Group increased to 78.9 cents, up 5% or 3.7 cents on the September 2003 half year and 7.9 cents on March 2003.  Prior period EPS measures have been recalculated for the rights issue in November 2003 (Refer page 96 for details).

	Half year Mar 04 cents	Half year Sep 03 cents	Half year Mar 03 cents	Movmt Mar 04 v Sep 03	Movmt Mar 04 v Mar 03
Basic EPS	76.8	73.3	69.1	5%	11%
EPS excluding goodwill and significant transactions(2) (Cash EPS)	78.9	75.2	71.0	5%	11%

Growth in EPS excluding significant transactions and goodwill was affected by:

•                  Increased earnings in the existing ANZ businesses (refer page 4) increasing EPS by 3.5 cents.

•                  Impact of NBNZ purchase, and its capital funding structure resulted in an accretion in EPS by 0.9 cents excluding integration.

•                  The issuance of 9,713,781 shares under dividend reinvestment and bonus option plans and employee share option schemes, representing 0.5% of shares on issue.  This reduced EPS by 0.4 cents.

The proposed fully franked interim dividend of 47 cents is up 7% from 44 cents in 2003, however, after adjusting for the bonus element of the rights issue, this represents an 11% increase.  The interim dividend payout ratio has increased to 63.8% from 61.3% in March 2003.

(1).   Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

(2).   Refer Note 6 on page 96 for reconciliation

Comparison of March 2004 half year with the September 2003 half year

*                      Contribution from NBNZ.  Refer page 4

The following discussion excludes the impact of significant transactions as management believes this provides a better indication of core business performance.

Net Interest	Volume
15%
Excl NBNZ 3%

Average net loans and advances grew by $31.2 billion (22%) overall with growth attributable to the acquisition of NBNZ ($21.3 billion), Mortgages Australia ($7.1 billion), Corporate ($1.3 billion) and Institutional Financial Services Australia ($1.2 billion).  Average net loans and advances reduced by $1.5 billion (14%) in overseas markets as a result of the strategy to reduce higher risk exposures ($0.7 billion) and the exchange rate impact of the weakening US dollar ($0.8 billion).

Average deposits and other borrowings grew $27.6 billion (23%), with growth from NBNZ ($21.5 billion), Institutional Financial Services Australia ($1.9 billion), Personal Banking Australia ($1.7 billion) and Treasury ($1.2 billion).  Average deposits and other borrowings decreased $0.7 billion (3%) in overseas markets, with increases resulting from greater commercial paper issuance in the US offset by a $2.3 billion reduction resulting from exchange rate movements.

Margin

Net Interest Margin contracted by 11 basis points:

•      Margins on mortgages, credit cards and asset finance contracted during the half due to the combined impact of increased funding costs and competitive pressures.  This resulted in a reduction in net interest margin of 6 points.  In addition, the higher proportion of mortgages in our balance sheet lowered the margin by 1 basis point.

• The interest benefit from low interest savings accounts and non-interest balances increased as the rate at which they were invested increased (2 basis points).

•      The proportion of the balance sheet funded by low interest savings accounts and non-interest balances reduced during the half, offset by an increase in wholesale funding.  The change in funding mix reduced the net interest margin by 4 basis points.  Partially offsetting this however, was the replacement of TrUEPrS, which increased the net interest margin by 3 basis points.

•      The funding cost associated with unrealised trading gains increased as a result of the appreciation of the AUD.  Whilst resulting in a 2 basis point decline in net interest margin, it is offset by an equivalent gain in trading income.

• The acquisition of NBNZ resulted in a net 3 basis point decline in the Group’s net interest margin.

Other Income ^8%	NBNZ contributed $106 million in other income. After adjusting to remove the impact of the acquisition of NBNZ, other income was flat reflecting:
Excl NBNZ ^1%	• Lending fees increased 2% with volume growth in Mortgages, Corporate, Esanda and Institutional Banking in Australasia.

•      Non-lending fees increased 3% with increased merchant activity in Consumer Finance, increased transaction volumes in Personal Banking and higher international payment volumes in Institutional Financial Services.

•      Non-fee other income reduced by 4% ($17 million) with the September 2003 half including $27 million income on development property sales and $35 million revenue from TrUEPrS interest rate swap hedges (which has ceased with the redemption of TrUEPrS).  Increased foreign exchange earnings, as a result of continued volatility in Asian & Pacific currencies, and higher profit on trading instruments have partly offset these reductions.  The latter is principally due to a change in the split of Capital Markets earnings between trading and net interest income due to the timing of cash flows on derivatives.

Expenses ^17% Excl NBNZ ^3%

NBNZ contributed $168 million in operating costs, together with $54 million goodwill amortisation and $7 million integration costs.  Excluding these amounts operating costs increased 3% due largely to personnel costs and a greater focus on revenue growth initiatives.  Staff number increases included sales force, an increased back office to process higher mortgage activity and additional staff required to implement the RBA interchange reforms.  Computer expense increases are mainly software amortisation and volume related data communication expense.

Tax Expense ^14% Excl NBNZ ^4%

Tax expense increased more than profit before tax due to the acquisition of NBNZ, with a higher proportion of earnings in New Zealand which has a higher effective tax rate and increased non-deductible goodwill amortisation.

Risk

ELP $313 million ^1% Excl NBNZ v8%

The Group economic loss provision charge (ELP) was $313 million (of which $27 million relates to NBNZ), compared with $311 million in the half year to September 2003.  The ELP charge to operating segments at $293 million increased $34 million from the half year to September 2003 with increased volumes and the $27 million increase from NBNZ offset by an improvement in overall average credit quality with an increased proportion of mortgage loans.  De-risking of offshore portfolios and reduced levels of default allowed a $30 million reduction in the Group Centre charge taken in prior halves for greater than expected offshore lending defaults.

The ELP rate decreased 6 basis points from the September 2003 half to 33 basis points.  This reflects the lower Group Centre charge together with a reduction in the overall average risk of the portfolio resulting from domestic growth (principally mortgages) and the acquisition of NBNZ which has a lower average risk profile.

Net specific provision $196 million v27% Excl NBNZ v28%

Net specific provisions were $196 million, down $72 million from the half year to September 2003 year with the reduction in losses principally in the Corporate and Asset Finance businesses in the domestic market and Institutional businesses in offshore markets.  The largest individual name loss was $26 million.  Recoveries helped reduce offshore net specific provisions to only $12 million, down from $57 million in the September half and $117 million in the March 2003 half.  As a percentage of net lending assets, net specific provisions reduced to 20 basis points this half, from 33 basis points last half.

Power & Teleco $12.5 million ^5.4% Excl NBNZ v8.7%

Whilst the international power portfolio has continued to experience deterioration in some accounts, there have been a number of positive developments in our exposures and we have had few large single name losses in this half.  Exposures to the offshore Telecommunications industry have been further reduced in the current half.  Downgrades of new customers have continued in the half although the loss given default has been substantially lower than previous experience.

In these two sectors additional specific provisions of $52 million were raised during the half year compared to $65 million in the September 2003 half year.

Net Non-accrual loans $517 million v2% Excl NBNZ v6%	Net non-accrual loans were $517 million at March 2004 compared with $525 million at September 2003. National Bank of New Zealand net non-accruals were $21 million.

General Provision balance $1,828 million ^19 Excl NBNZ ^4%

The general provision balance at 31 March 2004 remains strong at $1,828 million (0.98% of risk weighted assets), compared with $1,534 million (1.01% of risk weighted assets) at 30 September 2003.  This reduction reflects the acquisition of National Bank of New Zealand, where the ratio of general provision to risk weighted assets is 0.87%.

The general provision balance increased $294 million including an amount of $216 million that represents a fair value adjustment on acquisition in relation to National Bank of New Zealand.  This represents a surplus of $447 million over the APRA minimum guideline.

Comparison of March 2004 half year with the March 2003 half year

*                      Contribution from NBNZ.  Refer page 4

Profit after tax at $1,396 million was 22% higher than the March 2003 half year.  Earnings per share increased 11% to 76.8 cents and return on ordinary shareholders’ equity reduced from 20.3% to 19.1%.  Excluding the impact of significant transactions profit after tax at $1,312 million was 15% up on the March 2003 half year.  The result was driven by the acquisition of NBNZ and strong performances in Personal Banking Australia, Consumer Finance, Esanda and UDC, Corporate and ING Australia.  Earnings in Mortgages, ANZ New Zealand Banking, Treasury and Asia Pacific reduced.  The impact of the continued strengthening of the AUD against the USD reduced profit by 4%.

The following discussion excludes the impact of significant transactions as management believes this provides a better indication of core business performance.

Net Interest ^17%	Volume
Excl NBNZ ^4%

Average net loans and advances grew by $37.9 billion (28%) overall, with growth from the acquisition of NBNZ ($21.3 billion), Mortgages Australia ($13.0 billion), Corporate ($2.2 billion), Institutional Financial Services Australia ($1.5 billion) and ANZ New Zealand ($1.1 billion).  Average net loans and advances reduced by $3.6 billion (27%) in overseas markets as a result of the strategy to reduce higher risk offshore exposures ($1.3 billion) and the exchange rate impact of the weakening US dollar ($2.3 billion).

Average deposits and other borrowings increased by $31.1 billion (26%), with growth from NBNZ ($21.5 billion), Personal Banking Australia ($2.9 billion), Treasury ($2.5 billion), Corporate ($1.4 billion) and Esanda ($1.1 billion).  Average deposits and other borrowings increased $1.2 billion (6%) in overseas markets, with increases resulting from greater commercial paper issuance in the US offset by a $3.7 billion reduction resulting from exchange rate movements.

Margin

Net Interest Margin contracted by 18 basis points:
• Margin on mortgage loans decreased due to the combined impact of increased funding costs and competitive pressures. This resulted in a net reduction in margin of 5 basis points

•      The proportion of the balance sheet funded by low interest savings accounts and non-interest earning balances is now lower, offset by growth in term deposits and wholesale funding.  This change in funding mix has reduced the net interest margin by 15 basis points.  Partially offsetting this however, was the replacement of TrUEPrS, which increased the net interest margin by 2 basis points.

• The acquisition of NBNZ resulted in a net 3 basis point decline in the Group’s net interest margin.
• Treasury earnings fell during the half as a result of the sustained period of low and stable interest rates which reduced the Group’s net interest margin by 1 basis point.
• Partially offsetting these declines was an increase in foreign currency hedge revenue as a result of a strengthening AUD (4 basis points).

Other Income ^16% Excl NBNZ ^9%

NBNZ contributed $106 million to other income in the current half year while the $38 million under-accrual in Consumer Finance suppressed fees in the March 2003 half.  This, together with strong growth in Consumer Finance (after adjusting for the under accrual) Corporate, Personal Banking Australia and Esanda resulted in the higher level of fee income.

Non-fee other income increased 5%, after excluding the NBNZ contribution of $31 million, with higher equity accounted income from INGA and increased profit on trading instruments due to a change in the split of Capital Markets earnings between trading and net interest income, offset by the loss of revenue from TrUEPrS cash flow hedges.

Expenses ^19% Excl NBNZ ^4%

After excluding the $229 million costs associated with the NBNZ acquisition costs increased 4% driven by higher personnel costs (front-line and volume related back office staff numbers), computer costs (higher software amortisation) and increased data communication costs.  Premises costs increased from the March 2003 half which included the impact of a change in the method of accounting for rental costs.

Doubtful Debts ^3% Excl NBNZ v6%

Lending growth was offset by an improvement in average credit quality in operating segments and the de-risking of offshore portfolios allowing a $30 million reduction in the charge taken for greater than expected offshore lending defaults.  The ELP rate declined from 40 basis points to 33 basis points.

Tax Expense ^24% Excl NBNZ ^12%	Tax expense increased as a result of increased profit and an increase in goodwill amortisation which is non-deductible.

National Bank of New Zealand

Price(1)	Actual	Prospectus
Price paid AUD million(2)	4,833	4,940
Less NTA purchased	1,901	1,790
Add Net fair value adjustments	179	133

Goodwill	3,111	3,283

(1).         Price converted to AUD at 31 March exchange rates; subject to finalisation of completion accounts

(2).         Includes acquisition costs

The price paid of $4,833 million, including acquisition costs, was $107 million lower than published in the rights issue prospectus as a result of the AUD strengthening against the GBP and lower than anticipated acquisition costs.

Actual goodwill of $3,111 million was $172 million lower than published in October 2003 as a result of the lower price paid and an increase in net tangible assets with additional retained earnings (the pro-forma was based on the June 2003 balance sheet).  This was partly offset by an increase in fair value adjustments for restructuring, tax and depreciation.

Comparison with October 2003 Pro-forma Result

	N BN Z(1) 4 months	NBNZ Proforma(2)	Movt Mar 04 v. Proforma
	NZ$M	NZ$M	%
Net interest income	347	338	3%
Other operating income	120	116	3%
Operating income	467	454	3%
Operating expenses	(192)	(195)	-2%
Profit before debt provision	275	259	6%
Provision for doubtful debts	(31)	(30)	3%
Profit before income tax	244	229	7%
Income tax expense & Outside equity interest	(74)	(65)	14%
Net profit	170	164	4%

(1).         NBNZ result for four months to 31 March 2004

(2).         Proforma results for the year to 30 June 2003 as published in the Renounceable Rights issue prospectus: converted from AUD to NZD at 1.1139 representing the average exchange rate for the year ended 30 September 2003 and converted to four month equivalent result.  Excludes goodwill amortisation.

The four month profit after tax for NBNZ is 4% higher than the pro-forma results published in the rights issue prospectus.

•                  Net interest income increased 3% with 7% growth in lending and 6% growth in deposit volumes.  The lending growth was achieved despite the flat rural sector in which settlements and dairy payouts occur in the June half.  This was partly offset by reduced margins in the lending portfolios following official cash rate increases during the first half.

•                  Other operating income includes a $6 million benefit reflecting a change in accounting policy of capitalising yield related loan acquisition costs for mortgages.

•                  Financial Market income is $4 million lower reflecting a strong result across all desks in the 2003 pro forma period which did not continue in the 4 month period.

•                  The effective tax rate increased due to a change in the underlying mix of corporate transactions that resulted in a relatively higher effective tax rate.

Integration

Integration planning was completed and amalgamation programme management infrastructure and processes established in the half.

•                  The designated organisational structure and senior management of ANZ National (the amalgamated entity) has been agreed.

•                  The business model has been confirmed by the designated management team – utilising the best of ANZ and NBNZ.

•                  The brand strategy has been settled, including adopting a dual brand in the branch network.  This focuses our strategy on customer retention.

•                  Choice of IT systems has been agreed.

The integration process requires regulatory approval to amalgamate the two existing banks.  We expect to have the necessary Reserve Bank of New Zealand approvals in time to give effect to amalgamation in June this year.

Practical completion of the total integration process is planned for the end of 2005 following the completion of systems conversion.

Planning has confirmed the estimate of $230 million (before tax) for the total cost of integration.  Of this amount, approximately 10% will be met by a restructuring charge included in the calculation of goodwill; a further 10% relates to equipment that will be capitalised and around 10% - 15% will come from existing resources.  These costs relate primarily to systems and technology integration and non-branch expenses.  The majority of integration costs are expected to be incurred in 2005, with expenditure completed in 2006.  Integration costs of $7 million were incurred in the first half of 2004.

While the main focus of integration planning is on customer retention and development of the retail banking franchises, cost synergies are expected from migrating NBNZ onto ANZ’s core systems platforms and integrating back office and head office functions.  Based on the completed integration plans and consistent with the current dialogue with the RBNZ, the estimate of synergies is $110 million (before tax).  This remains in line with the target published in the rights issue prospectus.  These cost synergies will be achieved over three years to 2007.

Some loss of revenue and customer growth is expected from integrating NBNZ and ANZ’s businesses, particularly caused by lending and transaction concentration in the institutional and corporate businesses.  The approach to integration attempts to reduce this loss by minimising change for customers and operating with two networks and brands.  In the first half of 2004 revenue and customer attrition has been better than expected.  In the medium term, customer attrition is expected to be largely offset by revenue benefits arising from synergies associated with combining the two businesses.

Software Capitalisation

The Group capitalises the development of software for major projects.  As at March 2004, the balance of software capitalised was $447 million (Sep 2003:$465 million, Mar 2003: $451 million).  Software is amortised over 3 to 5 years, commencing on the date of implementation (the only exception is the branch network platform, which is amortised over 7 years).  During the half, a further $59 million of software build costs were capitalised compared to $54 million in the September 2003 half (Mar 2003: $62 million), while software amortisation of $63 million increased from $46 million in the September 2003 half (Mar 2003: $37 million).  During the half $20 million capitalised software on the Next Generation Switching/Tandem Replacement project was written off (in addition to $10 million provided last half) as it became apparent that expected benefits would not materialise.

Major Projects

	Amortisation
	Period	Written down value
	(years)	Mar 04	Sep 03
		$M	$M
Telling (Personal Banking Australia) Standard telling business model and improved telling workstation for branch network implemented during first half of 2004 year	7	72	50
Sales Service Platform (Personal Banking Australia) Multi-channel platform for branches, call centres, financial and mobile planners	7	59	71
Common Administration System (Group) Integrated web-based administration covering accounts payable, general ledger, fixed asset management, human resources processing and payroll in Australia and New Zealand	5	52	57
Core Transaction Management (Personal Banking Australia) System replacement for core transaction processing in Australia; common set of business applications for related processing in Australia and New Zealand	5	27	17
Vision Plus Card System (Consumer Finance) Back office processing system for Cards which provides increased flexibility to develop and implement new products	5	22	26
Customer Value Management (Personal Banking Australia) Systematic utilisation of customer information (across all points of contact) to assist staff and customers in their decision strategies	5	21	24
Trade Centrix/Proponix (Institutional Financial Services) Global trade processing services system	5	20	23
Straight Through Processing (Mortgages) Stream-lining of back office processes to improve customer response time	3	16	15
Yuetsu (Esanda/UDC) A single integrated system to e-enable the business and enhance customer management, credit/risk and contract management	5	14	18
Next Generation Switching/Tandem Replacement (Operations, Technology and Shared Services)	—	—	26
Other (Below $14 million)	3 to 5	144	138
Total		447	465

Capital management

The Group’s total capital adequacy ratio decreased from 11.1% to 10.2% over the half year to March 2004.  The Tier 1 ratio decreased from 7.7% to 7.0% and adjusted common equity reduced from 5.7% to 5.2% to be near the top of our target range of 4.75% to 5.25%.

ACE reconciliation	Mar 04	Sep 03	Mar 03
	$B	$B	$B
Tier 1	13.0	11.7	11.5
Preference Shares	(2.4)	(2.1)	(1.3 1	)(1)
Deductions	(1.0)	(0.9)	(1.8)
Adjusted Common Equity ($B)	9.6	8.7	8.4
% of risk weighted assets	5.2%	5.7%	5.7%

(1).         Converted at current rates

Significant events impacting the capital ratio are described below:

Risk weighted assets

In the March 2004 half year risk weighted assets increased $34 billion including $28 billion associated with the purchase of NBNZ.

Tier 1 Capital

•                  Rights Issue

•                  During the half ANZ issued 276,847,766 ordinary shares by way of a two for eleven rights issue at $13 per ordinary share raising capital of $3,572 million (net of $27 million expenses) to fund the NBNZ acquisition.

•                  US Hybrid

•                  On 27 November 2003 ANZ raised USD1.1 billion via the issue of 1.1 million stapled securities comprising an interest paying note issued by a wholly owned subsidiary of ANZ and a preference share on which dividends will not be paid whilst it is stapled to a note.  The notes are due on 15 December 2053 at which date the issue will mandatorily convert to ordinary shares unless redeemed or bought back prior to that date.

•                  The hybrid loan capital is classified as debt on ANZ’s balance sheet under Australian and US GAAP with distributions on the stapled securities classified as interest expense.

•                  The hybrid loan capital qualifies as Tier 1 capital for capital adequacy reporting.

•                  ANZ TrUEPrS Buy Back

•                  On 12 December 2003, the Group bought back its 124,032,000 TrUEPrS preference shares that were issued for USD775 million in 1998.  Income, expenses and dividends relating to the TrUEPrS transaction including $77 million profit after tax from the close out of interest rate swaps have been recorded as significant transactions.

•                  Goodwill deductions

•                  Purchased goodwill on the acquisition of NBNZ of $3.1 billion was deducted from Tier 1 capital in the March 2004 half.  The $3.1 billion includes $0.4 billion of pre-acquisition goodwill in NBNZ.

Tier 2 Capital

Following the acquisition of NBNZ, ANZ has consolidated $0.5 billion subordinated debt that qualifies as Tier 2 capital at the Group level.

Deductions from total capital

From July 2003, APRA required the intangible component of investments (such as purchased goodwill) to be deducted directly from Tier 1 capital.

Capitalised expenses post 1 July 2004

APRA have announced that from 1 July 2004 certain capitalised expenses will become a deduction from Tier 1 capital.  As at 31 March 2004, the value of capitalised expenses that would be deducted under the new rules was $0.4 billion.  Pro-forma adjusted common equity at 31 March 2004 after adjusting for this is 4.9%.

EVA reconciliation

One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the half year ended 31 March 2004 was $870 million, up from $828 million for the September 2003 half and $744 million for the half year ended 31 March 2003.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
EVATM
Net profit after tax	1,396	1,207	1,141	16%	22%
Notional goodwill on ING	22	22	22	0%	0%
Other goodwill	63	9	9	large	large
Significant transactions(1)	(84)	—	—	n/a	n/a
Imputation credits	269	249	215	8%	25%
Risk adjusted profit	1,666	1,487	1,387	12%	20%
Cost of ordinary capital	(767)	(611)	(589)	26%	30%
Cost of preference share capital	(29)	(48)	(54)	-40%	-46%
EVATM	870	828	744	5%	17%

(1).         Refer footnote 1 on page 1 for an explanation of the usefulness of adjusting profit to remove the impact of significant transactions.  For a reconciliation to net profit, see page 2

EVATM is a measure of risk adjusted accounting profit.  It is based on operating profit after tax, adjusted for significant transactions, the cost of capital, and imputation credits (measured at 70% of Australian tax).  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.  At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.

At ANZ, economic capital is the equity allocated according to a business unit’s inherent risk profile.  It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies.

At ANZ EVATM is a key measure for evaluating business unit performance and correspondingly is a key factor in determining the variable component of remuneration packages.  Business unit results are equity standardised, by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted or economic capital.

International Financial Reporting Standards

ANZ will be required to prepare financial statements using Australian Standards that comply with International Financial Reporting Standards and their related pronouncements (IFRS) when the Group reports in 2006.

The Group will report for the first time in compliance with IFRS when the results for the half year ended 31 March 2006 are released.  IFRS require that entities complying with IFRS for the first time also restate their comparative financial statements using all IFRS except for IAS 32 Financial Instruments: Disclosure and Presentation, IAS 39 Financial Instruments: Recognition and Measurement, and IFRS 4 Insurance Contracts.  This means that ANZ’s opening IFRS balance sheet will be a restated comparative balance sheet, dated 1 October 2004.  Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings on 1 October 2004; however transitional adjustments relating to those standards where comparatives are not required will only be made at 1 October 2005.  Comparatives restated under IFRS will not be reported in financial statements until March 2006, being the first half year reported in compliance with IFRS.

During 2002, ANZ established a Steering Committee to monitor and plan for the adoption of IFRS.  This Committee has been following developments in IFRS and the likely impact that these standards will have on our products and our customers, and on our own financial reports and accounting policies.  The Committee has set up twelve workstreams, each responsible for evaluating the impact of a specific group of accounting changes.  Each workstream is progressing through three phases of work: technical evaluation, design and implementation.  The Group has largely completed the technical evaluation phases of each work-stream, and is moving into design and implementation.  Several of the work-streams have commenced implementation.

The following areas have been identified as significant for the Group:

Debt v Equity classification New liabilities recognised

The Group has issued a number of hybrid tier one instruments. The ANZ StEPS issue, which is currently treated as equity, will be reclassified as debt. Distributions on ANZ StEPS will be treated as interest rather than dividends.

Fee Revenue Initial impact on retained earnings at 1 October 2004 Increased deferral of fee income

More stringent rules governing the accounting for fee income will result in more fees being deferred on initial payment, and recognised either as an adjustment to yield or over the period of service. On initial application, certain fees that have previously been recognised in the statement of financial performance will be recognised in the statement of financial position, with a corresponding adjustment to retained earnings. The annual impact on net profit from this change is not expected to be material, however the classification of income will change.

Goodwill Initial impact on retained earnings at 1 October 2004 Lower expenses Volatility in results in event of impairment

Goodwill acquired in a business combination, such as our acquisition of NBNZ, will not require amortisation, but instead be subject to impairment testing at least annually. If there is any impairment, it will be recognised immediately in the statement of financial performance.

Hedging Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group’s statement of financial position. IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met.

New assets/liabilities recognised

Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statements of financial performance. ANZ expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

The hedging rules will impact the way the Group accounts for hedges of its funding and for hedges of its statement of financial position. Customer trading, where all derivatives are currently marked to market, will not be impacted.

Loan Provisioning Initial impact on retained earnings at 1 October 2004 Volatility in future earnings Lower general provision

IFRS adopts an approach known as ‘incurred losses’ for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated losses on these impaired loans are then discounted to their present value. As this discount unwinds, there is a resulting recognition of interest in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Loans found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for impairment.  The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool.  The historical loss experience is adjusted based on current observable data.

It is anticipated that the proposed changes will result in a reduction in the level of provisioning which the bank holds against its credit exposures.

The current ELP charge to profit will be replaced, on adoption of IFRS, by a charge for specific provisions on impaired loans, plus a charge for movements in the provision that is held for loans that are being collectively assessed for impairment.

Post Employment Benefits Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

The Group does not currently recognise an asset or liability for the net position of the defined benefit superannuation schemes including those which operate in Australia, New Zealand and the United Kingdom. On adoption of Australian standards that comply with IFRS, the Group will recognise the net position of each scheme on the statement of financial position, with a corresponding entry to the statement of financial performance. The initial adjustment will be made, retrospectively, against opening retained earnings as at 1 October 2004, and will be based on valuations of each scheme made at that date in accordance with the standard IAS 19 Employee Benefits. After the transitional adjustment, further movements in the net position of each scheme will be recognised in the statement of financial performance.

Securitisation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitisation. Existing securitisations, both of our own assets and of our customers’ assets, require review to determine whether they are grandfathered under IFRS, and if not, an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles may result in some vehicles being consolidated by the Group. Securitisations commenced on or after 1 January 2004 will be assessed in accordance with IFRS and current Australian GAAP.

Share-Based Payments Initial impact on retained earnings at 1 October 2004 Higher expenses

The Group currently recognises immediately an expense equal to the full fair value of all deferred shares issued as part of the short and long term incentive arrangements. The deferred shares vest over one to three years, and may be forfeited under certain conditions. The Group does not currently recognise an expense for options issued to staff, shares issued under the $1,000 employee share plan, nor for the 5% discount applicable to the ANZ Share Save Scheme. On adoption of IFRS based standards, the Group will recognise an expense for all share-based remuneration, including deferred shares and options, and will amortise those expenses over the relevant vesting periods. The Group will also recognise an expense for shares issued under the $1,000 employee share plan, and for the 5% discount on shares granted in the ANZ Share Save Scheme.

Taxation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

A “balance sheet” approach will be adopted, replacing the “statement of financial performance” approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base. It is expected that the standard may require the Group to carry higher levels of deferred tax assets and liabilities.

Capital measurement – Many of the changes above will impact the Group’s assets and equity.  Both asset and equity measurement are central to the capital adequacy requirements set by prudential regulators.  The Group anticipates that APRA will revise the measurement rules in its prudential standards in response to these changes, however it is unclear at present whether capital measurement will be fully immunised from the IFRS changes.  The main changes impacting capital measurement are changes to hybrid capital instruments, hedge accounting, defined benefits superannuation funds, securitisation transactions, loan loss provisioning, effective interest rate adjustments and transitional adjustments.

BUSINESS PERFORMANCE REVIEW

CHIEF OPERATING OFFICER Bob Edgar

Business Segment Performance

•                  Australian Consumer Businesses

Australian Consumer Businesses includes Personal Banking Australia, Mortgages Australia and Consumer Finance.  The consumer businesses were the key driver of profit growth for ANZ (excluding NBNZ impact), with profit up 23% on March 2003.  Individual business performance was as follows:

•                  Personal Banking Australia - up 13% over March 2003 (up 8% on September 2003) reflecting strong growth in consumer deposits, lending and sales commissions (driven by continued mortgage growth).  This result was achieved despite significant investments in the branch network and technology.

•                  Mortgages Australia - profit was flat over March 2003 (down 7% on September 2003), with strong FUM growth offset by margin contraction in the March half, principally caused by short term rates moving up in advance of the official cash rate. Expense growth reflected the high proportion of variable costs in the business given strong volume growth.

•                  Consumer Finance - a strong result, up 39% over March 2003, after adjusting for the loyalty points under accrual in the first half 2003 (up 9% on September 2003).  Increased points of representation, strong turnover throughout the Christmas period, and a well managed response to the RBA interchange reforms contributed to growth.

•                  Institutional Financial Services

Profit down 1% over March 2003 (down 2% on September 2003) largely as a result of de-risking within the lending portfolio and the appreciation of the AUD.  The rebalancing of the portfolio significantly reduced earnings in some segments of the business, particularly Corporate and Structured Financing.

•                  Corporate

Strong lending growth over March 2003 in both Small to Medium Enterprises and Corporate Banking (24% and 16% respectively) was the key driver in 12% profit growth (up 5% on September 2003).  Strong revenue growth was partly offset by footprint expansion in SME, resulting in a 7% increase in staff numbers, largely in the frontline.

•                  New Zealand Business

NBNZ experienced strong growth in residential lending, which was offset by subdued rural lending, largely cyclical, and reduced Corporate and Institutional volumes.  ANZ (NZ) result was adversely impacted by AUD appreciation and margin pressure in Mortgages, with profit down 10% over March 2003 (down 3% on September 2003).

•                  Other

•                  Esanda & UDC - a buoyant new car market, driving higher new business writings, was the key driver in profit growth of 11% over March 2003.

•                  Asia Pacific - improved underlying performance was offset by a stronger AUD and lower bond sales in PT Panin Bank, resulting in profit being down 6% over March 2003.

•                  Treasury - a benign interest rate environment adversely affected earnings that were down 8% compared with March 2003.

•                  ING JV - improvements in equity markets have driven increased FUM and profit, up 52% over March 2003.  Costs decreased 4% over March 2003 reflecting the delivery of synergy benefits and tight cost control.

•                  Group Centre - recorded a loss of $103 million, down $65 million on March 2003 due to a reduction in interest earnings on surplus capital, the buy back of TrUEPrS and increased goodwill amortisation on the NBNZ acquisition.

Profit & Loss (including effect of movements in foreign currencies)

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net profit after income tax
Consumer Businesses
Personal Banking Australia	220	204	195	8%	13%
Mortgages Australia	111	119	111	-7%	0%
Consumer Finance	104	95	48	9%	large
	435	418	354	4%	23%
Institutional Financial Services	381	388	385	-2%	-1%
New Zealand Business	228	86	92	large	large
Corporate Australia	146	139	130	5%	12%
Esanda and UDC	69	67	62	3%	11%
Asia Pacific	64	65	68	-2%	-6%
ING Australia	47	43	39	9%	21%
Treasury	45	46	49	-2%	-8%
Group Centre	(103)	(45)	(38)	large	large
Net profit (excl significant transactions)	1,312	1,207	1,141	9%	15%
Significant transactions(1)	84	—	—	n/a	n/a
Net profit	1,396	1,207	1,141	16%	22%

(1)               ANZ has classified the $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction during the March 2004 half year as significant transactions.  ANZ excludes significant transactions to eliminate the distorting effect of one-off transactions on the results of its core business

The Group from time to time modifies the organisation of its businesses to enhance the focus on delivery of specialised products or services to customers.  Prior period numbers are adjusted for such organisational changes to allow comparability.  During the half ended 31 March 2004 the significant changes were:

•                  A new business unit “New Zealand Business” was created which consists of New Zealand Banking, the National Bank of New Zealand, and Integration costs. New Zealand Banking now includes New Zealand Mortgages.

•                  The Mortgages unit has been renamed “Mortgages Australia” and excludes the New Zealand Mortgages business.

•                  Within Institutional Financial Services the operations of Structured Finance International and Corporate Finance and Advisory have been brought together and are being managed as one global business, called Corporate and Structured Financing.

•                  ANZ has moved the goodwill amortisation on investments to the Group Centre.  This is an extension of equity standardisation and facilitates better comparisons across different business units.

•                  In addition, there have been a number of function transfers including some minor segmentation between Institutional Banking, Corporate, and Asia Pacific together with a number of relatively minor methodology changes to revenue and cost allocations.

Profit & Loss (prior period figures retranslated at current exchange rates(1))

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net profit after income tax
Consumer Businesses
Personal Banking Australia	220	204	195	8%	13%
Mortgages Australia	111	119	111	-7%	0%
Consumer Finance	104	95	48	9%	large
	435	418	354	4%	23%
Institutional Financial Services	381	386	370	-1%	3%
New Zealand Business	228	85	89	large	large
Corporate Australia	146	139	130	5%	12%
Esanda and UDC	69	67	61	3%	13%
Asia Pacific	64	62	64	3%	0%
ING Australia	47	43	39	9%	21%
Treasury	45	44	45	2%	0%
Group Centre	(103)	(50)	(51)	large	large
Net profit (excl significant transactions)	1,312	1,194	1,101	10%	19%
Significant transactions(2)	84	—	—	n/a	n/a
Net profit	1,396	1,194	1,101	17%	27%
FX impact on reported Net Profit	—	13	40	-100%	-100%
Reported net profit	1,396	1,207	1,141	16%	22%

(1)               ANZ has removed the impact of exchange rate movements to provide investors with a better indication of the business unit performance in local currency terms

(2)               ANZ has classified the $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction during the March 2004 half year as significant transactions.  ANZ excludes significant transactions to eliminate the distorting effect of one-off transactions on the results of its core business

The Group benefited from USD and NZD revenue hedges during this half.  Earnings before tax on revenue hedges were $29 million (Sep 2003: $20 million; Mar 2003 $1 million).  Excluding the impact of these revenue hedges, the Group’s profit was reduced by $13 million after tax from the September 2003 half and $40 million from the March 2003 half because of foreign exchange movements.

External Environment

Australian Conditions

The Australian economy continued to grow strongly during the half, although higher interest rates in late 2003 have dampened activity in the housing market.  The sharp appreciation in the AUD over the half has affected exporters’ income and competitiveness, but has also provided a boost to consumer spending through lower prices.  Economic activity in Australia is expected to strengthen from 2.75% in 2003 to 4% in 2004, with an improvement in exports due to a stronger world economy expected to be the primary driver of growth.

Institutional environment

•                       Business investment has been very strong due to robust domestic demand, lower imported capital goods prices as a result of the stronger AUD and a number of major resource investment projects.

•                       After growing by 16% in 2003, business investment is expected to rise by 10% in 2004, before slowing to 4% in 2005 as major projects are completed.  While corporate profitability growth has been strong, some moderation is in prospect.

Corporate and SME Banking environment

•                       The strong domestic economy has buoyed the corporate and SME sector.  Housing demand has been strong as has consumer spending, supported by low unemployment and rising house prices.

•                       High levels of business confidence, solid operating conditions and relatively high capacity utilisation should continue to underpin corporate and SME borrowing in the near term.

•                       The corporate and SME sector remains fundamentally healthy with balance sheets in generally good shape.  While higher interest rates are unlikely to deter businesses from borrowing, some sectors may be affected by a slowing in consumer spending and housing construction over the course of the year.

Mortgages

•                       Mortgage credit continues to grow strongly, with volumes rising 23% over the year to December 2003.  The value of housing finance approvals has fallen 16% from peak levels in October 2003 but is still up 10% over the year to January 2004.

•                       Recent interest rate rises already appear to be affecting the appetite for residential property and associated debt accumulation.  Mortgage approvals are expected to decline over much of 2004 but given still high levels of activity, volume growth is expected to ease to around 17% by September 2004.

•                       Providing conditions remain supportive, there could be greater growth in consumer-driven rather than investment driven loan growth.

Consumer Finance

•                       Low unemployment and rising household wealth has supported consumer spending, which rose at its fastest pace in four years through to the December quarter 2003.  More recently consumer confidence has slipped, following the interest rate rises in late 2003.

•                       A modest slowing in employment is expected from mid-2004 and with the likelihood of more moderate house price gains, these factors should dampen consumer spending.

•                       With interest rates likely to be at or near a peak, personal non-housing lending is unlikely to slow sharply.  We expect credit growth to remain at around 13% by year end.

Leasing

•                       Motor vehicle sales hit record levels in calendar 2003, with the market strong across the board.  Sales have continued to rise in early 2004 but a modest easing is forecast over 2004.

•                       Lease approvals strengthened in late 2003, particularly for construction and earth-moving equipment.  Shop equipment approvals rose due to buoyant retail trade.  Business expansion plans should boost equipment finance in the near term but slower domestic growth will dampen demand from late 2004.

Personal/Wealth Management

•                  Funds under management is showing signs of expanding.  A solid lift in earnings has coincided with improving net flows - a trend which is expected to gather pace over coming quarters as household asset portfolios are re-weighted towards the sector.  Sustaining net flows at this higher level will however, depend in large part on expectations of solid growth in equity markets which in turn needs a healthy and stable global economic environment.

•                  Reduced expectations for residential housing prices growth and already very low rental market yields should drive sobering sentiment towards residential property, re-generating interest in the funds management sector.  Some ‘cashing in’ of recent property market gains is also likely to find its way back to managed funds products.

New Zealand

While overall growth in the New Zealand economy showed early signs of slowing during the half, the domestic sector (and the housing market in particular) continued to deliver reasonable growth.  However, the influence of weaker export incomes due to rises in the New Zealand dollar exchange rate against its major partners, and slowing population growth (due to slowing net immigration) are expected to have a mildly adverse impact on growth in the second half of 2004.  GDP growth is expected to slow from 3½% in 2003 to 2¾% in 2004.

Mortgages

•                  Housing market activity was strong in early 2004.  While house sales have slowed in recent months they remain well above historical averages.

•                  Slowing population growth will see some easing in housing demand, at a time when the supply of new dwellings is increasing significantly.  Converging demand and supply will result in a slowing of housing market activity over 2004 and 2005.

•                  Market growth in mortgage lending accelerated over the half year, with annual growth of 17.1% in the 12 months to January 2004 (compared with 8.7% in the January 2003 year).

Corporate environment

•                  The full effect of the strengthening New Zealand dollar on exporters is yet to be manifested with exporters having generally covered their short-term forward currency positions in the half.

•                  Consumer confidence remains generally optimistic across most regions and customer segments, while competitive pressures are placing net interest margins under pressure.

•                  Residential /Commercial construction is still buoyant with strong demand and levels of work in progress.  Domestic and international travel is showing strong positive growth.

•                  Sustained high capacity utilisation has prompted a positive response to investment intentions, which has been assisted by a strong New Zealand dollar reducing the cost of imported investment goods.

Asia Pacific

Economic growth should strengthen in South East Asia over 2004.  GDP in Japan is expected to be close to 3.5%, which would represent the strongest annual increase since 1996.  Faster growth is also expected in most other East Asian countries in 2004.  China is likely to be an exception with growth forecast to slow, from the high levels it has experienced over the last five years to around 6%, in response to policy measures aimed at curbing economic over-heating.

PERSONAL BANKING AUSTRALIA Elmer Funke Kupper • Personal Distribution • Banking Products

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net interest income	461	430	421	7%	10%
Other external operating income	194	192	187	1%	4%
Net inter business unit fees	189	181	166	4%	14%
Operating income	844	803	774	5%	9%
External operating expenses	(440)	(415)	(400)	6%	10%
Net inter business unit expenses	(79)	(86)	(84)	-8%	-6%
Operating expenses	(519)	(501)	(484)	4%	7%
Profit before debt provision	325	302	290	8%	12%
Provision for doubtful debts	(12)	(14)	(13)	-14%	-8%
Profit before income tax	313	288	277	9%	13%
Income tax expense and outside equity interests	(93)	(84)	(82)	11%	13%
Net profit attributable to members of the Company	220	204	195	8%	13%

Net loans & advances including acceptances	6,362	5,902	5,197	8%	22%
Other external assets	1,033	794	1,034	30%	0%
External assets	7,395	6,696	6,231	10%	19%
Deposits and other borrowings	33,453	31,824	30,425	5%	10%
Other external liabilities	1,481	1,254	1,105	18%	34%
External liabilities	34,934	33,078	31,530	6%	11%

Net interest average margin	2.82%	2.78%	2.84%	1%	-1%
Return on assets	1.28%	1.26%	1.26%	2%	2%
Return on risk weighted assets	3.85%	3.86%	3.94%	0%	-2%
Operating expenses to operating income	61.5%	62.4%	62.5%	-1%	-2%
Operating expenses to average assets	3.02%	3.08%	3.11%	-2%	-3%
Net specific provisions	(6)	(10)	(9)	-40%	-33%
Net specific provision as a% of average net advances	0.20%	0.37%	0.36%	-46%	-44%
Net non-accrual loans	9	10	7	-10%	29%
Net non-accrual loans as a% of net advances	0.14%	0.17%	0.13%	-18%	8%
Total employees	6,597	6,597	6,517	0%	1%

PERSONAL BANKING AUSTRALIA

Elmer Funke Kupper

Comparison with September 2003 half

Profit after tax increased by 8% with profit growth in Banking Products and Personal Distribution of 11% and 6% respectively.  Within Personal Distribution, all business units delivered profit increases.  Significant factors affecting the result were:

•                  Net interest income increased 7% with volume growth in Rural Banking (lending and deposits grew 8%), and in Banking Products with growth in consumer deposits (5%) and margin lending (18%).  Net interest margin increased by 4 basis points with increases in the cash rate increasing deposit margins, but was partly offset by higher growth in lower margin cash management and term deposits.

•                  Other external operating income increased 1% with fees from core transaction products in Banking Products up 6%, and sales and retention payments from INGA up 2.3%, reflecting the improvement in the equity markets.  Fees from Rural Banking were flat reflecting a seasonally lower March half with farmers tending to repay debt rather than hold cash balances or invest in their businesses.

•                  Sales and retention commissions received from the sale of ANZ products through the branch network increased 4% reflecting strong demand for mortgages and the effects of our investment in training sales staff.

•                  Operating costs increased 4% due largely to costs associated with the rollout of the new telling platform and increased depreciation associated with investments in technology and the branch network.

•                  Provision for doubtful debts, non-accrual loans and net specific provisions remained low reflecting sound credit quality, and the deposit driven nature of the business.

Comparison with March 2003 half

Profit after tax increased 13%, with growth in Banking Products and Personal Distribution of 20% and 8% respectively.  Revenues grew by 9% with net interest income benefiting from consumer deposit growth of 10% and lending growth of 22% largely in Rural Banking (18%) and margin lending (80%).  This was in part offset by a 2 basis point decline in margins.

Sales and retention commissions received from the sale of mortgages and consumer products through the branch network increased by 14% reflecting strong growth in mortgages and other sales activity.

Operating costs were 7% higher with additional staff training, the cost of rolling out the telling platform and an increase in depreciation of the investment in technology and refurbished branches.

Provision for doubtful debts reduced slightly.

PERSONAL BANKING AUSTRALIA

Elmer Funke Kupper

Our business

Our business generates revenue through four major activities:

•                  Managing and selling proprietary products (including savings products, transaction accounts and agri-lending) from which we earn interest and fees.

•                  Selling other ANZ products from which we earn sales commissions and, in some cases, trailer commissions.

•                  Providing financial advice to individuals and distributing investment products.

•                  Providing branch and network services to ANZ’s personal and corporate customers (e.g. cash deposit facilities), on a cost-recovery basis.

Key Performance Indicators	Half year Mar 04	Half year Sep 03	Half year Mar 03
Deposit balances ($billion)	33.5	31.8	30.4
Lending balances ($billion)	6.4	5.9	5.2
Deposit interest margin (%)	2.33	2.27	2.34
Mortgage sales ($billion)	6.54	6.42	5.06
Managed investment flows ($million)	1,138	1,043	970
Sales commissions ($million)	80.9	78.9	69.9
Customers (million)	3.23	3.20	3.17

Executing our strategy

We are a distribution business, and are looking to improve our sales performance and customer retention.  Our key areas of focus are:

Focus	Strategy	Progress
Our People
• Give customers someone local to turn to; contribute to the communities we live in	• Re-focus on our local teams and the communities they serve • Invest in recruiting, training and coaching	• Local management teams implemented • Continued positive recognition in local media for community support • Trained over 5,000 branch staff in sales skills including FSRA compliance

Our Customers
• Provide products with excellent features which are simple to understand and meet their needs every time	• Leading “entry” products for all channels • Needs based discovery and sales process • Needs based packaging and cross sell • Specialist advice

•                  Industry transaction account award for last three years

•                  Growth in accounts 4.3% since September 2003 and 8.9% since March 2003

•                  Growth in cash management FUM of 10% since September 2003 and 24% since March 2003

•                  Market share of deposits increased

Our service
Accessible; deliver on the basics	• Provide a welcoming retailing environment • Reliable service every day Simple straight through processes

•                  Reduced peak queue times and queue complaints

•                  Over 30% of branch network refreshed or refurbished since 2002

•                  Successfully implemented new Telling platform throughout the branch network

•                  Improved customer satisfaction with branches at 8.2 out of 10 compared with 7.7 in last half

PERSONAL BANKING AUSTRALIA

PERSONAL DISTRIBUTION -                                  Satyendra Chelvendra (Personal Banking); Mike Guerin (Rural Banking)
Michael Saadie (Private Banking); Dean Nalder (Financial Planning)

Provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agri customers in rural Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	130	123	120	6%	8%
Revenue	610	585	566	4%	8%
Operating expenses	(417)	(403)	(390)	3%	7%
Provision for doubtful debts	(8)	(9)	(8)	-11%	0%
Net specific provisions	(3)	(7)	(5)	-57%	-40%
Net non-accrual loans	9	10	7	-10%	29%

The March 2004 half showed continued strong sales performance in Personal Banking on the back of strong demand for mortgages and higher sales productivity.  The rural sector was relatively quiet in a seasonally slower first half with a trend for customers to repay debt rather than invest in their businesses.  An increase in gross flows in equity markets saw increased distribution of investment management products.

The March 2004 half saw continued investment in improving the sales and service performance of the business.  In addition to continued investment in the skills of our sales force, we increased our investment in service with the implementation of our new telling platform and our branch refurbishment program.  During the half we opened four new branches.

BANKING PRODUCTS - Craig Coleman

Banking Products manufactures deposit, transaction accounts and Margin Lending products.  In addition, the business manages ANZ’s direct channels covering Phone Banking, ATMs and Internet Banking

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	90	81	75	11%	20%
Revenue	234	218	208	7%	13%
Operating expenses	(102)	(98)	(94)	4%	9%
Provision for doubtful debts	(4)	(5)	(5)	-20%	-20%
Net specific provisions	(3)	(3)	(4)	0%	-25%
Net non-accrual loans	—	—	—	n/a	n/a

Demand for deposits remained strong in the March 2004 half with deposit balances growing by 6% over the half, slightly increasing our market share of deposits.  Margin lending continued to grow strongly, with loan balances increasing by 18% over the half.  Transaction volumes via direct channels increased 3% reflecting our ATM fleet expansion and continued growth in internet banking.

MORTGAGES AUSTRALIA Chris Cooper Provision of mortgage finance secured by residential real estate in Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	337	344	311	-2%	8%
Other external operating income	52	42	41	24%	27%
Net inter business unit fees	(118)	(113)	(101)	4%	17%
Operating income	271	273	251	-1%	8%
External operating expenses	(75)	(70)	(62)	7%	21%
Net inter business unit expenses	(21)	(19)	(19)	11%	11%
Operating expenses	(96)	(89)	(81)	8%	19%
Profit before debt provision	175	184	170	-5%	3%
Provision for doubtful debts	(16)	(14)	(13)	14%	23%
Profit before income tax	159	170	157	-6%	1%
Income tax expense and outside equity interests	(48)	(51)	(46)	-6%	4%
Net profit attributable to members of the Company	111	119	111	-7%	0%

Operating expenses to operating income	35.4%	32.6%	32.3%	9%	10%
Net specific provisions	(2)	(3)	(6)	-33%	-67%
Net non-accrual loans	7	14	23	-50%	-70%
Total employees	1,289	1,269	1,154	2%	12%

Comparison with September 2003 half

Profit after tax reduced 7%.  Significant influences on the result were:

•                  Net interest income reduced 2%.  A 10% increase in mortgage volumes during the half resulting from record sales volumes being written through all key channels was offset by a 12 basis point reduction in margin due to higher funding costs following two increases in the cash rate and market rates rising in anticipation of further official rate rises which did not eventuate.

•                  Other operating income increased by 24% with higher levels of customer activity and strong performance from the Mortgage Insurance business.

•                  Sales and retention commissions paid to Personal Banking Distribution increased 4% with increased sales through the branch network.

•                  Expenses increased 8% due to the impact of annual wage increases, increased staffing to maintain service levels with continued high new business volumes and increased amortisation of capitalised software.

•                  Provisioning remains low reflecting the quality of the portfolio.

Comparison with March 2003 half

Profit after tax was flat.  Net interest increased 8% with a 22% growth in the loan portfolio partly offset by reduced margins resulting from higher wholesale funding rate.  Other external income grew 27% driven primarily by increased volumes.  These increases were partly offset by increased search and valuation costs.  Expenses increased by 19%, largely as a result of volume related staff increases and software amortisation.  Provision for doubtful debts increased 23%, driven by increased lending volumes.

MORTGAGES AUSTRALIA

Chris Cooper

Our business

ANZ Mortgages has 11.1%1 of the home finance market in Australia.  Mortgages are sourced through the business’ own specialist salesforce, the Bank’s branch network and mortgage brokers, with the business continuing to maintain a dominant market share of broker loans in Australia.  The business also provides wholesale mortgage funding to other non-bank mortgage lenders.  Business critical success factors are:

•                  Meeting customer needs through the delivery of market leading products (measured by product awards received)

•                  Maintaining industry leadership in the delivery of quality service to our customers (measured by independent surveys)

•                  Significantly enhancing distribution capability and capacity (measured by sales by distribution channel)

•                  Delivering significant business improvements to enhance the customer experience and deliver material cost savings

(measured by customer surveys and average acquisition/servicing costs).

•                  Managing risk (measured by arrears levels)

(1)               Cannex independently analyse over 2,000 mortgage products from 150 Australian institutions. Cost, features, flexibility and conditions of mortgage product are compared.

Key Performance Indicators	Half year Mar 04	Half year Sep 03	Half year Mar 03
Interest margin (%)	0.95	1.07	1.08
Loan balance growth (%)	10.1	11.2	9.5
Proportion of Cannex 5 Star awards received (%)	53	40	45
Customer satisfaction ratings	8.2	7.8	7.8
Proportion of Australian sales through brokers (%)	42	40	35
Proportion of broker applications submitted electronically (%)	23	n/a	n/a

(1)               Source: Reserve Bank of Australia February 2004

Executing our strategy

Mortgages Australia has a series of key strategic initiatives that will provide the foundation for continued strong growth. Key areas of focus include:

Focus	Strategy	Progress
Business improvement	• Delivering end-to-end improvements in mortgage processing	• Improved processing times and reduced associated costs through a number of initiatives including enhancing automation of approval process

Distribution strategy	• Expansion of our mortgage specialist sales force • Establishment of ANZ Mortgage Solutions - franchised mobile salesforce

•                  Mortgage specialist sales force operational from October 2003

•                  Substantial progress made on building supporting technology, documentation and operational process for ANZ Mortgage Solutions. First franchisees planned second half of 2004

Loan approvals	• Automated application and approval systems for brokers and mortgage specialists	• National roll-out of eMOS system commenced in mid October - 23% of applications currently being submitted electronically resulting in faster customer response times

Marketing	• Superior products • Move into new market opportunities	• Continue to dominate Cannex awards • Key product initiatives currently being piloted

Risk management	Portfolio and collection management	• Collections strategy continuing to be enhanced with focus on high risk customers Delinquencies maintained at historically low levels

CONSUMER FINANCE
Brian Hartzer

Provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand, and selected overseas markets

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	234	235	214	0%	9%
Other external operating income	219	205	152	7%	44%
Net inter business unit fees	(35)	(37)	(36)	-5%	-3%
Operating income	418	403	330	4%	27%
External operating expenses	(132)	(131)	(126)	1%	5%
Net inter business unit expenses	(56)	(56)	(57)	0%	-2%
Operating expenses	(188)	(187)	(183)	1%	3%
Profit before debt provision	230	216	147	6%	56%
Provision for doubtful debts	(79)	(77)	(75)	3%	5%
Profit before income tax	151	139	72	9%	large
Income tax expense and outside equity interests	(47)	(44)	(24)	7%	96%
Net profit attributable to members of the Company	104	95	48	9%	large

Operating expenses to operating income	45.0%	46.4%	55.5%	-3%	-19%
Net specific provisions	(78)	(72)	(65)	8%	20%
Net non-accrual loans	1	2	2	-50%	-50%
Total employees	1,088	1,234	1,074	-12%	1%

Comparison with September 2003 half

Profit after tax increased by 9%.  Significant influences on the result were:

•                  Net interest income was flat, with a 13 basis point reduction in net interest margin following increased wholesale rates being offset by a 1% increase in lending volumes.

•                  Other external operating income increased 7% reflecting growth in merchant turnover (7%), particularly over the Christmas period.  Whilst the Australian Issuing Business was impacted by reduced revenue due to the Reserve Bank of Australia’s (RBA) interchange reforms, a proportion of this was recovered through savings in loyalty point costs.  In addition, we conducted a full repricing of our merchant base to reflect the new schedule of interchange rates and market pricing in various segments.  All of our other businesses contributed solid profit growth in the half.

•                  Internal commissions paid to the Personal Banking business decreased 5%, largely as a result of reduced branch visits and increased use of electronic channels.

•                  Operating expenses increased by 1%. Personnel costs increased as a result of annual salary increases and a temporary increase in staff in the customer services team (124 FTEs) during the first quarter to handle a higher level of calls associated with the RBA interchange reform project.

•                  ELP increased 3% as a result of an anticipated slight deterioration in credit quality in the current environment.

Comparison with March 2003 half

Profit after tax increased $56 million.  Of this, $27 million related to the after-tax effect of the under-accrual of loyalty points booked in the March 2003 half year.  Adjusting for this write-back, which is not indicative of core business performance, net profit increased by 39%.  Net interest income increased 9%, and other operating income increased by 15% reflecting a higher proportion of credit card balances paying interest and higher merchant activity respectively.  Solid profit growth was recorded in all our other businesses.  Operating expenses increased 3% in part due to increased FTEs and marketing spend relating to the RBA interchange reform project.

CONSUMER FINANCE

Brian Hartzer

Our business

Cards Issuing [Australia, New Zealand, Indonesia, and the Philippines]

•                  We earn interest income on cardholder outstandings (excluding the interest free period), fee income on each account, and interchange revenue.

•                  We offer credit cards under the Visa, MasterCard, Diners Club, and Bankcard brands.  We are responsible for market-leading co-brand partnerships with Qantas, Telstra, and Diners Club.

Cards Acquiring [Australia and New Zealand]

•                  We earn transaction and terminal fees from merchants using our MultiPOS terminals, and processing fees from merchants using their own terminals.

•                  We offer a full range of MultiPOS chip-capable terminals in stand-alone, integrated POS, and mobile versions.

Personal Loans [Australia and New Zealand]

•                  We provide unsecured personal instalment loans to customers through our branch network and through direct channels, which generates interest and fee income.

Executing our strategy

The ANZ Consumer Finance vision is to be one of the best managed Consumer Finance businesses in the world.

Focus/Strategy	Progress

Know our customers and our business better than anyone else

•                  The Australian credit card business was impacted by reduced revenue due to the Reserve Bank of Australia’s credit card reforms. The reforms reduced interchange revenue by $34 million after tax in the half. This was partially offset by the restructure of loyalty programs to reduce loyalty costs and the establishment of a relationship with Diners Club Australia to provide an alternative product for high spending customers. The implementation of the changes was well managed. Despite initial concerns, minimal customer attrition was experienced as a result of the system of tiering reward points to protect rewards earned by the majority of customers, an alterative product offered to high spenders as a result of the Diners Club relationship, and the application of significant resources to customer retention.

•                  In Cards Acquiring, we conducted a full repricing of our merchant base to reflect the new interchange rates and market dynamics.  At the same time, ANZ continues to grow the customer base in its acquiring business.  This has been assisted by new products such as the MultiPOS terminal and strong cross-selling results to our existing Small Business customer base.  As a result, new customers in the small business segment grew by 11% for the half year.  At the same time, merchant turnover has continued to increase, up 7% in the period, particularly over the Christmas period.

•                  Our new 40% interest in Metrobank Card Corporation (Philippines) has contributed to profit as expected, and is progressing well

• Have the best product for each profitable customer segment

•                  Launched Low Rate MasterCard, ANZ Frequent Flyer Diners, and Telstra Diners Cards

•                  Re-launched the Qantas ANZ Visa card in New Zealand. The new program is simpler for cardholders, with points automatically credited to their Qantas Frequent Flyer account

•                  Completed the conversion of our Australian merchant terminals to MultiPOS, which leads the industry in functionality, and can support chip security features

• Easy to do business with

•                  Our Quality program is making a significant impact on customer service, with customer complaints reducing by 37% in the half

•                  60 second approval on the Internet is now a cornerstone of customer acquisition; 90% of new applications are processed within 24 hours

•                  Our merchant customer base in Australia grew 6% in the half

•                  In New Zealand, monthly customer satisfaction surveys were introduced in August 2003. Our overall service is consistently rated as “good” or “excellent” by over 90% of merchant customers

• Superior execution in everything we do

•                  We are on track to becoming a “best employer”, with 83% of staff in Consumer Finance indicating they would recommend ANZ as a place to work (up 4%)

•                  Our investments in reengineering and new technology platforms have continued to deliver efficiency gains: average cost per account and per merchant are down 11% and 22% respectively

•                  We have continued to strengthen our financial control and compliance framework

INSTITUTIONAL FINANCIAL SERVICES

Bob Edgar

•             Institutional Banking

•             Transaction Services

•             Foreign Exchange

•             Capital Markets

•             Corporate & Structured Financing

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	327	330	374	-1%	-13%
Other external operating income	614	619	580	-1%	6%
Net inter business unit fees	(10)	(12)	(14)	-17%	-29%
Operating income	931	937	940	-1%	-1%
External operating expenses	(277)	(268)	(280)	3%	-1%
Net inter business unit expenses	(62)	(60)	(63)	3%	-2%
Operating expenses	(339)	(328)	(343)	3%	-1%
Profit before debt provision	592	609	597	-3%	-1%
Provision for doubtful debts	(86)	(84)	(80)	2%	8%
Profit before income tax	506	525	517	-4%	-2%
Income tax expense and outside equity interests	(125)	(137)	(132)	-9%	-5%
Net profit attributable to members of the Company	381	388	385	-2%	-1%

Net loans & advances including acceptances	38,986	40,510	42,292	-4%	-8%
Other external assets	15,821	16,058	17,158	-1%	-8%
External assets	54,807	56,568	59,450	-3%	-8%
Deposits and other borrowings	28,350	26,965	29,045	5%	-2%
Other external liabilities	20,167	20,810	20,992	-3%	-4%
External liabilities	48,517	47,775	50,037	2%	-3%

Net interest average margin	1.65%	1.63%	1.76%	1%	-7%
Return on assets	1.35%	1.33%	1.27%	2%	6%
Return on risk weighted assets	1.17%	1.19%	1.16%	-2%	1%
Operating expenses to operating income	36.4%	35.0%	36.5%	4%	0%
Operating expenses to average assets	1.20%	1.12%	1.13%	7%	6%
Net specific provisions	(62)	(94)	(123)	-34%	-50%
Net specific provision as a% of average net advances	0.31%	0.46%	0.57%	-33%	-46%
Net non-accrual loans	360	352	406	2%	-11%
Net non-accrual loans as a% of net advances	0.92%	0.87%	0.96%	6%	-4%
Total employees	2,843	2,768	2,697	3%	5%

INSTITUTIONAL FINANCIAL SERVICES

Bob Edgar

Comparison with September 2003 half

Profit after tax reduced by 2%.  After adjusting for the effect of the appreciating AUD on translation of offshore earnings, profit reduced by 1%.

This result was also affected by the major progress made in rebalancing the portfolio to lower risk sectors.  The decision to exit higher risk non-strategic offshore assets and non-core complex structured transactions has significantly reduced earnings in some segments of the business.  Adjusting for the revenue loss resulting from this risk reduction strategy, and the effect of currency appreciation in the half, those areas of the business where we are focusing our growth efforts achieved profit growth of approximately 5%.

Profit increased in Trade & Transaction Services (9%) and Capital Markets (5%).  This was offset by lower profits in Institutional Banking (-3%) and Corporate & Structured Financing (-10%) with earnings in both businesses being affected by a significant reduction in the offshore lending portfolio as a consequence of the strategy to lower risk, and a $19 million profit after tax on the final sale of development properties in the September 2003 half in Institutional Banking.  Foreign Exchange (-10%) profit was lower due to subdued customer activity and lower margins as customers reduced derivative hedging activity.

Significant influences on the result (excluding the impact of exchange rates were):

•                  Net interest income increased 1%.  An 11% increase in Trade & Transaction Services, driven by increased custody and cash management deposit volumes, a 2% increase in Institutional Banking, resulting from increased interest recoveries offsetting the impact of asset reductions offshore; partly offset by a 3% reduction in Corporate & Structured Financing, where offshore lending assets have been substantially reduced as part of the strategy to lower risk.  Overall lending volumes were 2% lower, deposit volumes increased 7% and margins were flat.

•                  Other operating income increased 1%.  Excluding a $19 million profit after tax on the final sale of development properties in the September 2003 half, other operating income increased by 5%.  Non-interest income increased 7% in Corporate & Structured Financing reflecting strong progress in reducing balance sheet risk and shifting the revenue mix away from net interest income.  Fee revenue in Trade & Transaction Services increased 5% despite being suppressed by the impact of the weaker USD on trade flows, reflecting improved trade volumes and improved revenue from international payments.  Capital Markets increased 11% and Foreign Exchange reduced 2%, though the split of net interest income and other operating income can vary considerably in markets trading depending on economic conditions.

•                  While operating expenses were 5% higher, continuing cost discipline was evident across the business.  The increase is largely due to increased pension funding costs in the United Kingdom ($2 million), further investment in Foreign Exchange capability in London and Asia, and an increase in Capital Markets presence in Asia.

•                  Provision for doubtful debts (economic loss provision) increased 6% due to growth in lending assets in Australia, and exchange rate movements increasing the credit risk on derivative positions.  Net specific provisions were 34% lower, with new specific provisions of $62 million relating largely to further provisioning against the offshore power and telecommunications sectors and a final provision on a large Australian corporate that defaulted in 2002.  While net non-accrual loans increased marginally due to offshore power and telecommunications exposures, substantial progress has been made in lowering risk in the offshore portfolio.  Offshore net lending assets are now only 3% of the Group’s balance sheet.

•                  Income tax expense reduced 9% reflecting lower profit and a $7 million release of over provision of prior year tax expense in the US.

Comparison with March 2003 half

Profit after tax reduced by 1%.  After adjusting for the impact of the appreciating AUD on translation of offshore earnings, profit increased by 3%.

Profit increased in Institutional Banking (5%), Trade & Transaction Services (4%) and Capital Markets (14%).  This was offset by lower profits in Corporate & Structured Financing (-16%) and Foreign Exchange (-16%).

Significant influences on the result (excluding the impact of exchange rates were):

•                  Operating income increased 4%.  Income in Institutional Banking increased 3% driven by increased lending volumes in Australia and New Zealand.  Trade & Transaction Services revenue increased 10% despite the appreciation of the AUD and NZD against the USD, impacting trade revenue flows. Corporate & Structured Financing revenue increased 1%.  Revenue in Capital Markets increased 12% while Foreign Exchange revenues reduced 5% with reduced customer activity in a very competitive market.

•                  Operating expenses increased 5%. The increase is a result of consolidation of the TradeCentrix processing hub, higher software amortisation charges and increased pension funding costs in the United Kingdom ($2 million).  Expenses in other segments of the business were well contained.

•                  Provision for doubtful debts (economic loss provision) increased 14% due to growth in lending assets in Australia and exchange rate movements increasing the credit risk on derivative positions.  Net specific provisions are 33% lower and net non-accrual loans decreased by 2%, reflecting good progress in rebalancing the portfolio towards lower risk sectors.

INSTITUTIONAL FINANCIAL SERVICES

Bob Edgar

Our business

Institutional Financial Services (IFS) provides a complete range of financial solutions for our large corporate clients, bringing together the Institutional Banking customer segment and the specialist product segments of Trade & Transaction Services, Foreign Exchange & Commodities, Capital Markets and Corporate & Structured Financing.

Major revenue sources are net interest income on loans and advances, fees for lending and non lending services including advisory services, and financial markets product income from foreign exchange and capital markets activities.

Asset quality, including the level of impaired assets, is a key factor in IFS performance.

IFS operates globally, with a presence in Australia, New Zealand, United Kingdom, Europe, United States and the Asian region.

IFS has a leading market position in Australia and New Zealand and is well positioned in offshore market niches to deliver profitable growth.  Institutional Banking has maintained its leadership position in the Australian and New Zealand markets through industry specialisation, which has now been rolled out globally, and continues to lead the market in overall quality of Relationship Management.

Each of the product segments hold strong market positions.  Selected achievements during the half include:

Product Segment	Achievement
Foreign Exchange	• Best FX Bank in Australia & New Zealand - Global Finance • Best FX house in Australia - Euromoney

Capital Markets

Holds top 3 market position for all products in its portfolio in Australasia

•                  Best Bond Deal of the Year - AsiaMoney

•                  Best Securitisation Deal of the Year - AsiaMoney

•                  Best Syndicated Loan House of the Year - AsiaMoney

Corporate & Structured Financing	A market leader in project and structured finance • Best Bank in Project Finance in Australasia - Global Finance • Oil & Gas Deal of the Year - PFI • Best Asian Project Finance Deal - Euroweek

Trade & Transaction Services	Domestic market leader in Trade and Clearing; and has a top 2 position in cash management

INSTITUTIONAL FINANCIAL SERVICES

Bob Edgar

Executing our strategy

The strategy for Institutional Financial Services is to continue to move the mix of business towards a fee based advisory, solutions oriented, value added proposition with a low risk balance sheet.  The best of investment banking together with our strong balance sheet, traditional product capability, and our leading corporate franchise are expected to deliver strong revenue opportunities.  Key themes in executing this strategy are:

Key priorities	Progress/Plan
Deepen our domestic leadership position

•                  The industry specialisation model continues to be extended with additional resources committed for sub segment specialists in Institutional Banking

•                  Corporate & Structured Financing has reorganised to increase its focus on industry specialisation in project and structured finance

•                  Product penetration has increased across every major product group

•                  The Corporate Portal now provides customers with a single view of IFS products

Develop new revenue streams for sustainable growth

•                  The penetration of “sophisticated” trading products into the Corporate and Small to Medium Enterprise segments is progressing very successfully

•                  anz.com FX Online has been extended to offshore points

•                  Good progress continues to be made in acquiring and/or launching specialist wholesale funds for infrastructure finance

•                  Focus continues to be given to expansion of the commodities business

Maintain a viable offshore franchise by leveraging the strengths of our domestic business

•                  Corporate relationship lending has been disaggregated from Structured Finance International and is now managed on global industry lines

•                  A stronger foreign exchange and interest rate business presence has been established in Asia

•                  Commodity & Trade Finance capability has been strengthened with further investment in resources in Asia

•                  Standardisation of the Asian operating platforms is progressing well

Maintain excellence in Risk Management

•                  Major progress has been made in exiting non-core lending, with total offshore net lending assets reduced to 3% of the Group’s balance sheet

•                  Lower single customer limits offshore have substantially reduced the size of individual offshore customer exposures

•                  A selective asset writing strategy in Asia has successfully focused on lending to corporates with a connection to Australasia

•                  Large name single exposure risk has continued to improve with the Top 10 exposures as a percentage of ACE now at 72%, down from 103% at September 2002

•                  A new systems platform for the Capital Markets business has been implemented, providing improved functionality and risk management capability

Grade	Sep 02	Mar 03	Sep 03	Mar 04
B+to CCC	2.7%	3.2%	3.5%	1.9%
Below CCC	1.8%	1.7%	1.6%	1.4%

INSTITUTIONAL BANKING - Murray Horn

Managing customer relationships through nine specialised industry segments.  Developing financial services solutions and strategies for large businesses (turnover greater than $100 million) in Australia & New Zealand, and through corporates where we have an existing customer relationship in United Kingdom, United States and Asia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	152	157	145	-3%	5%
Revenue	348	368	350	-5%	-1%
Operating expenses	(82)	(85)	(87)	-4%	-6%
Provision for doubtful debts	(58)	(60)	(55)	-3%	5%
Net specific provisions	(45)	(38)	(42)	18%	7%
Net non-accrual loans	126	137	199	-8%	-37%

ANZ has maintained its leading market position in Australia and, with the acquisition of NBNZ, also has the leading market position in New Zealand.  The half has seen substantial progress in the strategy to reduce high risk exposures, particularly in the UK and US markets.  Overall credit quality has continued to improve, reflected in the improvement in economic loss provisions, and the positive trend in net non-accrual loans.  Net specific provisions included a final provision relating to a large Australian corporate that defaulted in 2002.  The September 2003 results benefited from a $19 million profit after tax on the final sale of development properties.  After adjusting for this item, growth in the underlying business was approximately 10%.

TRANSACTION SERVICES - Mark Paton

Provision of trade finance, cash management, international payments, clearing and custodian services principally to institutional and corporate customers in Australasia and overseas

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	87	80	84	9%	4%
Revenue	225	212	211	6%	7%
Operating expenses	(97)	(96)	(92)	1%	5%
Provision for doubtful debts	(4)	(3)	(4)	33%	0%
Net specific provisions	—	(6)	3	-100%	-100%
Net non-accrual loans	1	4	4	-75%	-75%

The profit result reflects solid performance across all segments of the business.  Cash Management has continued to experience strong deposit growth, while Custodian Services increased assets under custody and transaction volumes with the acquisition of new customers over the half.  International Payments benefited from increased activity with improved channel management.  Trade Finance revenues have experienced strong growth despite the impact of the AUD and NZD appreciation against the USD denominated trade flows.  Expenses were well contained while increasing investment in upgrading our customer servicing platforms.

FOREIGN EXCHANGE - Rick Sawers

Provision of products and services that assist ANZ customers globally to manage Foreign Exchange risk and Commodity risk

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	37	41	44	-10%	-16%
Revenue	115	118	127	-3%	-9%
Operating expenses	(60)	(57)	(63)	5%	-5%
Provision for doubtful debts	(1)	—	(1)	n/a	0%
Net specific provisions	(10)	(9)	(24)	11%	-58%
Net non-accrual loans	36	45	53	-20%	-32%

Revenue was slightly lower than last half, as a result of the rapid weakening of the US dollar against all currencies during the period.  This sustained movement presented customers with a strong one-way directional trend, and the consequent lack of volatility subdued customer activity in the half.  Margins were also negatively affected as customers reduced derivative product hedging activity because of uncertainty around the effectiveness of derivative hedging under revised International Accounting Standards.  During the half, our capabilities in London were strengthened in recognition of the increasing dominance of the London FX market and its importance to our risk management needs.  We also added capabilities in the Asia region in recognition of customer growth and the future potential of these regions.  Net specific provisions and non-accrual loans relate to one large Australian Corporate that defaulted in 2002.

CAPITAL MARKETS - David Hornery

Provision of origination, underwriting, structuring, risk management, advice, and sale of credit and derivative products globally

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	41	39	36	5%	14%
Revenue	107	100	98	7%	9%
Operating expenses	(44)	(42)	(44)	5%	0%
Provision for doubtful debts	(3)	(2)	—	50%	n/a
Net specific provisions	(6)	(5)	—	20%	n/a
Net non-accrual loans	30	12	19	large	58%

The markets in the March 2004 half have been characterised by continuing low credit spreads and interest rates, with customer expectations that these historically low levels would continue in the medium term.  The business saw moderate but improving levels of customer derivative activity, with outstanding customer satisfaction polling in the Interest Rate Derivative businesses.  Reduced activity in structured finance as a result of the strategy to lower risk in the business has had a flow on impact into Capital Markets with fewer structured derivative transactions.  Underwriting, Syndication and Securitisation activity has been strong over the half, with 5 major industry awards ranging from Most Innovative Deal of the Year to Syndication House of the Year.  Non-accrual loans and net specific provisions relate to one US power exposure.

CORPORATE AND STRUCTURED FINANCING - Gordon Branston, Peter Hodgson

Provision of complex financing and advisory services, structured financial products, leasing, private equity and development capital, project, export and leveraged finance and infrastructure investment

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	64	71	76	-10%	-16%
Revenue	136	138	153	-1%	-11%
Operating expenses	(56)	(48)	(57)	17%	-2%
Provision for doubtful debts	(20)	(19)	(20)	5%	0%
Net specific provisions	(1)	(36)	(60)	-97%	-98%
Net non-accrual loans	167	154	131	8%	27%

In the March 2004 half, the activities of Corporate Financing & Advisory and Structured Finance International were brought together to leverage synergies across the markets in which we operate.  The March 2004 result reflects the impact of the stronger AUD on offshore earnings and the impact of revenue foregone as the portfolio is rebalanced towards lower risk sectors.  In addition, contributions have commenced to the UK defined benefit scheme.  Net lending assets for the business have been reduced by 12% ($1.2 billion) since September 2003 and 22% ($2.4 billion) since September 2002.  Strong performances from Leasing & Structured Asset Finance and Corporate Finance have partly offset lower activity in Project Financing as a consequence of subdued market conditions and the asset writing strategy which is focused on lowering risk.  The increase in net non-accrual loans relates to a small number of exposures to the power sector.

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NEW ZEALAND BUSINESS Sir John Anderson

• ANZ New Zealand Banking
• National Bank of New Zealand
• New Zealand integration costs

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	514	211	219	large	large
Other external operating income	200	94	95	large	large
Net inter business unit fees	8	8	8	0%	0%
Operating income	722	313	322	large	large
External operating expenses	(299)	(121)	(120)	large	large
Net inter business unit expenses	(55)	(55)	(55)	0%	0%
Operating expenses	(354)	(176)	(175)	large	large
Profit before debt provision	368	137	147	large	large
Provision for doubtful debts	(36)	(9)	(9)	large	large
Profit before income tax	332	128	138	large	large
Income tax expense and outside equity interests	(104)	(42)	(46)	large	large
Net profit attributable to members of the Company	228	86	92	large	large

Net loans & advances including acceptances	46,486	13,429	13,456	large	large
Other external assets	6,892	381	501	large	large
External assets	53,378	13,810	13,957	large	large
Deposits and other borrowings	45,334	11,693	11,963	large	large
Other external liabilities	2,721	288	346	large	large
External liabilities	48,055	11,981	12,309	large	large

Net interest average margin	2.72%	3.11%	3.30%	-13%	-18%
Return on assets	1.15%	1.25%	1.38%	-8%	-17%
Return on risk weighted assets	1.63%	1.80%	2.13%	-9%	-23%
Operating expenses to operating income	49.0%	56.2%	54.3%	-13%	-10%
Operating expenses to average assets	1.78%	2.56%	2.60%	-30%	-31%
Net specific provisions	(4)	(3)	—	33%	n/a
Net specific provision as a% of average net advances	0.02%	0.04%	0.00%	-50%	n/a
Net non-accrual loans	26	8	13	large	100%
Net non-accrual loans as a% of net advances	0.06%	0.06%	0.10%	0%	-40%
Total employees	7,581	2,727	2,613	large	large

NEW ZEALAND BUSINESS

Sir John Anderson

Comparison with September 2003 half

Profit after tax increased $142 million, with the National Bank of New Zealand (NBNZ) contributing $150 million (excluding integration costs) since acquisition on 1 December 2003 (refer page 12 for a discussion of the performance of NBNZ compared to the proforma results published in the rights issue prospectus).  Profit after tax in ANZ New Zealand Banking reduced $3 million, including a $1 million reduction resulting from the depreciation in the NZD over the half. Integration costs incurred in the half were $5 million after tax.

Key influences on the result include the following:

•                  Net interest income increased $303 million.  Excluding the contribution of NBNZ, net interest income was flat.  Lending volumes increased 4% in ANZ New Zealand Banking, driven by growth in Mortgages (5%), Corporate (6%) and Business and Rural (4%).  Lending in NBNZ since acquisition increased 2%, driven by an 11% increase in home loans, and 3% growth in rural which experiences seasonally lower growth in the March half year.  These increases were partly offset by a 8% reduction in Corporate and Institutional.

ANZ New Zealand Banking deposit volumes increased 1%.  Deposits in NBNZ have grown 2%.

Reduced asset margins, particularly in mortgages as a result of the rises in bond rates and bank bill rates, have offset the growth in lending and deposit volumes.

•                  The NBNZ contribution to other operating income was $106 million in the 4 months to March 2004.  Fees in ANZ New Zealand Banking were flat with increased fees in corporate banking being offset by the ongoing impact of simplified fee structures and generally lower fees in Personal.

•                  Operating expenses increased $178 million, of which $168 million related to the inclusion of NBNZ.  Integration costs of $7 million have been incurred with integration at the planning stage.  Costs in ANZ New Zealand Banking increased 2%, reflecting annual salary increases, an increased number of frontline staff with two new branches being opened, an increase in mobile mortgage managers and an increased spend on brand and sales training.

•                  Credit quality remains sound with the increase in provision for doubtful debts charge in ANZ New Zealand Banking substantially in line with lending growth.  Net specific provisions continue to be well below our ELP charge.  Economic loss provisioning methodologies are in the process of being implemented in NBNZ and a $27 million charge was recognised in the four months to March 2004.

•                  NBNZ results have not been equity standardised, and ANZ Group full service transfer pricing methodologies have not yet been adopted in NBNZ.

Comparison with March 2003 half

Profit after tax increased $136 million largely as a result of the consolidation of NBNZ.  The NBNZ result reflected steady growth, mainly from net interest income with solid lending volumes, particularly in home and rural, partly offset by lower margins.  Profit after tax in ANZ New Zealand Banking reduced by 10%, or 7% in local currency terms.  Excluding the exchange rate impact, revenue was flat largely reflecting the impact of reduced mortgage margins caused by rises in bond rates as well as short term rates; and narrowed deposit margins with the Official Cash Rate lower than in the March 2003 half.  These margin impacts have more than offset the contribution from volume growth (8% lending growth in Corporate and 12% in Business & Rural lending, and 3% growth in Personal deposit volumes).  Operating costs increased by 6% driven by growth in frontline staff.

Reconciliation to geographic result

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net profit after tax
New Zealand Business	228	86	93	large	large
Institutional Financial Services	59	59	59	0%	0%
UDC	18	18	18	0%	0%
Consumer Finance	20	19	15	5%	33%
Treasury	8	6	5	33%	60%
Group Centre/Other	(106)	(12)	(18)	large	large
New Zealand geographic	227	176	172	29%	32%

NEW ZEALAND BUSINESS

Sir John Anderson

Our business

•                  ‘New Zealand Business’ comprises the ANZ New Zealand Banking business unit, and the National Bank of New Zealand (NBNZ) acquired on 1 December 2003. For the first time this half-year, ANZ New Zealand’s mortgage business is included within New Zealand Banking, and excluded from the Mortgages business.  All other ANZ businesses operating in New Zealand through global lines are excluded from ‘New Zealand Business’.  These businesses are: Consumer Finance, UDC, the IFS businesses and Treasury.  However, all of NBNZ’s businesses, including Institutional Financial Services and Treasury markets, are presently part of New Zealand Business.

•                  The ANZ New Zealand Business provides full service banking operations in the Personal, Corporate, Business and Rural sectors in New Zealand.  The wealth management sector is serviced by Private Banking and by ING New Zealand and by the NBNZ funds management, life insurance and fire and general insurance businesses.

•                  Together, New Zealand Business provides banking and related products and services to close to two million New Zealanders, around half New Zealand’s population.

(1).         NBNZ figures are for 4 months; IFS results for NZ geography booked in IFS business

ANZ New Zealand Strategy

ANZ New Zealand Banking continued to roll out its ‘human face’ strategy in Personal Banking.  Further progress has been made in the following areas:

Focus	Strategy	Progress
Brand	• Launch campaign to reinvigorate overall brand	• New advertising launched in November 2003, which has resulted in favourable customer responses

Products (Personal)	• Simplify products and improve their competitiveness	• Realignment of fees for existing customers

Products (Corporate)	• Deliver Wall Street to Main Street (Investment Banking solutions to the mid-market)	• Continued progress on enhancing customer segmentation and providing investment banking solutions to those markets

Sales & Service (Personal)

•      Introduce team-based incentive program

•     Establish new training programs on induction, needs-based sales and sales management

•      Continue branch revitalising program

•     Expand Mobile Mortgage Manager program

•      Segment customer base

•      Incentive program rolled out to frontline staff

•      Sales and leadership training delivered for frontline staff across Branch Network

•      New branch openings in North Auckland and Christchurch

•      Branch refurbishments underway

•      Continued expansion of Mobile Mortgage sales force

•      Segmentation of the retail client base and tailor of services accordingly

Sales & Service (Mortgages)	• Utilise technology to enhance service proposition	• Implemented automated credit approval process in Branch Network

Sales & Service (Business & Rural)	• Expand frontline sales force • Drive industry specialisation	• Continued recruitment of new staff • Launch of Business Brand campaign to take place in next half (aligned with overall brand) • Continued focus on industry specialisation

Sales & Service (Corporate)	• Deliver segmentation strategies	• Overall portfolio growth

National Bank of New Zealand Strategy

The underlying NBNZ strategy has been to adopt a customer-centric business model and to drive organic growth in market share across all segments by leveraging a strong brand position, investing in front line sales capability and targeting error-free service.

Focus	Strategy	Progress
Exceptional brand	• Build awareness of NBNZ brand • Maintain high customer satisfaction	• Brand awareness measure exceeds 2003 targets • Customer satisfaction levels lead the market

Targeted Growth (Personal)	• Focus on High-Value Customers • Grow retail deposit funds • Main Bank Share • Focus on youth acquisition and retention	• Main Bank share growth from 17.6% in 2002 to 18.5% in 2003 • Growth in deposit market share over 2003 • 2004 Tertiary campaign underway

Aligning resources with growth opportunities	• Optimise branch representation • Pilot new customer service model • Proactive customer contact management • Invest in our people

•      Dominion Road branch reopened as new Mt Eden branch (Auckland)

•      Completing pilot of new Personal Manager role in early to mid 2004

•      Proactive outbound calling program embedded into branch and contact centre staff roles

•      Increased front line staff numbers

Efficient, quality customer service experience	• Continued focus on maintaining leadership position for customer service • Sales & Service Automation program

•      Branch Service program

•      Ongoing development of recruitment model, training programs and performance review framework

•      Implemented SDA (Single front-end view to core systems across all channels)

•      Automation of loan processing

•      Major upgrade of Contact Centre and ATM network systems architecture underway

Efficient, quality customer service experience (Rural)	• Enhance credit approval process	• Commenced improvement of automated credit tools

Reputation for customer service (Small Business)	• Provide referral service at customer point of contact • Establishing a culture of thinking and acting like a business person	• Branch network referrals • Increased relationships with influencers • Communications and training program underway

Integration

Legal amalgamation of ANZ New Zealand and NBNZ is expected in the second half of 2004.  Integration planning is well progressed and in line with plan.  The focus of the New Zealand Business is to continue to progress integration to deliver benefits as efficiently as possible while maintaining the momentum of business growth and initiatives of both banks to deliver a superior financial outcome for ANZ.

ANZ NEW ZEALAND BANKING - Sir John Anderson

Provides a full range of banking services, including mortgage lending and wealth management, through branches, call centres, relationship managers and on-line banking.  New Zealand Banking excludes Institutional Financial Services, Consumer Finance and Asset Finance.  New Zealand geography (page 61) includes all ANZ operations in New Zealand.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	83	86	92	-3%	-10%
Revenue	312	313	322	0%	-3%
Operating expenses	(179)	(176)	(175)	2%	2%
Provision for doubtful debts	(9)	(9)	(9)	0%	0%
Net specific provisions	—	(3)	—	-100%	n/a
Net non-accrual loans	5	8	13	-38%	-62%

ANZ has experienced strong demand in the residential housing market reflecting a turnaround from the recent trend of flat or reducing volumes, with a significant slowing in the erosion of market share. Margins in the mortgage sector have been squeezed over the half with cash rates increasing, and ANZ and NBNZ deliberately delaying passing on the impact of these rate rises to customers.  Investment in the frontline continues with the opening of two new branches during the half, and an increased spend on brand image and sales training to counter the impact of recent under-investment in these areas.

NATIONAL BANK OF NEW ZEALAND - Sir John Anderson

Provides a full range of banking services for personal, rural, small business, corporate and institutional customers in New Zealand. The National Bank of New Zealand results on this page exclude goodwill amortisation. New Zealand geography (page 61) includes all NBNZ operations.

	Four months Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	150	—	—	n/a	n/a
Revenue	410	—	—	n/a	n/a
Operating expenses	(168)	—	—	n/a	n/a
Provision for doubtful debts	(27)	—	—	n/a	n/a
Net specific provisions	(4)	—	—	n/a	n/a
Net non-accrual loans	21	—	—	n/a	n/a

This table shows the results of the NBNZ business for the four months since it was acquired by ANZ on 1 December 2003.  The National Bank has continued to experience strong growth in the residential housing market, fueled by a buoyant market particularly in the Auckland region.  Lower rural lending growth reflects the cyclical nature of the industry where settlements and dairy payouts occur principally in the June half.  Corporate and institutional volumes have reduced 8% since acquisition, as a result of some large repayments.  The above figures exclude integration costs of $5 million after tax.  Refer page 12 for a comparison to the Rights Issue Prospectus proforma.

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CORPORATE AUSTRALIA
Graham Hodges

• Small to Medium Enterprises Australia
• Corporate Banking Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	267	249	238	7%	12%
Other external operating income	112	109	100	3%	12%
Net inter business unit fees	(24)	(22)	(22)	9%	9%
Operating income	355	336	316	6%	12%
External operating expenses	(97)	(91)	(87)	7%	11%
Net inter business unit expenses	(23)	(22)	(20)	5%	15%
Operating expenses	(120)	(113)	(107)	6%	12%
Profit before debt provision	235	223	209	5%	12%
Provision for doubtful debts	(26)	(24)	(24)	8%	8%
Profit before income tax	209	199	185	5%	13%
Income tax expense and outside equity interests	(63)	(60)	(55)	5%	15%
Net profit attributable to members of the Company	146	139	130	5%	12%

Net loans & advances including acceptances	17,762	16,030	14,827	11%	20%
Other external assets	61	55	58	11%	5%
External assets	17,823	16,085	14,885	11%	20%
Deposits and other borrowings	13,517	12,846	11,881	5%	14%
Other external liabilities	5,403	5,104	4,636	6%	17%
External liabilities	18,920	17,950	16,517	5%	15%

Net interest average margin	3.82%	3.83%	3.82%	0%	0%
Return on assets	1.57%	1.63%	1.60%	-4%	-2%
Return on risk weighted assets	1.74%	1.84%	1.86%	-5%	-7%
Operating expenses to operating income	33.8%	33.6%	33.9%	1%	-0%
Operating expenses to average assets	1.29%	1.32%	1.31%	-3%	-2%
Net specific provisions	(18)	(49)	(8)	-63%	large
Net specific provision as a% of average net advances	0.21%	0.64%	0.11%	-67%	91%
Net non-accrual loans	40	74	87	-46%	-54%
Net non-accrual loans as a% of net advances	0.22%	0.46%	0.58%	-51%	-62%
Total employees	1,632	1,594	1,520	2%	7%

Comparison with September 2003 half

Profit after tax increased by 5%.  Significant influences on the result were:

•                  Net interest income increased 7% with strong growth in both lending and deposit volumes.  SME achieved 7% revenue growth from 14% growth in average lending volumes.  This growth resulted from increased activity with existing customers and new customer acquisition through a very competitive customer service proposition and 3rd party origination.  SME lending margins on variable rate products were negatively impacted by a market-based rise in the business-funding rate, which could not be matched in the rate charged to customers.  Corporate Banking average lending volumes grew by 10% with commercial bills growing at a somewhat faster pace. (Commercial Bill income is reported in other external operating income).  Deposit volumes grew solidly over the half with average volumes up 9% in SME and 8% in Corporate.  Margins on funds placed in transaction accounts increased reflecting the impact of the rising interest rate environment.

•                  Other external operating income increased 3% driven by growth in commercial bill fees in Corporate Banking.  The SME business is traditionally subject to a degree of seasonality, which results in a cyclically stronger September half year.

•                  Net inter business unit fees, which represents net payments made to the branch network, were 9% higher with increased investment in the branch network and increased transaction volumes associated with customer growth.

•                  Operating expenses increased 6% driven by higher personnel costs in both SME and Corporate Banking with annual salary increases, as well as continued investment in new graduate roles where the business recruited over 50 staff into the frontline.  Cost to income ratio increased marginally, but at 33.8%, remains low.

•                  Provision for doubtful debts have increased $2 million, driven by the 11% growth in average lending volumes.  Credit quality in the SME sector remains sound with the portfolio quality reviewed every quarter to detect any early adverse trends.  Portfolio analysis on GST payment funding indicates that this sector continues to perform strongly in terms of its cash generation ability.

•                  Net specific provision is down significantly as a result of higher provisioning against two large Corporate Banking customer exposures in the September half year.  The reduction in net non-accrual loans has predominantly been driven by the successful management of the non-accrual loan portfolio.

Comparison with March 2003 half

Profit after tax increased 12% with growth in Small to Medium Enterprises of 14% and Corporate Banking of 9%.  Revenue increased 12% with strong growth in both lending and deposit volumes (20% and 14% respectively) resulting in increased net interest and fee income in both the Corporate and SME sectors.

Operating costs increased by 12% driven by an annual salary increase and 7% increase in staff numbers.  Increased software amortisation costs and business volume related increases in technology costs contributed to the increase in net interbusiness unit expense.

Our business

The Corporate and SME Banking businesses were brought together in December 2002.  The businesses are at different stages of development, but synergies continue to be extracted from the closer alignment of the teams.

Small to Medium Enterprises Australia

•                  There has been strong growth in revenue and business profits in the SME business over the past few years, which has allowed a significant investment in the business to drive future growth.  FUM growth in the SME business continues to outperform the segment based on RBA data (business lending <$2 million).

•                  Credit quality has been maintained during a period of strong lending growth.  The portfolio is ~80% fully secured and is reviewed via behaviour scoring on a quarterly basis.

•                  SME employs over 700 frontline staff, with 79 business centres across Australia and over 36,000 customers.

Corporate Banking Australia

•                  Corporate Banking has a strong market position in a relatively mature market place, supported by a leading customer proposition and the broadest product offering.  The business is focused on excellence in customer service and new customer acquisition, as well as great emphasis on the cross-selling of other business units products to the Corporate customer base.  Strong revenue growth in the past year has enabled the Corporate segment to invest in the business in order to drive future growth.

•                  Corporate employs nearly 400 frontline staff, with 31 business centres across Australia and nearly 3,000 customers.

Executing our strategy

The strategy of the business unit remains unchanged, with a high degree of staff engagement. This clarity and focus has delivered good progress over the current half year.

Focus	Strategy	Progress
SME
Increased revenue opportunities	• Expanding specialised business segments • Leveraging 3rd party origination capabilities • Leverage cross-selling opportunities

•      Specialised business segments account for around $0.5 billion of FUM, from a zero base two years ago

•      3rd party originated business is approaching nearly $1 billion of FUM (lending and deposits), from a minimal base two years ago

•      Appointed new dedicated product specialists at the SME frontline

Enhance operational effectiveness	• Maximise efficiency of frontline network • Maximise efficiency of shared services and operational support	• Greater use of remote customer calling and enhancement of relationship management desktop tools • Incremental platform development, including Straight Through Processing for loan origination

Corporate
Sales culture and excellent customer service	• Implement a more disciplined sales regime	• 9% growth in average FUM over current half

Customer solutions focus	• Maintain a strong focus on cross sell to corporate customer base	• Increased activity in sophisticated solutions (‘Wall Street to Main Street’ programme) and investment in “Wall Street” specialist teams

SMALL TO MEDIUM ENTERPRISES AUSTRALIA - Graham Hodges

Provides a full range of banking services for metropolitan based small to medium business in Australia with turnover up to $10 million

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	87	82	76	6%	14%
Revenue	197	184	170	7%	16%
Operating expenses	(64)	(59)	(53)	8%	21%
Provision for doubtful debts	(9)	(8)	(8)	13%	13%
Net specific provisions	(3)	(3)	(2)	0%	50%
Net non-accrual loans	6	5	6	20%	0%

Revenues have continued to grow strongly, supported by the development of a strong customer proposition, increased investment in the business, continued leverage of 3rd party origination and industry specialisation channels.  Total average FUM grew strongly over the half, with average lending up 14% and average deposits up 9%.  Investment continues to be centered on expanding the number of customer relationship staff, industry specialists and business related support staff.  There is an ongoing focus on monitoring the credit portfolio, which is reflected in specific provisioning being well below economic loss provisioning levels.

CORPORATE BANKING AUSTRALIA - Graham Hodges

Managing customer relationships and developing financial solutions for medium sized businesses (turnover $10 million to $100 million) in Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit after tax	59	57	54	4%	9%
Revenue	158	152	146	4%	8%
Operating expenses	(56)	(54)	(54)	4%	4%
Provision for doubtful debts	(17)	(16)	(16)	6%	6%
Net specific provisions	(15)	(46)	(6)	-67%	large
Net non-accrual loans	34	69	81	-51%	-58%

The business has continued its focus on acquiring new customers and cross-selling the products of other ANZ business units, particularly through the continued success of the “Wall Street to Main Street” customer service proposition.  Total customer profitability increased by 5% over the previous half year with 46% of total profitability being reported in the profits of other product businesses.  Overall credit quality of the portfolio has improved, with net specific provisions down from high levels due to two large specific customer charges in the September 03 half.  Net non-accrual loans have reduced due to a strong focus on the active management of the Corporate portfolio.

ESANDA AND UDC
Elizabeth Proust

Provides vehicle and equipment finance and rental services. Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	179	177	173	1%	3%
Other external operating income	48	44	42	9%	14%
Net inter business unit fees	(5)	(3)	(4)	67%	25%
Operating income	222	218	211	2%	5%
External operating expenses	(75)	(77)	(78)	-3%	-4%
Net inter business unit expenses	(14)	(12)	(12)	17%	17%
Operating expenses	(89)	(89)	(90)	0%	-1%
Profit before debt provision	133	129	121	3%	10%
Provision for doubtful debts	(33)	(32)	(32)	3%	3%
Profit before income tax	100	97	89	3%	12%
Income tax expense and outside equity interests	(31)	(30)	(27)	3%	15%
Net profit attributable to members of the Company	69	67	62	3%	11%

Operating expenses to operating income	40.1%	40.8%	42.7%	-2%	-6%
Net specific provisions	(24)	(47)	(25)	-49%	-4%
Net non-accrual loans	59	49	55	20%	7%
Total employees	1,247	1,311	1,290	-5%	-3%

Comparison with September 2003 half

Profit after tax increased by 3%. Significant influences on the result were:

•                  Net interest income grew by 1% with a 4% increase in lending volumes partly offset by a 4 basis point decline in margins brought about by the scheduled run off of higher yielding loans during the half.  New business writings were in line with previous half, achieving record growth during 2003.

•                  Other operating income increased by 9% due mainly to changes in the fee structure for business lending.

•                  A general uplift in wages and other costs was offset by back office efficiency gains from our end to end process review.  As a result operating expenses for the half were flat.  The continued control of expenses has resulted in the cost to income ratio falling to 40.1%.

•                  Provision for doubtful debts increased by 3% reflecting the increase in lending volumes.  Net specific provisions were significantly lower than the September half year reflecting the $20 million write-down associated with the discontinued aircraft lease business in the September half year and an ongoing improvement in the overall credit quality of the business portfolio.

•                  Net Non Accrual loans increased by 20%, reflecting the increase in lending assets and the impact of two single-name non accrual loans in New Zealand.

Comparison with March 2003 half

Profit after tax grew by 11%.  A buoyant new car market drove higher new business writings in the year to March 2004, which flowed through to a 3% increase in net interest income and 14% growth in fee income.  Operating expenses declined by 1%, despite a 5% increase in income and 7% growth in assets, with efficiency gains made in back office operations.  Provision for doubtful debts increased in line with asset volumes while net specific provisions reduced by 4% with an improvement in the credit quality of the portfolio.  Net Non Accrual loans increased in line with lending volumes and the impact of the two single-name non accrual loans in New Zealand.

Our business

•                  Esanda provides:

•                  motor vehicle and equipment finance;

•                  equipment operating lease and management services;

•                  fleet management services; and

•                  investment products

to customers in Australia and New Zealand through its businesses – Esanda (Australia), Esanda FleetPartners

(Australia & New Zealand), UDC (New Zealand) and Specialised Asset Finance (Australia)

•                  Approximately 74% of our profit is derived in Australia.

•                  Our loan book totals $13.2 billion

•                  Approximately 70% of our loan book is funded through the issue of debentures

•                  Our debenture portfolio grew by 7% in 1H04 reaching $9 billion for the first time  84% of debenture customers renew their investments on maturity  We employ 965 staff in Australia and 282 in New Zealand

•                  Our primary distribution channels for providing finance are our dealer and broker networks in both Australia and New Zealand, and ANZ  Critical success factors for us are:

•                  Capturing growth in selected segments of the market

•                  Risk Management

•                  Ongoing productivity improvement and cost control

Key Performance Indicators	Half year Mar 04	Half year Sep 03	Half year Mar 03
New business writings ($m)	3,337	3,356	3,190
Annualised Revenue per FTE ($000’s)	346.8	328.6	321.3
Specific Provision/Net Lending Assets (%)	0.37	0.77	0.42

Executing our strategy

Esanda’s goal is to be the leading provider of vehicle and equipment finance and rental services in Australia and New Zealand by delivering superior shareholder returns, excellent customer service, value for our channel partners and contributing to our community. In order to achieve this, we have developed and are implementing strategies under the themes of Redesign, Refocus and Reshape

Focus/Strategy	Progress of strategic initiatives and projects
Redesign - Improve economics of existing business
• End to End (E2E) Redesign • Improve economics of dealer channel	• Twenty of thirty five initiatives implemented since November 2003 • Estimated benefit of $2.3 million to date • Change in dealer remuneration structures and business lending fees implemented

Refocus - Create sustainable growth

•     Increase new business generation through existing brokers

•     Increase penetration of new business products through ANZ SME channel

•     Increase motor vehicle finance through ANZ branches

•     Increase penetration of Fleet and Specialised Asset Finance (SAF) products and rental services into ANZ Corporate & Institutional customers

•      Writings 2% up on 2H03

•      Writings of $148 million are up 22% on the same time last year

•      $24 million written year to date compared to $32 million full year 2003

•      Stronger ties with Corporate and IFS business; writings up 7.5% year to date

Reshape - Deliver excellent customer experience
• Reshape the way we present to the market, with a new brand in both Australia and New Zealand and an increased focus on excellent customer experience and customer retention	• Esanda promoted as easy to deal with, progressive and forward thinking • Pre-approval of loans for existing customers has resulted in new business writings of $80 million since October 2002

ASIA PACIFIC
Bob Lyon

Provision of primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes Institutional and Corporate transactions that are included in the geographic results for Asia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	57	59	58	-3%	-2%
Other external operating income	92	88	97	5%	-5%
Net inter business unit fees	—	—	—	n/a	n/a
Operating income	149	147	155	1%	4%
External operating expenses	(47)	(44)	(48)	7%	-2%
Net inter business unit expenses	(14)	(15)	(16)	-7%	-13%
Operating expenses	(61)	(59)	(64)	3%	-5%
Profit before debt provision	88	88	91	0%	-3%
Provision for doubtful debts	(5)	(5)	(5)	0%	0%
Profit before income tax	83	83	86	0%	-3%
Income tax expense and outside equity interests	(19)	(18)	(18)	6%	6%
Net profit attributable to members of the Company	64	65	68	-2%	-6%

Operating expenses to operating income	40.9%	40.1%	41.3%	2%	-1%
Net specific provisions	(2)	7	1	large	large
Net non-accrual loans	17	18	12	-6%	42%
Total employees	1,579	1,545	1,526	2%	3%

Comparison with September 2003 half

Profit after tax decreased by 2%.  Excluding the impact of foreign exchange movements profit increased 3%.  Significant influences on the result, excluding exchange rate movements, were:

•                  Net interest increased by 3% with a 7% increase in deposit volumes, and 8% increase in lending volumes, driven by continued improvement in Fiji’s tourism industry.

•                  Other operating income increased 9% due largely to higher foreign exchange earnings partly offset following the Reserve Bank of Fiji’s suspension of trading forward foreign exchange by all banks.  Fee income increased 4% with higher lending volumes.  Profit of $25 million from PT Panin was flat half on half.

•                  Operating expenses increased 8% as we build capability in Quest (100% owned subsidiary company) to support further centralisation of regional operations; the cost increase is exaggerated by the lags in extracting these benefits from in-country savings.  An amended consumption tax assessment in PNG also contributed to the uplift.

•                  Credit quality remains sound.  Net specific provisions remain at very low levels.

Comparison with March 2003 half

Profit after tax decreased by 6%. However, after excluding the impact of exchange rate movements:

•                  Profit after tax was flat.

•                  Operating income increased 4% due to an 11% increase in net interest income, driven by a 17% increase in lending volumes, and increased fees, predominantly due to the alignment of fee structures across the Pacific.  These increases were partly offset by lower equity accounted income from PT Panin reflecting lower profit on bond sales.

•                  Operating expenses increased 6% as we build capacity in Quest and from the amended consumption tax assessment in PNG.

Our business

•                  In the Pacific, ANZ is a clear banking leader being number 1 or 2 in the 10 countries in which we operate.  We service consumer and business customers, we offer foreign exchange services and we leverage operational expertise from the broader ANZ group

•                  We manage ANZ’s consumer banking business in Singapore, Japan and Vietnam

•                  We equity account 29% of the profits of PT Panin Bank in Indonesia.  PT Panin Bank has 154 branches

•                  PT Panin, Papua New Guinea and Fiji together comprise 76% of our 2004 half year profit

•                  In 2002 we established ‘Quest’ in Fiji as the Operational Hub in Pacific Region to build scale within the region, reduce operating risks, optimise costs and create a centre of expertise.  A highlight for this period has been gaining Colonial Bank Fiji as an insourced customer for local voucher processing

Executing our strategy

To ensure sustainability of our position, we are pursuing a four-point strategy for growth based on the following:

Focus	Strategy	Progress
Customer delight	• Installation of automatic queuing system aimed at reducing queue waiting time by 50% • Strengthen customer advocacy and roll out customer charter to all countries

•     Automated queuing system installed in 9 countries

•     Customer charter and advocacy established in Fiji - complaints reduced by over 40%

•     Regional customer charter and standardised complaints management to be introduced in 2004

Develop our people	• Develop our local staff • Greater focus on training and development • Promote gender diversity

•     80% of management roles in Pacific Business Unit are held offshore (outside Australia), of these around 73% are held by locally employed nationals

•     Pacific Development Centre to be established in June 2004

•     Currently 30% of Senior Management roles filled by women

Organisational efficiency	• Strengthen the business operating model • Leverage Quest to centralise operational support

•     Phase one of sales and service re-engineering to be rolled out in April 2004, covering 80% of front line processes

•     Quest now running fully operational help desk, finance and credit card back office functions for 8 Pacific countries. IT help desk support is provided to the entire Asia/Pacific region

•     Centralised ANZ Fiji voucher processing and imaging to be rolled out in June 2004. Voucher processing and imaging services have been extended to Colonial National Bank Fiji

Tactical growth options	• Build scale. • Increase revenue through insourcing into Quest	• Continue searching for acquisition opportunities • Continue seeking insourced customers

ING AUSTRALIA (JOINT VENTURE)
Paul Bedbrook

ING Australia, the joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

ING Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Funds management income	206	202	190	2%	8%
Risk income	80	82	76	-2%	5%
	286	284	266	1%	8%
Costs (excl goodwill on purchase of ANZ business)	(198)	(196)	(207)	1%	-4%
	88	88	59	0%	49%
Capital investment earnings	65	61	24	7%	large
Net income	153	149	83	3%	84%
Income tax expense	(27)	(29)	—	-7%	n/a
Profit after tax	126	120	83	5%	52%

ANZ share
ANZ share of INGA earnings @ 49%	62	58	41	7%	51%
Notional goodwill(1)	—	—	—	n/a	n/a
ANZ equity accounted profits	62	58	41	7%	51%
ANZ capital hedges	(6)	(8)	2	-25%	large
Net funding cost	(9)	(7)	(4)	29%	large
Net return to ANZ	47	43	39	9%	21%

(1).         Notional Goodwill amortisation of $22 million (Sep 03: $22 million; Mar 03: $22 million) is now reported in the Corporate Centre

Comparison with September 2003 half

Profit after tax increased by 5%.  Significant influences on the result include:

•                  Funds management income increased marginally due to higher fees arising from growth in funds under management.  Net funds flows have performed well compared to major competitors with INGA maintaining its number 4 position in Retail Funds Under Management as measured by ASSIRT.

•                  Life risk income decreased by 2% due to slower sales over the Christmas period and related seasonality factors, with increased sales of life insurance products through the ANZ network and continued positive claims experience being the major contributors.

•                  Capital investment earnings increased by 7% over the September half due to strong equity markets and rising interest rates.  ANZ continues to hedge against volatility in this income stream; as a result, gains in capital investment earnings were partially offset by hedge losses.

•                  Costs remained flat due to continued tight expense controls.

•                  Tax expense declined due to the increased risk and capital investment earnings, higher sales of investment products through life companies which receive favourable taxation treatment.

Comparison with March 2003 half

Profit after tax increased 52%.  Funds management income increased by 8% primarily due to favourable market value adjustments arising from equity market improvements.  Life risk income increased by 5% driven by positive claims experience and increased insurance sales.  Costs have decreased by 4% reflecting the delivery of synergy benefits of the joint venture and continued tight cost control.  Capital investment earnings have increased over the March 2003 half which was adversely impacted by the global uncertainties at that time.  These gains are partly offset by losses on ANZs hedges.  Tax expense increased due to the increased risk and capital investment earnings and a one-off tax credit recorded in the March 2003 result.

Our business

Funds under management increased in the second half reflecting an improvement in domestic and international equity markets.  Wholesale and Master Trust Super inflows were offset by outflows from mezzanine, closed product and, to a lesser degree, retail.  However, the overall result is pleasing, with INGA strengthening its position as the number 4 ranked position in Retail Funds Under Management.

Key retail products and platforms including Master Trust Super and V2+ recorded positive net inflows for the half.  This result supports INGA’s objective of focusing growth on key retail platforms.  The mezzanine and wholesale products are generally more volatile and reflect specific individual outflows.

Executing our strategy

Focus	Strategy	Progress
Market Share and Performance
• Target top 3 position	• Align closely with ANZ’s businesses	• Sales targets and structures more aligned. Focus on Planner recruitment, training and productivity
	• Target increased net inflows from all channels, with particular emphasis on ANZ channel	• Distribution channels restructured to drive increases in net flows over previous half. MIS changes, due in the June quarter, to accelerate change
	• Build Life Risk business	• Small increase in earned premium over previous half. Improved claims management capability and tighter underwriting is improving overall profitability
	• Grow advice businesses	• Agreement reached to re-structure RetireInvest’s franchise agreements

Efficient and cost effective
• Efficient delivery of quality products and services to our chosen markets	• Continue focus on cost reduction	• The cost to income ratio of 65% shows a 10% improvement from 77% for the same period last year
	• Tailor financial advice to meet needs of our customers	• Obtained Financial Services Licenses on March 1
	• Reduce business complexity - simplify	• Project to simplify products, booking and legal entities commenced

Be easy to do business with
• Provide a positive customer experience every time	• Rationalise and improve platforms • Deliver simple straight through processes • Measure customer satisfaction	• Various strategic projects are underway to transform the back-office and convert from legacy systems to new, modern platforms

Valuation of investment in INGA

A valuation of INGA has been prepared by Ernst & Young ABC Pty Ltd as at 31 March 2004.  Based on this valuation, the directors’ believe the current carrying value of the Group’s investment in INGA is supported, and accordingly no change has been made to the carrying value.

TREASURY
Michael Dontschuk

The banker for all ANZ businesses. Charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	75	74	81	1%	-7%
Other external operating income	1	—	—	n/a	n/a
Net inter business unit fees	—	—	—	n/a	n/a
Operating income	76	74	81	3%	-6%
External operating expenses	(8)	(7)	(7)	14%	14%
Net inter business unit expenses	(3)	(2)	(3)	50%	0%
Operating expenses	(11)	(9)	(10)	22%	10%
Profit before debt provision	65	65	71	0%	-8%
Provision for doubtful debts	—	—	—	n/a	n/a
Profit before income tax	65	65	71	0%	-8%
Income tax expense and outside equity interests	(20)	(19)	(22)	5%	-9%
Net profit attributable to members of the Company	45	46	49	-2%	-8%
Total employees	46	43	43	7%	7%

Comparison with September 2003 half

Net profit for the year was $1 million lower than the September half, as the mismatch was structured to benefit from the rising interest rate environment in Australia and New Zealand:

•                  The Australian operations continued to be impacted by the run-off in high yielding assets written in previous periods. This has been offset by a gain in “short end” earnings through favourable positioning of the portfolio to take advantage of market conditions around the RBA rate increases in November and December 2003.

•                  The NZD market, similar to the AUD market, has experienced increases in the overnight cash rate during the half, which has increased short end earnings.

•                  The offshore operations are predominately exposed to USD interest rates and have continued to suffer revenue declines through the lack of opportunity on the yield curve for writing term assets given the low and largely benign USD interest rate environment prevailing for much of the last twelve to eighteen months.

•                  Looking ahead to the second half, modest economic growth combined with relatively low inflationary pressures, are likely to result in the continuation of relatively flat yield curves which may lead to a continued contraction in earnings, both on term assets and the short end of the portfolios.  The extent of the impact will largely depend on the performances of the US and Australian economies and the associated outlook for interest rates.

Comparison with March 2003 half

Profit after tax is $4 million lower than March 2003 half with lower earnings from maturing assets not being able to be replaced at similar margins due to the lower and more benign interest rate environment.  This was offset by higher earnings at the short end due to favourable positioning at the time of the RBA rate increases in the current half.

Our business

Capital Management

ANZ pursues an active approach to capital management. This involves a continual review of the level and composition of the Group’s capital base, assessed against a range of objectives including the maintenance of sufficient capital to ensure that ANZ retains its ‘AA’ rating category.

In November 2003, the Group raised a net A$3.6 billion of ordinary equity to fund the NBNZ acquisition, and executed US$1.1 billion of Tier 1 hybrid equity to further support the capital and funding base of the business post the NBNZ acquisition.  In December, ANZ bought back its TrUEPrS hybrid Tier 1 capital instrument.  This reduced funding costs.

During the half, ANZ reduced its target capital range to 4.75% to 5.25% - calculated as adjusted common equity (ACE) as a percentage of risk weighted assets.  The lower ACE ratio recognised the reduction in the risk profile of the business, which was further enhanced by the NBNZ acquisition.

Wholesale Funding

ANZ’s term wholesale funding of $32 billion is managed within Management and Board approved metrics, and is designed to achieve:

•                  Funding diversification by structure, investor, geography and maturity; and

•                  Minimisation of overall funding cost, balanced against operational, structural and strategic imperatives.

In the half, $8 billion of term debt was issued ($7.5 billion in senior debt and $500 million in subordinated debt), which is over half of the expected $14 billion expected to be required for the full year.

Significant transactions during the period include €800 million 5 year fixed rate note issue and AUD1.075 billion 5 year fixed/floating rate domestic Transferable Certificate of Deposit issue.  These transactions continue our pursuit of establishing fixed rate yield curves in the major global capital markets that ANZ accesses.

Non-traded interest rate risk

Non-traded interest rate risk arises principally from the mismatch in repricing terms of interest bearing assets and liabilities, plus the investment of capital and other non-interest bearing items.  These interest rate exposures are managed to enhance net interest income and, ultimately, shareholder value.  Given that Treasury is usually funding term assets with shorter term liabilities, its profitability trends tend to be correlated to the spread between long and short term interest rates.  However, with interest rate markets being at historical low levels, coupled with a short end inverted yield curve, positioning around variable rate assets has been a key factor to Treasury’s earnings over the last year.  The graph compares income for the Australasian mismatch operations to the Australian yield curve spreads of the average rolling 90 day rates to both the average rolling 3 year (long end margins) and the average rolling 30 day rate (short end margins).

Interest rate exposures are managed within clearly prescribed parameters from the Board, which limit both earnings at risk (over the next 12 months) and the variation in the balance sheet’s overall fair value. Non-traded interest rate risk continues to be maintained at low levels to stabilise the balance sheet’s overall fair value without having a significant impact on earnings.

GROUP CENTRE

•      Group People Capital

•      Group Risk Management

•      Capital Funding Unit & Group Items

•      Call Centre

•      Group Strategic Development

•      CFO Units

•      Operations, Technology & Shared Services

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net interest income	68	72	57	-6%	19%
Other external operating income	(13)	17	14	large	large
Net inter business unit fees	(5)	(2)	3	large	large
Operating income	50	87	74	-43%	-32%
External operating expenses	(452)	(403)	(395)	12%	14%
Net inter business unit expenses	328	328	330	0%	-1%
Operating expenses	(124)	(75)	(65)	65%	91%
Profit before debt provision	(74)	12	9	large	large
Provision for doubtful debts	(20)	(52)	(52)	-62%	-62%
Profit before income tax	(94)	(40)	(43)	large	large
Income tax expense and outside equity interests	(9)	(5)	5	80%	large
Net profit attributable to members of the Company	(103)	(45)	(38)	large	large
Total employees	4,069	4,050	4,045	0%	1%

Comparison with September 2003 half

The result for the Group Centre was a loss of $103 million compared with a loss of $45 million in the September 2003 half.  Significant influences on the result were:

•                  The level of the Group’s surplus capital reduced as a result of the acquisition of NBNZ partly offset by retained earnings growth and further de-risking of offshore credit portfolios.

•                  Income in 2003 benefited from earnings on an interest rate swap ($35 million in the September 2003 half) that hedged the distributions to TrUEPrS investors.

•                  The continued strengthening of the AUD over the year resulted in gains on contracts put in place to hedge USD denominated offshore earnings. Relativity between the NZD and the AUD was maintained through the current half resulting in continued interest revenue from NZD hedge contracts entered during the 2003 year.

•                  The Group withdrew from plans to overhaul its core ATM banking platform to focus on integrating the NBNZ and ANZ systems.  The remaining $20 million capitalised project costs of the Next Generation Switching/Tandem Replacement project were written off in the Group Centre.

•                  Goodwill amortisation increased $54 million as a result of the NBNZ acquisition - all goodwill amortisation is booked in the Group Centre.  Other external operating expenses increased as a result of a higher technology spend, and the transfer of certain functions to the Corporate Centre.

•                  Provision for doubtful debts reduced $32 million.  De-risking of the offshore lending portfolio and reduced defaults have allowed reduction in the charge that was taken in prior halves.  This charge is based on uncertainty in offshore portfolios.

Comparison with March 2003 half

The half year loss of $103 million compared with a loss of $38 million in the March 2003 half.  Revenue reduced 32% as a result of lower earnings on surplus capital following the acquisition of NBNZ and lower earnings from the TrUEPrS interest rate hedge.  Operating costs increased with higher goodwill amortisation on the NBNZ acquisition.  Provision for doubtful debts reduced $32 million with a reduction in the charge taken in prior halves for greater than expected levels of default in offshore portfolios.

GEOGRAPHIC SEGMENT PERFORMANCE

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit attributable to shareholders of the Company(1)
Australia	1,000	895	804	12%	24%
New Zealand	227	176	172	29%	32%
UK / USA and Other	77	45	72	71%	7%
Asia	55	56	60	-2%	-8%
Pacific	37	35	33	6%	12%
	1,396	1,207	1,141	16%	22%

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
External assets
Australia	161,542	151,538	142,547	7%	13%
New Zealand	67,921	25,696	26,037	large	large
UK / USA and Other	10,181	10,635	13,417	-4%	-24%
Asia	6,054	6,202	6,941	-2%	-13%
Pacific	1,590	1,520	1,576	5%	1%
	247,288	195,591	190,518	26%	30%

Risk weighted assets
Australia	122,982	117,018	110,001	5%	12%
New Zealand	46,900	18,605	18,758	large	large
UK / USA and Other	10,931	10,734	13,442	2%	-19%
Asia	4,219	4,690	5,161	-10%	-18%
Pacific	1,125	1,117	1,241	1%	-9%
	186,157	152,164	148,603	22%	25%

(1).         Includes significant transactions

Australia

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net interest income	1,701	1,627	1,584	5%	7%
Fee income	818	786	711	4%	15%
Other operating income	357	271	215	32%	66%
Operating income	2,876	2,684	2,510	7%	15%
Operating expenses	(1,246)	(1,192)	(1,160)	5%	7%
Profit before debt provision	1,630	1,492	1,350	9%	21%
Provision for doubtful debts	(220)	(237)	(234)	-7%	-6%
Income tax expense	(410)	(360)	(312)	14%	31%
Net profit attributable to members of the Company	1,000	895	804	12%	24%
Net interest average margin	2.54%	2.64%	2.77%	-4%	-8%
Return on risk weighted assets	1.65%	1.59%	1.50%	4%	10%
Operating expenses(1) to operating income	43.2%	44.3%	46.1%	-2%	-6%
Operating expenses(1) to average assets	1.58%	1.61%	1.68%	-2%	-6%
Net specific provision	(165)	(192)	(132)	-14%	25%
Net specific provision as a % of average net advances	0.24%	0.30%	0.22%	-20%	9%
Net non-accrual loans	275	256	286	7%	-4%
Net non-accrual loans as a % of net advances	0.19%	0.19%	0.24%	0%	-21%
Total employees	16,411	16,400	15,894	0%	3%
Lending growth	7.2%	8.3%	7.1%	-13%	1%
External assets	161,542	151,538	142,547	7%	13%
Risk weighted assets	122,982	117,018	110,001	5%	12%

(1).         This excludes goodwill amortisation. Refer to page 118 for a reconciliation and an explanation of the usefulness of this adjusted measure

Comparison with September 2003 half

Profit after tax increased by 12%.  Excluding the Australian component of significant transactions that increased profit by $84 million and the associated lower TrUEPrS swap hedge income in September 2003, profit grew 6% reflecting:

•                  Net interest income increasing 4% with higher lending volumes in Personal Banking Australia and Small to Medium Enterprises.  Margin reduced 10 basis points as a result of a 12 basis point reduction in Mortgages following cash rate increases partly offset by increased deposit margins in Personal Banking.

•                  Fee income increased by 4% largely in Consumer Finance from higher merchant activity over the Christmas period and Personal Banking with increased customer numbers and higher transaction volumes, together with increased M&A activity in Corporate and Structured Financing.

•                  Other operating income decreased 9% with the September half including profit on the sale of development properties in Institutional Banking. Profit from the sale of trading securities increased, principally from a change in the split of Capital Markets earnings between trading and net interest income.

•                  Operating expense growth was contained to 5% reflecting higher staff and technology costs largely in Personal Banking and Consumer Finance.

•                  Provision for doubtful debts decreased 7% reflecting the de-risking of offshore portfolios and lower defaults allowing a reduction in the charge taken in previous halves for greater than expected offshore lending.

Comparison with March 2003 half

Profit after tax increased by 24%.  After adjusting for the Australian component of significant transactions, and the $27 million after tax charge resulting from the under accrual of loyalty points in the March 2003 half:

•                  Profit increased 10%.

•                  Net interest income increased 7% on increased lending volumes partly offset by a 23 basis point reduction in interest margin.

•                  Fee income increased 9% largely in Consumer Finance, Institutional Financial Services and Corporate.

•                  Other income increased 14% as a result of higher profit and loss on trading securities and increased equity accounted profit from the INGA Joint Venture.

•                  Operating expenses increased 7% with increased staff in Mortgages and Personal Banking Australia; higher technology costs and higher premises costs (largely as a result of the change in the method of accounting for rental costs in March 2003).

New Zealand

Sir John Anderson

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net interest income	600	346	329	73%	82%
Fee income	230	155	159	48%	45%
Other operating income	61	37	43	65%	42%
Operating income	891	538	531	66%	68%
Operating expenses	(488)	(260)	(259)	88%	88%
Profit before debt provision	403	278	272	45%	48%
Provision for doubtful debts	(55)	(27)	(28)	large	96%
Income tax expense	(119)	(75)	(72)	59%	65%
Outside equity interests	(2)	—	—	n/a	n/a
Net profit attributable to members of the Company	227	176	172	29%	32%
Net interest average margin	2.52%	2.99%	2.84%	-16%	-11%
Return on risk weighted assets	1.22%	1.89%	1.96%	-35%	-38%
Operating expenses(1) to operating income	48.4%	47.8%	48.2%	1%	0%
Operating expenses(1) to average assets	1.59%	2.03%	2.02%	-22%	-21%
Net specific provision	(19)	(18)	(10)	6%	90%
Net specific provision as a% of average net advances	0.09%	0.18%	0.10%	-50%	-10%
Net non-accrual loans	41	13	22	large	86%
Net non-accrual loans as a% of net advances	0.08%	0.06%	0.10%	33%	-20%
Total employees	8,596	3,822	3,715	large	large
Lending growth (including FX impact)	162.4%	-2.5%	12.4%	large	large
Lending growth (excluding FX impact)	163.3%	2.3%	5.8%	large	large
External assets	67,921	25,696	26,037	large	large
Risk weighted assets	46,900	18,605	18,758	large	large

(1).         This excludes goodwill amortisation. Refer to page 118 for a reconciliation and an explanation of the usefulness of this adjusted measure

Geographic reconciliation

	Half year New Zealand	Four months NBNZ	Integration costs	Acquisition & funding(2)	Half year ANZ Proforma	Half year Sep 03
	$M	$M	$M	$M	$M	$M
Net interest income	600	304	—	(54)	350	346
Other operating income	291	106	—	—	185	192
Operating income	891	410	—	(54)	535	538
Operating expenses	(488)	(168)	(4)	(58)	(258)	(260)
Profit before debt provision	403	242	(4)	(112)	277	278
Provision for doubtful debts	(55)	(27)	—	—	(28)	(27)
Profit before income tax	348	215	(4)	(112)	249	251
Income tax expense	(119)	(64)	1	19	(75)	(75)
Outside equity interests	(2)	(1)	—	—	(1)	—
Net profit attributable to members of the Company	227	150	(3)	(93)	173	176

(2).         Includes goodwill amortisation of $54 million

National Bank of New Zealand (NBNZ)

NBNZ contributed $150 million profit (excluding goodwill amortisation, integration costs and employee share plan costs) in the four months since acquisition on 1 December 2003 (refer page 12 for comparison with proforma results published in the rights issue prospectus).

The National Bank has experienced 5% annualised growth in lending volumes since November 2003 with strong growth in the residential housing market, partly offset by seasonally lower rural lending growth and reduced corporate and institutional volumes.  Deposits have grown 6% on an annualised basis over November 2003.  Other operating income for the 4 months of $106 million represents a slightly lower run-rate than prior to acquisition, with lower fee income from the corporate and institutional businesses.  Operating expenses remained low with a reduced infrastructure spend while integration planning takes place.  Economic loss provisioning methodologies are in the process of being rolled out in NBNZ with a $27 million charge in the four months to March 2004 representing an annualised charge of 0.25%

Acquisition and funding costs

The National Bank of New Zealand was purchased by ANZ Banking Group (New Zealand) Limited on 1 December 2003.  The acquisition was internally funded by three main sources: $1.0 billion ordinary shares, $1.3 billion redeemable preference shares and $2.6 billion intra-group interest bearing debt.  The pre-tax cost of this funding was $58 million for the four months.

The actual purchase price of $4,833 million differed from the $4,940 million published in the prospectus due to exchange rate movements, the impact of hedging and reduced acquisition costs.  The resulting goodwill of $3,111 million is being amortised in accordance with Australian Accounting Standards over 20 years with a charge of $54 million in the four months since acquisition.

Integration costs

Incremental integration costs of $3 million after tax have been incurred in New Zealand with integration at the planning stage.  Integration activity is limited until the two companies are merged following Reserve Bank of New Zealand approval.

ANZ New Zealand results

Comparison with September 2003 half

Profit after tax reduced 2% in ANZ New Zealand, which includes 1% as a result of AUD/NZD exchange rate movements.  Key influences on the result include:

•                  Net interest income increased 1% with lending volumes increasing 3% driven by growth in Mortgages (5%) and Business and Rural (5%).  These increases were partly offset by the maturity of a structured financing transaction.  Deposit volumes increased 5%, assisted by strong growth in Trade and Transaction Services.

•                  Reduced asset margins, including a 14 basis point reduction in mortgages as a result of the rise in wholesale interest rates and the deliberate delay in passing this cost on to customers, has offset the higher net interest income from growth in lending and deposit volumes.

•                  Fee growth was modest, with increases in Corporate and Institutional being partly offset by a decline in honour fees.  The reduction in other income reflects reduced activity in the private equity business, and run off of certain structured financing activities.

•                  Operating expenses decreased 1% with annual salary increases, an increased number of frontline staff, and an increased spend on brand image and sales training. These increases were offset by cost savings in the support areas.

•                  Credit quality remains sound with economic loss provisions well in excess of net specific provisions.

Comparison with March 2003 half

Profit after tax at $173 million was flat with the March 2003 half.  After adjusting for the impact of exchange rate movements, profit after tax increased 4% driven by a 4% increase in revenue with strong growth in Consumer Finance, Treasury and UDC.  Solid lending growth in Mortgages, Corporate, and Business and Rural, together with deposit growth in Personal contributed to solid growth in net interest income.  However, this was partly offset by reduced mortgage margins caused by the rise in bond rates as well as short-term rates; and narrowed deposit margins, with the official cash rate on average lower than during the March 2003 half.  Operating costs increased 3% in NZD terms, driven by an investment in frontline staff.

UK / USA and Other

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net interest income	99	86	119	15%	-17%
Fee income	62	64	67	-3%	-7%
Other operating income	24	14	19	71%	26%
Operating income	185	164	205	13%	-10%
Operating expenses	(66)	(68)	(72)	-3%	-8%
Profit before debt provision	119	96	133	24%	-11%
Provision for doubtful debts	(20)	(28)	(25)	-29%	-20%
Income tax expense	(22)	(23)	(35)	-4%	-37%
Outside equity interests	—	—	(1)	n/a	-100%
Net profit attributable to members of the Company	77	45	72	71%	7%
Operating expenses to operating income	35.7%	41.5%	34.9%	-14%	2%
Net specific provision	(2)	(62)	(100)	-97%	-98%
Net non-accrual loans	177	223	261	-21%	-32%
Total employees	833	821	807	1%	3%

Comparison with September 2003 half

Profit after tax increased by 71% as a result of three main factors: an additional $14 million after tax benefit from intergroup funding of the NBNZ acquisition, the release to profit of tax that was over-provided in previous years (transferred to Australia) and reduced provision for doubtful debts reflecting the strategy to de-risk offshore portfolios.  The weakening of the USD and GBP against the AUD reduced profit 5%.  Significant influences on the result excluding exchange rate movements include:

•                  Net interest income increased 22% due to an additional $19 million interest earnings on increased capital levels in the UK associated with intergroup funding of the acquisition of NBNZ.

•                  Fee income rose 3% largely in Corporate and Structured Financing.

•                  Other operating income increased by 74% due to higher customer driven foreign exchange earnings.

•                  Operating expenses increased 3% reflecting a 1% increase in staff numbers with a strengthening of the London team and increased contributions into the UK defined benefit superannuation scheme offset by ongoing tight cost control.

•                  Provision for doubtful debts reduced by 8% and net specific provisions reduced to $2 million from $62 million in the September 2003 half, reflecting a general improvement in credit quality as a result of the strategy to de-risk offshore portfolios and some recoveries of prior period provisions.

•                  Income tax expense reduced as a result of the release of a $7 million over provision of prior year tax expense in the US.

Comparison with March 2003 half

Profit after tax increased 7% with the favourable impact of the NBNZ acquisition funding and the release of the tax provision mentioned above offsetting the impact of the significant weakening of the USD which suppressed profit by $12 million.  After adjusting for the impact of exchange rate movements:

Profit increased 31% driven by a 12% increase in fee income, mainly in Corporate and Structured Financing and Institutional Banking, and a 39% increase in other income largely due to higher customer driven foreign exchange earnings in the UK.  Operating expenses increased 9% in reflecting increased staff numbers and higher performance related payments - these were significantly reduced in March 2003 as a result of the large credit losses suffered at that time.  Provision for doubtful debts and net specific provisions have reduced significantly reflecting the de-risking of offshore portfolios and in particular the reduction in exposure to the power and telecommunications sectors.

Asia
John Winders

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net interest income	56	60	60	-7%	-7%
Fee income	29	30	30	-3%	-3%
Other operating income	44	45	49	-2%	-10%
Operating income	129	135	139	-4%	-7%
Operating expenses	(50)	(56)	(56)	-11%	-11%
Profit before debt provision	79	79	83	0%	-5%
Provision for doubtful debts	(13)	(14)	(11)	-7%	18%
Income tax expense	(10)	(8)	(11)	25%	-9%
Outside equity interests	(1)	(1)	(1)	0%	0%
Net profit attributable to members of the Company	55	56	60	-2%	-8%
Operating expenses(1) to operating income	38.8%	40.7%	39.4%	-5%	-2%
Net specific provision	(8)	(3)	(13)	large	-38%
Net non-accrual loans	7	13	17	-46%	-59%
Total employees	645	644	628	0%	3%

(1).         This excludes goodwill amortisation. Refer to page 118 for a reconciliation and an explanation of the usefulness of this adjusted measure

Comparison with September 2003 half

Profit after tax reduced by 2%.  Excluding the impact of exchange rate movements, which are not indicative of core business performance, profit increased by 2%.  The main features of the result excluding the exchange rate impact were:

•                  Net interest income increased by 6% mainly due to the expansion of the Cards business in Indonesia. Corporate lending activity continues to be constrained as risk is improved and high levels of regional liquidity are contributing to a further reduction in balance sheet levels for the Asian business.

•                  Fee income increased 10% with an increase in Trade Finance activity and credit cards on issue.  These increases were offset by lower Corporate and Structured Financing fees resulting from reduced market activity.

•                  Equity accounted profit from PT Panin was flat at $25 million, with reduced profit on bond sales being offset by a withholding tax credit in the current half.

•                  Operating expenses reduced 2% resulting from the wind up of the Hong Kong Cards business.

•                  Provision for doubtful debts increased 8% with lending growth occurring in the relatively higher risk cards business in Indonesia.  The decrease in the non-accrual loans relates to one large corporate exposure recovery in Hong Kong.

•                  Income tax expense returned to more normal levels with the September 2003 half including $2 million tax credit.

Comparison with March 2003 half

Net profit decreased 8%.  After adjusting for the impact of exchange rate movements profit increased 3%.  Excluding exchange rate movements: revenue increased 10% with volume driven increases in net interest and fees partly offset by a lower equity accounted contribution from PT Panin (March 2003 included $16 million profit on the sale of bonds), and operating expenses increased 9% with an increase in personnel costs resulting from a strengthening of the Institutional Banking presence in Asia.

Pacific

Bob Lyon

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Net interest income	53	52	48	2%	10%
Fee income	22	23	23	-4%	-4%
Other operating income	36	31	36	16%	0%
Operating income	111	106	107	5%	4%
Operating expenses	(52)	(50)	(55)	4%	-5%
Profit before debt provision	59	56	52	5%	13%
Provision for doubtful debts	(5)	(5)	(5)	0%	0%
Income tax expense	(17)	(16)	(14)	6%	21%
Outside equity interests	—	—	—	n/a	n/a
Net profit attributable to members of the Company	37	35	33	6%	12%
Operating expenses(1) to operating income	45.9%	46.2%	50.5%	-1%	-9%
Net specific provision	(2)	7	1	large	large
Net non-accrual loans	17	18	12	-6%	42%
Total employees	1,486	1,452	1,434	2%	4%

(1).         This excludes goodwill amortisation. Refer to page 118 for a reconciliation and an explanation of the usefulness of this adjusted measure

Comparison with September 2003 half

Profit after tax increased by 6% despite a significant appreciation in the AUD.  Excluding the exchange rate impact, which is not indicative of core business performance, profit increased by 13%.  The main features of the result, excluding the impact of exchange rate movements were:

•                  Net interest income increased by 6% with strong loan growth particularly in Fiji as the tourism industry has continued to improve.

•                  Other operating income increased by 24% mainly driven by a 25% increase in foreign exchange earnings.

•                  Operating expenses grew 8% due to an amended consumption tax assessment in PNG relating to prior years and a 9% increase in personnel expenses as we build capability in Quest to support further centralisation of regional operations.

•                  Credit quality remains sound with the increase in net specific provisions due to the write-back/recovery of specific provisions in the prior two halves.

Comparison with March 2003 half

Profit after tax increased by 12%.  However, after adjusting for the impact from exchange rate movements profit after tax increased by 25%.  Excluding exchange rate movements: operating income increased 15% with a 20% increase in net interest income driven by higher lending volumes, particularly in Fiji.  Other income increased 10% largely from foreign exchange earnings arising from ANZ’s strong market position.  Operating expenses have increased 5% as a result of strengthening the Quest team and the consumption tax assessment in PNG.

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GROUP RISK
Mark Lawrence

KEY DEVELOPMENTS OVER THE HALF

•                  Net specific provision down 27% from $268 million to $196 million.

•                  Gross non-accrual loans down 8% from $1,007 million to $931 million.

•                  Reduction in offshore Telco credit limits by 25% to $1.2 billion.

•                  Reduction in exposure to the US power industry from $1.3 billion to $0.9 billion.

•                  Portfolio concentrations reduced - aggregate of 10 largest committed corporate exposures as a percentage of adjusted common equity down from 75% to 68%.

•                  Retail delinquencies further reduced.

RISK MANAGEMENT FRAMEWORK AND STRATEGY

ANZ’s risk management capability gives confidence to grow the Group’s businesses consistent with our objective to be a medium growth bank with low risk. Through a robust governance structure, risk and return are evaluated to produce sustainable revenue, to reduce earnings volatility and increase shareholder value.

This competitive advantage is underpinned by an ongoing focus on risk and compliance issues and strategy at the highest levels, and a comprehensive risk and compliance management framework comprising:

Board

Board of Directors

Members - 8 Independent Directors + CEO

Meetings - At least 9 times/year

Risk Focus - Leadership; overseeing risk appetite & strategy; ensuring a robust risk & compliance culture

Board Committees

Risk Management Committee of the Board

Members - 4 Independent Directors

Meetings - At least 6 times/year

Focus - Overseeing the Group’s risk management policies and controls and compliance with regulatory and internal requirements; may approve credit transactions and other matters beyond the approval discretion of executive management

Audit Committee of the Board

Members - 4 Independent Directors (including one financial expert)

Meetings - At least 7 times/year

Focus - Oversight of the Company’s financial reporting policies/controls, integrity of the Company’s financial statements, Group (internal) Audit, the Audit Committees of the subsidiary companies, prudential returns and compliance with regulatory requirements

Group Audit

Independent oversight reporting directly to the Chairman of the Audit Committee of the Board.

Group Executives

Compliance and Risk Control Review Committee

Members - CEO, CFO, COO, Chief Risk Officer (CRO)

Meetings - Monthly

Focus - The most material risk & compliance issues arising anywhere across the organisation

Group Asset and Liability Committee

Members - Senior Executives

Meetings - Monthly

Focus - Asset and liability management, capital, liquidity, and funding issues, and oversees market risks in the balance sheet

Credit & Trading Committee

Members - Senior Executives

Meetings - At least weekly

Focus - Transactional credit approvals, market risks in the trading book, and overall credit and market risk governance frameworks

Operational Risk Executive Committee

Members - Senior Executives

Meeting - Monthly

Focus - Key operational risks faced by the group, and the overall operational risk governance framework

Project Initiative Review Committee

Members - Senior Executives

Meeting - Monthly

Focus - All major projects across the Group, organisational priorities for projects, and the overall project governance framework

Risk Executives

Risk & Compliance Council

Members - Senior risk professionals (Executives) from Group Risk Management & Business Units

Meeting - Monthly

Focus - Ensure alignment of goals, strategies, and risk approaches across the Group’s wider risk and compliance organisation, including the risk and compliance staff within the business units.

Group Risk Management

Members/staff - Risk and compliance professionals

Reporting - Independently directly through the Chief Risk Officer to the CEO & the Risk Committee of the Board

Focus - Responsible for the development and maintenance of Group-wide global risk and compliance management policies, procedures and systems

Group Compliance

Market Risk

Operational & Technology Risk

Retail Risk

Wholesale Risk

Business Units

Risk Focus - Accountability for management of risks & compliance with all external & internal obligations

Market Risk Management

•                  Risk philosophy and current risk profile

ANZ has for many years adopted a low-risk philosophy and reduced its level of trading risk.  ANZ’s risk profile is the lowest of the big four Australian banks, and has been on a consistent downward trend over the last six years, as reflected in the following chart

•                  Recent review of controls

Best practice risk management requires that the organisation be continually alert to emerging risks and changes in its risk profile, and to learn the applicable lessons from relevant internal and external experience.

In light of this, ANZ has recently conducted a detailed review of its trading risks and controls.  This review concluded that ANZ’s markets control framework was appropriate for the scope and volume of trading activity undertaken.  More importantly, it highlighted a strong market risk capability and culture, featuring senior independent oversight of the markets business, including daily risk analysis and reporting generated by a fully independent Market Risk team and characterised by an environment in which limit excesses are rare and closed immediately.  Trading exposures are monitored daily against Value-at-Risk limits, along with an extensive range of other specific control limits, and daily stress-testing of the portfolio is performed by Market Risk to ensure that risks in the portfolio are understood across a wide range of scenarios.

The market risk control framework has continued to be strengthened, with the implementation of a single integrated front-office system for the Capital Markets business.  In light of the success of this implementation, the Foreign Exchange and Commodities business is currently investigating a similar, integrated systems solution.

With the acquisition of NBNZ in December 2003, ANZ’s Market Risk department has established independent risk oversight of NBNZ trading activities.  The full integration of NBNZ into the ANZ market risk framework was completed by the end of March 2004, with Value-at-Risk figures incorporated into consolidated ANZ reporting from the date of acquisition on 1 December 2003.

Credit Risk Management

From a credit risk perspective, the risk environment for ANZ has improved over the last half, while the focus has been maintained on areas of concern in our portfolios.

Over the half, reductions in corporate risk (particularly offshore) led to a reduction in overall credit risk levels as measured by Economic Loss Provisioning, which reduced by 6 basis points of average net lending assets to 33 basis points, along with a reduction of $72 million in net specific provisions compared to the September 2003 half.

•                  Offshore exposures

Major inroads have been achieved in reducing our offshore credit risk. Many of the benefits are only just beginning to bear tangible results.  We have remained vigilant in controlling risk including:

•                  continued focus on large “single name” risk limit concentrations for offshore and Structured Finance Lending.

•                  disciplined asset writing strategy for offshore Institutional borrowers, focused on our Australasian franchise.

•                  continued winding down and refocusing our involvement in non-core or higher risk sectors.

•                  Offshore exposures (continued)

This half has continued to see some residual impact from legacy issues attached to our Power (US power particularly) and Telecommunications exposures.  These portfolios are continuing to be actively managed down.

•                  Offshore Telecommunications – as a result of active portfolio management of this sector, credit limits for offshore telecommunication operators fell by 25% over the half, representing a 50% reduction in telecommunications exposures over the last year.

•                  US Power – Whilst there is still concern over the US power industry, no new signs of deterioration have emerged over the last half.  We have continued to work actively in reducing these exposures and manage them closely.  Since March 2003 our US power exposures have been reduced by 48%.

(1).         Includes NBNZ $0.3 billion

At March 2004 committed limits are $8.3 billion

(2).         Includes NBNZ $1.3 billion

At March 2004 committed limits are $2.7 billion

Operational Risk Management

•                  Measurement framework

Significant improvements have been made in the half to the Group’s framework for operational risk measurement and capital allocation, which was first implemented in 2000. ANZ employs a “Risk Drivers and Controls Approach” to the measurement of operational risk, which assesses the level of the Group’s exposure to specified drivers of risk in 13 different categories of operational risk, and the scope and quality of the key operational processes and risk mitigants, and directly links these assessments to risk capital.

This framework:

•                  Directly connects operational risk measurement with the day-to-day operational risk management process;

•                  Provides increased understanding and transparency of operational risk exposures;

•                  Provides a ‘road map’ for reducing risk; and

•                  Provides transparent behavioural incentives through the EVA framework for the specialist businesses to invest in internal controls where these investments are most needed.

•                  Technology and Projects

The Group’s reliance on technology demands a rigorous approach to technology risk management.  A specialist Technology Risk function has been established within Group Risk Management to enhance the approach to technology risk management and to provide additional focus on large and high-risk technology projects.  Governance and reporting has also been strengthened with added Executive Management oversight and monitoring through the Project Initiative Review Committee.

•                  Fraud

Fraud prevention and detection is a key focus area for risk management, particularly due to the growing trend in electronic fraud.  We are making increased use of technical tools to detect anomalies in customer transactions to reduce potential fraudulent activity. Education continues to be an essential component in fraud prevention for both staff and customers.  In response to incidents such as hoax emails, false websites and computer viruses, a wide range of information has been made available to customers via the new “Protect your banking” site.

•                  Business Continuity and Crisis Management

The monitoring and continuous assessment of country security risk has been strengthened by the implementation of a country security risk rating framework, which assists ANZ’s response to changing risks in the international business environment and the ongoing safety of ANZ’s staff and operations. Business continuity capabilities continue to be subject to regular review and testing.

Other

There are a number of other risks, which are not classified as either Market, Credit or Operational Risk, for which ANZ holds economic capital.  These include, but are not limited to, items such as investment risk (including $3.2 billion goodwill and our $1.7 billion investment in ING Australia) and fixed asset risk.

Key risk issues for the Group

•                  NBNZ

The acquisition of the NBNZ on 1 December 2003 represents a major change to ANZ’s risk profile, further increasing the percentage of the Group’s portfolio represented by retail exposures.

Group Risk Management is closely monitoring the management of integration risks, with regular reporting of integration risks to both Executive Management and the Risk Management Committee of the Board.

We are progressively aligning the NBNZ risk management framework with the ANZ approach, with appropriate adjustments to reflect local business strategies and conditions.

•                  Residential property and consumer exposures

Australia’s strong economic conditions have helped the unemployment rate to fall to 5.6%, its lowest points since 1981.  This coupled with our prudent credit practices have seen our Retail delinquency and loss rates remain at very low levels.  Credit risk however is cyclical and we remain alert to the fact that rising interest rates, increasing household debt and subdued residential property prices, may change the risk environment.  Our risk policies remain firmly entrenched, based on sound loan-to-value ratios, conservative debt servicing capacity and the avoidance of speculative lending.  Regular stress-testing of the Mortgages portfolio supports the assessment that whilst some increase in delinquencies can be expected over the next 24 months, the impact is unlikely to be material.  Our Credit Card portfolio also remains strong and as yet there has been no material effect as a result of the RBA reforms, however, this continues to be closely monitored.

•                  Large “single name” exposures

One measure of the concentration of large exposures in the Group’s portfolio is the aggregate of the 10 largest committed corporate exposures as a percentage of adjusted common equity (ACE).  This ratio has declined significantly over the past 2 years and is now 68% as at 31 March 2004.  This is mainly due to our focus on reducing large risk concentrations and substantial changes to the structure of limits granted to large individual customers.

Key Risk Enhancements

•                  Strategy engagement

Group Risk Management is actively involved in key strategy developments and major investment decisions.  “Best Practice” risk management involves an independent group providing input into strategy development and key investment decisions, ensuring that all risks are transparently reflected and properly understood at key decision levels.  Specific engagements over the last six months have included the decision to acquire NBNZ and the establishment of a strategic alliance with the Shanghai Rural Credit Cooperatives Union.

•                  Compliance

A dedicated compliance function within Group Risk Management, Group Compliance is responsible for the Group’s overall compliance framework, across all regulatory and internal operating policy requirements.  Group Compliance is responsible for:

•                  overseeing appropriate Group and Business Unit policies and processes and ensuring they underpin compliance with all applicable business rules, including both regulatory requirements and internal operating policies;

•                  anticipating emerging regulatory issues; and

•                  assisting business units in interpreting Group policies and embedding strong compliance processes, including execution and compliance testing.

Some specific activities:

•                  Australian Financial Services Licence (AFSL) - ANZ was the first major Australian bank to acquire its AFSL from ASIC under the FSRA amendments to the Corporations Act, while 8 specialist businesses have acquired their own separate AFSLs. Group Compliance supports all specialist businesses in meeting their obligations by providing specialist technical support and advice.

•                  Anti-Money Laundering and Terrorist Financing (AMLTF)- Group Compliance is driving compliance with AMLTF requirements throughout all points of representation, including the USA and UK.  During the half, it established an Anti Money Laundering Oversight Committee (AMLOC) to provide leadership and oversight of the Group’s compliance with anti-money laundering and terrorist financing regulatory obligations in all points of representation.

•                  Specialist compliance management by other Group functions – Group Compliance also oversees the program for specialist compliance management by other Group functions, such as that required under APRA Prudential Standards, thus bringing a complex array of diverse regulatory obligations under a single Group compliance framework.

Basel II

The common framework for determining the appropriate quantum of bank regulatory capital is set by the “Basel Committee”, a sub-committee of the Bank for International Settlements.   The new Accord, commonly known as “Basel II”, has been designed to improve stability of the global financial system by encouraging improved risk management practices and requiring banks to hold levels of regulatory capital commensurate with their risk profile.  In particular, Basel II will introduce a more risk-sensitive and detailed regulatory capital regime for credit risk and will introduce for the first time an explicit regulatory capital charge for operational risk.

The final version of Basel II is due to be released in the second quarter of 2004.  Basel II is scheduled to commence in ANZ in 2006 for a year of parallel running with the current Accord with full implementation from 2007. ANZ is taking the following steps towards readiness for the new Accord:

•                  At this time ANZ intends pursuing accreditation under the most advanced approaches for both credit and operational risk, in line with the Group’s vision of risk management as a strategic asset and source of competitive advantage

•                  A Central project team, reporting to a steering committee, is working with all areas of ANZ to ensure that systems and processes are ready for the change.

•                  The National Bank of New Zealand also has an extensive Basel programme which is in the process of being integrated with the broader ANZ Group programme.

•                  ANZ is currently in the design and implementation phase of its Basel II Programme.

•                  Certain requirements are already in place including:

•                  a credit risk rating system that separately measures default probabilities and likely losses in the event of default, and

•                  a framework for operational risk measurement and capital allocation.

ANZ took part in an international exercise in late 2002 to help refine the calibration of the capital functions within the new Accord.  The results indicate that under the more advanced approaches which are planned to be incorporated within Basel II, ANZ would need less regulatory capital than must be held under current rules.  Although the precise details are yet to be finalised, APRA has stated that it is likely there will be some differences in the way Basel II is implemented in Australia, which will lessen this reduction.

COUNTRY EXPOSURES

The exposure definitions in the following tables are consistent with the ones used by Standard & Poor’s in their assessment of regional risk published in February 1998.

Both local currency and cross border exposures are included.

Trade finance is captured at 100% of face value.

All cross border exposure is recorded on the basis of the Country where the asset is booked.

Treasury funded exposures include predominantly bank Money Market lines and Certificates of Deposit.

Treasury unfunded exposures include Foreign Exchange and Interest Rate contracts (forwards, options and swaps).  The exposure is calculated using a conservative “mark to market plus potential exposure” methodology.  This methodology calculates the market value of a contract and adds a factor for the potential change in value from the valuation date to maturity.  The mark to market of off balance sheet exposures is netted by counterparty where the Group holds a valid legally enforceable netting agreement with that counterparty.

Financial guarantees represents lending to entities outside of Asia (typically Australia) where there is a relationship with the parent entity through a guarantee standby letter of credit.

Term lending is split into three categories: exposure to multinationals covers lending in countries to international or global companies, frequently involving US, UK, European or Australian parents of joint venture partners, term lending in local currency which is principally franchise countries, and cross border term lending (mostly USD).

Project finance includes a mix of products and is net of Political Risk Insurance (PRI) cover provided by either a large Government Multi Lateral Agency or a large Global Private Insurance company.

Securities include traded debt instruments and are measured at assessed market value (mark to market).

Product disclosure by selected regions

As at 31 March 2004 in USD millions (net exposures)

CROSS BORDER RISK AND LOCAL CURRENCY RISK

Countries	Trade	Treasury On Balance Sheet	Treasury Off Balance Sheet	Performance Bonds	Financial Guarantees Securing Regional Lending in Countries not detailed	Term Lending MNC’s	Term Lending XBR	Term Lending LCY	Underwriting & Project Risk	Total	Movement from Sep 03
ASIA
Brunei										0	-2
China	1,030	114	13		24	37	30	101	28	1,377	399
Hong Kong	219	25	268	4	158	66	102	224	23	1,089	147
Indonesia	140	7	3	10	1	11	14	135	36	357	-2
Japan	40		176	125	27	183		8		559	86
Macau			3							3	2
Malaysia	152		10	2			14		9	187	40
Philippines	87	47	1	4			46	16	22	223	38
Singapore	98	104	564	1	250	51	327	78		1,473	105
South Korea	1,005		30	28	26	3	34		9	1,135	163
Taiwan	167	16	56	5	2	16	56	148		466	12
Thailand	20		8	2					3	33	-6
Vietnam	93	3	15	1	6	6	9	103		236	1
Total	3,051	316	1147	182	494	373	632	813	130	7,138	983
SOUTHASIA
Bangladesh	15		35						14	64	-8
India	182		3		1	17	26		40	269	-15
Nepal										0	-1
Sri Lanka	1		14	1					1	17	-3
Total	198		52	1	1	17	26		55	350	-27
LATIN AMERICA
Argentina	1						11		1	13	-17
Brazil	54		2						66	122	-34
Chile	67						48		63	178	55
Colombia											-4
Mexico	48		7	3			20		56	134	-27
Panama			1							1	0
Peru									7	7	-8
Venezuela	4								46	50	0
Total	174		10	3			79		239	505	-35
MIDDLE EAST
Bahrain	11						3		35	49	37
Egypt	33								30	63	26
Greece	1									1	1
Iran	87								11	98	17
Israel	2		2	32	13					49	-20
Jordan	1									1	-4
Kuwait	4				1					5	-6
Lebanon											-1
Oman	3		40		7				54	104	-160
Pakistan	3		25						11	39	-4
Qatar	2		23	6	12				58	101	32
Saudi Arabia	24		6		11				18	59	2
U.A.E.	50		22				31		12	115	-23
Political Risk Insurance										40	0
First Loss(1)
Total	221		118	38	44		34		229	724	-103
EASTERN EUROPE
Hungary	1									1	0
Poland											-1
Romania											-3
Total	1									1	-4

Total Countries externally rated Investment grade										7,006	266
Total Countries externally rated below Investment Grade										1,712	548
Total all Countries										8,718	814

(1).    Middle East project exposure is USD453 million, however ANZ has Political Risk Insurance. ANZ is liable for the first loss of USD40 million

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FOUR YEAR SUMMARY BY HALF YEAR

	Mar 04	Sep 03	Mar 03	Sep 02	Mar 02	Sep 01	Mar 01	Sep 00
	$M	$M	$M	$M	$M	$M	$M	$M
Statement of Financial Performance
Net interest income	2,509	2,171	2,140	2,053	1,965	1,954	1,879	1,929
Other operating income	1,683	1,456	1,352	1,561	1,409	1,333	1,240	2,422
Operating expenses	(1,902)	(1,626)	(1,602)	(1,575)	(1,330)	(1,553)	(1,539)	(2,622)
Provision for doubtful debts	(313)	(311)	(303)	(309)	(551)	(290)	(241)	(246)
Profit before income tax	1,977	1,690	1,587	1,730	1,493	1,444	1,339	1,483
Income tax expense	(578)	(482)	(444)	(457)	(441)	(468)	(443)	(552)
Outside equity interests	(3)	(1)	(2)	(1)	(2)	(1)	(1)	(1)
Net profit attributable to members of the Company	1,396	1,207	1,141	1,272	1,050	975	895	930

Statement of Financial Position
Assets	247,288	195,591	190,518	183,105	176,589	185,493	180,967	172,467
Net assets	16,748	13,787	12,485	11,465	10,803	10,551	10,200	9,807
Ratios
Return on average ordinary equity	19.1%	20.9%	20.3%	24.8%	21.6%	20.9%	19.6%	19.7%
Return on average assets	1.2%	1.2%	1.2%	1.4%	1.2%	1.1%	1.0%	1.1%
Tier 1 capital ratio	7.0%	7.7%	7.7%	7.9%	7.8%	7.5%	7.3%	7.4%
Operating Expenses(1) to operating income	45.1%	44.6%	45.6%	45.5%	46.5%	47.0%	49.1%	60.1%
Shareholder value - ordinary shares
Total return to shareholders (share price movement plus dividends)	13.6%	2.5%	4.1%	1.4%	13.7%	18.6%	6.4%	30.9%
Market capitalisation	34,284	27,314	27,135	26,544	26,579	23,783	20,488	20,002
Dividend	47 cents	51 cents	44 cents	46 cents	39 cents	40 cents	33 cents	35 cents
Franked portion
- interim	100.0%	—	100%	—	100%	—	100%	—
- final	—	100.0%	—	100%	—	100%	—	100%
Share price(2)
- high	$19.40	$18.45	$18.19	$19.70	$17.90	$16.71	$15.38	$12.87
- low	$15.94	$16.66	$15.01	$16.18	$15.23	$12.85	$12.63	$9.90
- closing	$18.96	$17.17	$17.15	$16.88	$17.00	$15.28	$13.18	$12.70

Share information (per fully paid ordinary share)
Earnings per share - basic(2)	76.8c	73.3c	69.1c	77.7c	63.6c	59.1c	53.6c	55.3c
Dividend payout ratio	63.8%	67.0%	61.3%	57.0%	58.9%	65.0%	58.7%	60.2%
Net tangible assets	$6.94	$7.49	$7.32	$6.58	$6.14	$5.96	$5.71	$5.49

Number of fully paid ordinary shares on issue (millions)	1,808.2	1,521.7	1,513.4	1,503.9	1,495.7	1,488.3	1,486.8	1,506.2
Other information
Permanent employees (FTE’s)	26,585	21,586	21,218	21,380	21,508	21,403	21,617	21,774
Temporary employees (FTE’s)	1,386	1,551	1,265	1,102	1,229	1,098	1,198	1,360
Total employees	27,971	23,137	22,483	22,482	22,737	22,501	22,815	23,134
Number of shareholders	245,173	223,545	210,512	198,715	190,133	181,035	180,108	179,224

(1).            Operating expenses $1,839 million (Sep 2003: $1,617 million; Mar 2003: $1,593 million; Sep 2002: $1,565 million; Mar 2002: $1,320 million; Sep 2001: $1,545 million; Mar 2001: $1,530 million; Sep 2000: $2,615 million) excludes goodwill amortisation of $63 million (Sep 2003: $9 million; Mar 2003: $9 million; Sep 2002: $10 million; Mar 2002: $10 million; Sep 2001: $8 million; Mar 2001: $9 million; Sep 2000: $7 million) and significant transactions in 2004 and 2002.  Refer to page 118 for an explanation of the usefulness of this adjusted measure

(2).            Prior periods adjusted for the bonus element of the rights issue

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Australia and New Zealand Banking Group Limited

CONSOLIDATED FINANCIAL STATEMENTS & OTHER DISCLOSURES

Half year ended
31 March 2004

CONSOLIDATED FINANCIAL STATEMENTS - TABLE OF CONTENTS

Directors’ Report

Consolidated Statement of Financial Performance

Consolidated Statement of Financial Position

Statement of Changes in Equity

Consolidated Statement of Cash Flows

Notes to the Financial Statements
1.	Accounting policies and significant transactions
2.	Income
3.	Operating expenses
4.	Income tax expense
5.	Dividends
6.	Earnings per share
7.	Investment securities
8.	Net loans and advances
9.	Impaired assets
10.	Provisions for doubtful debts
11.	Loan capital
12.	Capital adequacy
13.	Share capital
14.	Average Balance Sheet and related interest
15.	Interest spreads and net interest average margins
16.	Segment analysis
17.	Derivative financial instruments
18.	Contingent liabilities and contingent assets
19.	Note to the Statement of Cash Flows
20.	Changes in composition of the Group
21.	Associates, joint venture entities and investments
22.	US GAAP reconciliation
23.	Exchange rates
24.	Significant events since balance date

Directors’ Declaration

Auditors’ Review report

Definitions

Alphabetical Index

DIRECTORS’ REPORT

The directors present their report on the consolidated accounts for the half year ended 31 March 2004.

Directors

The names of the directors of the Company who held office during and since the end of the half year are:

Mr CB Goode AC - Chairman
Mr J McFarlane OBE - Chief Executive Officer
Dr GJ Clark (appointed 1 February 2004)
Mr JC Dahlsen
Dr RS Deane
Mr JK Ellis
Mr DM Gonski AO
Ms MA Jackson AC
Dr BW Scott AO

Result

The consolidated profit from ordinary activities after income tax attributable to shareholders of the Company was $1,396 million.  Further details are contained in the Chief Financial Officer’s Review and Business Performance Review on pages 7 to 58 and in the financial report.

Review of Operations

A review of the operations of the Group during the half year and the results of those operations are contained in the Chief Financial Officer’s Review and Business Performance Review on pages 7 to 58 and in the financial report.

Rounding of Amounts

The Company is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 pursuant to section 341(1) of the Corporations Act 2001.  Consequently, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Chief Executive Officer

26 April 2004

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	Note	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
		$M	$M	$M	%	%
Total income	2	8,226	6,659	6,364	24%	29%
Interest income		6,543	5,203	5,012	26%	31%
Interest expense		(4,034)	(3,032)	(2,872)	33%	40%
Net interest income		2,509	2,171	2,140	16%	17%
Other operating income	2	1,683	1,456	1,352	16%	24%
Operating income		4,192	3,627	3,492	16%	20%
Operating expenses	3	(1,902)	(1,626)	(1,602)	17%	19%
Profit before debt provision		2,290	2,001	1,890	14%	21%
Provision for doubtful debts	10	(313)	(311)	(303)	1%	3%
Profit before income tax		1,977	1,690	1,587	17%	25%
Income tax expense	4	(578)	(482)	(444)	20%	30%
Profit after income tax		1,399	1,208	1,143	16%	22%
Net profit attributable to outside equity interests		(3)	(1)	(2)	large	50%
Net profit attributable to shareholders of the Company		1,396	1,207	1,141	16%	22%

Currency translation adjustments, net of hedges after tax		(254)	(307)	(49)	-17%	large
Total adjustments attributable to shareholders of the company recognised directly into equity		(254)	(307)	(49)	-17%	large
Total changes in equity other than those resulting from transactions with shareholders as owners		1,142	900	1,092	27%	5%

Earnings per ordinary share (cents)
Basic	6	76.8	73.3	69.1	5%	11%
Diluted		75.7	73.0	68.8	4%	10%

Dividend per ordinary share (cents)	5	47	51	44	-8%	7%

Net tangible assets per ordinary share ($)		6.94	7.49	7.32	-7%	-5%

The notes appearing on pages 86 - 129 form an integral part of these financial statements

Equity instruments issued to employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed.  The impact of expensing options, and shares issued under the $1,000 employee share plan, have been calculated and are disclosed below.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M%	%
Net profit attributable to shareholders of the Company	1,396	1,207	1,141	16%	22%
Expense attributable to:
Options issued to Management Board(1)	(4)	(4)	(4)	—	—
Options issued to general management(1)	(12)	(13)	(11)	-8%	9%
Shares issued under $1,000 employee share plan	(22)	—	(18)	n/a	22%
Revised net profit attributable to shareholders of the Company	1,358	1,190	1,108	14%	23%

(1).            Based on fair values estimated at grant date.  Value of options amortised on a straight line basis over the vesting period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
		$M	$M	$M	%	%
Assets
Liquid assets		6,565	6,592	7,759	0%	-15%
Due from other financial institutions		4,396	2,427	3,123	81%	41%
Trading securities(1)		6,393	4,213	5,219	52%	22%
Investment securities	7	6,669	4,767	4,301	40%	55%
Net loans and advances	8	190,722	149,465	141,965	28%	34%
Customers’ liabilities for acceptances		13,358	13,178	13,270	1%	1%
Regulatory deposits		107	101	205	6%	-48%
Shares in associates and joint venture entities		1,905	1,814	1,759	5%	8%
Deferred tax assets		1,319	1,165	1,239	13%	6%
Goodwill(2)		3,202	160	171	large	large
Other assets(3),(4)		11,117	10,224	9,965	9%	12%
Premises and equipment		1,535	1,485	1,542	3%	0%
Total assets		247,288	195,591	190,518	26%	30%
Liabilities
Due to other financial institutions		6,147	6,467	8,824	-5%	-30%
Deposits and other borrowings		165,234	124,494	122,122	33%	35%
Liability for acceptances		13,358	13,178	13,270	1%	1%
Income tax liabilities		1,454	1,083	1,031	34%	41%
Payables and other liabilities(4)		15,918	13,611	12,591	17%	26%
Provisions		857	769	770	11%	11%
Bonds and notes		20,215	16,572	14,917	22%	36%
Loan capital(5)	11	7,357	5,630	4,508	31%	63%
Total liabilities		230,540	181,804	178,033	27%	29%
Net assets		16,748	13,787	12,485	21%	34%
Shareholders’ equity
Ordinary share capital		7,865	4,175	4,058	88%	94%
Preference share capital		987	2,212	1,225	-55%	-19%
Reserves		106	180	485	-41%	-78%
Retained Profits		7,773	7,203	6,700	8%	16%
Share capital and reserves attributable to shareholders of the Company		16,731	13,770	12,468	22%	34%
Outside equity interests		17	17	17	0%	0%
Total shareholders’ equity		16,748	13,787	12,485	21%	34%

Derivative financial instruments	17
Contingent liabilities and contingent assets	18

(1).            Includes bills held in portfolio $1,387 million (Sep 2003: $820 million; Mar 2003: $943 million) which are part of net advances

(2).            Excludes notional goodwill of $799 million included in the net carrying value of INGA (Sep 2003: 821 million; Mar 2003 $843 million)

(3).            Includes interest revenue receivable $1,310 million (Sep 2003: $1,085 million; Mar 2003: $978 million)

(4).            Other assets includes life insurance assets of $52 million (Sep 2003: nil; March 2003: nil).  Payables and other liabilities includes policy holder liabilities of $25 million (Sep 2003: nil; March 2003: nil)

(5).            Includes $1,450 million hybrid loan capital that qualifies for Tier 1 capital as defined by the Australian Prudential Regulation Authority

The notes appearing on pages 86 - 129 form an integral part of these financial statements

STATEMENT OF CHANGES IN EQUITY

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Share capital
Balance at start of period	6,387	5,283	5,314	21%	20%
Ordinary shares
Rights issue	3,572	—	—	n/a	n/a
Dividend reinvestment plan	65	57	58	14%	12%
Group employee share acquisition scheme	24	23	25	4%	-4%
Group share option scheme	29	37	36	-22%	-19%
Preference shares
New preference share issues	—	987	—	-100%	n/a
Redemption of preference shares	(1,225)	—	—	n/a	n/a
Retranslation of preference shares	—	—	(150)	n/a	-100%
Total share capital	8,852	6,387	5,283	39%	68%
Foreign currency translation reserve
Balance at start of period	(239)	68	117	large	large
Currency translation adjustments, net of hedges after tax	(254)	(307)	(49)	-17%	large
Transfer to general reserves	224	—	—	n/a	n/a
	(269)	(239)	68	13%	large
General reserve
Balance at start of period	239	237	237	1%	1%
TrUEPrS preference share gain on buy back	180	—	—	n/a	n/a
Transfers from retained profits/FCTR	(224)	2	—	large	n/a
	195	239	237	-18%	-18%
Asset revaluation reserve	31	31	31	0%	0%
Capital reserve	149	149	149	0%	0%
Total reserves	106	180	485	-41%	-78%
Retained profits
Balance at start of period	7,203	6,700	5,600	8%	29%
Net profit attributable to shareholders of the Company	1,396	1,207	1,141	16%	22%
Total available for appropriation	8,599	7,907	6,741	9%	28%
Transfers from (to) reserves	—	(2)	—	-100%	n/a
Ordinary share dividends provided for or paid	(762)	(654)	13	17%	large
Preference share dividends paid	(64)	(48)	(54)	33%	19%
Retained profits at end of period	7,773	7,203	6,700	8%	16%
Total shareholders’ equity attributable to shareholders of the Company	16,731	13,770	12,468	22%	34%

The notes appearing on pages 86 - 129 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	Half year Mar 04 Inflows (Outflows)	Half year Sep 03 Inflows (Outflows)	Half year Mar 03 Inflows (Outflows)
		$M	$M	$M
Cash flows from operating activities
Interest received		6,732	5,522	5,365
Dividends received		1	3	4
Fees and other income received		1,235	1,714	1,456
Interest paid		(3,729)	(2,961)	(2,763)
Personnel expenses paid		(990)	(910)	(938)
Premises expenses paid		(156)	(155)	(124)
Other operating expenses paid		(952)	(984)	(968)
Income taxes paid
Australia		79	(256)	(890)
Overseas		(112)	(134)	(32)
Net GST paid		(11)	—	1
Net (increase) decrease in trading securities		(556)	974	695
Net cash provided by operating activities	19	1,541	2,813	1,806
Cash flows from investing activities
Net decrease(increase)
Liquid assets - greater than three months		(318)	1,644	(531)
Due from other financial institutions		(629)	(274)	230
Regulatory deposits		(13)	92	(40)
Loans and advances		(10,556)	(9,734)	(10,210)
Shares in controlled entities and associates		(21)	(4)	2
Investment securities
Purchases		(4,178)	(1,683)	(2,188)
Proceeds from sale or maturity		2,355	1,087	1,358
Controlled entities and associates
Purchased (net of cash acquired)		(3,292)	—	—
Premises and equipment
Purchases		(176)	(115)	(253)
Proceeds from sale		61	41	10
Recovery from NHB litigation		—	—	—
Other		1,142	246	1,155
Net cash (used in) investing activities		(15,625)	(8,700)	(10,467)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions		(89)	(1,657)	(1,289)
Deposits and other borrowings		10,223	4,563	9,432
Payables and other liabilities		(630)	505	495
Bonds and notes
Issue proceeds		6,531	4,824	3,431
Redemptions		(1,692)	(1,988)	(2,107)
Loan capital
Issue proceeds		2,009	1,523	1,857
Redemptions		(368)	—	(437)
Decrease in outside equity interests		(1)	—	(1)
Dividends paid		(761)	(646)	(676)
Share capital issues		3,625	59	61
StEPs preference share issue		—	1,000	—
StEPs issues costs		—	(13)	—
Preference share buyback		(1,045)	—	—
Net cash provided by financing activities		17,802	8,170	10,766
Net cash provided by operating activities		1,541	2,813	1,806
Net cash (used in) investing activities		(15,625)	(8,700)	(10,467)
Net cash provided by financing activities		17,802	8,170	10,766
Net (decrease) increase in cash and cash equivalents		3,718	2,283	2,105
Cash and cash equivalents at beginning of period		7,315	7,573	7,925
Foreign currency translation on opening balances		(2,579)	(2,541)	(2,457)
Cash and cash equivalents at end of period	19	8,454	7,315	7,573

The notes appearing on pages 86 - 129 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

1.              Accounting policies and significant transactions

These consolidated financial statements:

•                  should be read in conjunction with the ANZ Financial Report and Annual Report for the year ended 30 September 2003 and with any public announcements made by the Parent Entity and its controlled entities (the Group) for the half year ended 31 March 2004 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

•                  are made out in accordance with the Corporations Act 2001, ASX listing rules, applicable Accounting Standards, Urgent Issues Group Consensus Views and other mandatory reporting requirements.

•                  are condensed financial statements as defined in AASB 1029 Interim Financial Reporting.  This report does not include all notes of the type normally included in the annual financial report.

•                  have been prepared in accordance with the historical cost convention, as modified by the revaluation of trading instruments and the deemed cost of properties. Where necessary, amounts shown for previous periods have been reclassified to facilitate comparison. The accounting policies followed in preparing these consolidated financial statements are the same as those applied in the 30 September 2003 Annual and Financial Reports.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements.  However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments.  The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.  All material changes to accounting policy are approved by the Audit Committee of the Board. Details of all critical accounting policies are provided in the 30 September 2003 Financial Report.  There have been no material changes to the Group’s critical accounting policies or their related methodologies over the last 3 years. A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)              Economic Loss Provisioning

The average charge to profit for ELP was 0.33% of average net lending assets (Sep 2003: 0.39%; Mar 2003: 0.40%).  During the same period specifically identified credit losses net of recoveries during the half year were $196 million (Sep 2003: $268 million; Mar 2003: $259 million).

As at 31 March 2004, the balance of the General Provision of $1,828 million (Sep 2003: $1,534 million; Mar 2003: $1,530 million) represents 0.98% (Sep 2003: 1.01%; Mar 2003: 1.03%) of risk weighted assets.

b)              Specific Provisioning

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counterparties.  Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision, thus the recognition of losses has an impact on the size of the General Provision rather than directly impacting profit.  However, to the extent that the General Provision is drawn down beyond a certain amount, it will be restored through a transfer from the current year’s earnings.  The net transfer from the General Provision to the Specific Provision, net of recoveries, during the half year was $196 million (Sep 2003: $268 million; Mar 2003 $259 million).

c)              Deferred acquisition costs, software assets and deferred income

Deferred acquisition costs - As at 31 March 2004, the Group’s assets included $401 million in relation to costs incurred in acquiring interest earning assets (Sep 2003: $362 million; Mar 2003: $323 million).  During the half, amortisation of $102 million was recognised as an adjustment to the yield earned on interest earning assets (Sep 2003: $97 million; Mar 2003: $81 million).

The deferred acquisition costs as at period end were:

	Mar 04	Sep 03	Mar 03
	$M	$M	$M
Mortgages Australia	125	102	81
Consumer Finance	2	2	2
Institutional Financial Services	14	16	21
New Zealand Business	24	15	12
Esanda and UDC	236	227	207
Total	401	362	323

Software assets - As at 31 March 2004, the Group’s fixed assets included $447 million in relation to costs incurred in acquiring and developing software (Sep 2003: $465 million; Mar 2003: $451 million).  During the half, amortisation expense of $63 million (Sep 2003: $46 million; Mar 2003: $37 million) was recognised.

Deferred income - As at 31 March 2004, the Group’s liabilities included $135 million in relation to income received in advance (Sep 2003: $272 million; Mar 2003: $182 million).

d)              Valuation of investment in ING Australia Limited (INGA)

The Group adopts the equity method of accounting for its 49% interest in INGA.  As at 31 March 2004, the carrying value of INGA is $1,688 million (Sep 2003: $1,648 million; Mar 2003: $1,612 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  This involves the Group obtaining an independent valuation of INGA to determine current recoverable amount.  The independent valuation is based on a discounted cashflow approach, with allowance for the cost of capital.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

As at 31 March 2004, based on this review no change is required to the carrying value of the investment (September 2003 and March 2003 nil writedown).

e)              Derivatives and Hedging

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and the equity risk in INGA.

Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.  Derivative instruments entered into to hedge exposures that are not recorded at fair value do not have their fair values recorded in the Group’s Statement of Financial Position.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction.  If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value.  Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging investments in overseas operations are not recognised as income or expenses.  Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income.

f)                Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions.  Where the Group controls such vehicles, they are consolidated into the Group financial results.

The table below summarises the main types of SPV’s not consolidated into the Group:

Type of Special Purpose Vehicle (SPV)	Reason for establishment	Key Risks	SPV Assets
$m
Securitisation vehicles

Assets are transferred to an SPV, which funds the purchase by issuing securities.

Enables ANZ or customers to increase diversity of funding sources.

The amounts disclosed here are the total assets of SPV’s managed or arranged by ANZ. It includes SPV’s that purchase assets from sellers other than ANZ.

ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity or other support, and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ, except to the limited extent through the provision of arms length services and facilities.

Sep 2003: $9,954 Mar 2004: $10,509

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	Sep 2003: $2,124 Mar 2004: $1,730

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/INGA joint venture, and NBNZ, as managers of funds, expose ANZ to operational risk and reputational risk.	Sep 2003: $28,655 Mar 2004: $29,578 NBNZ Mar 2004: $1,311

International Financial Reporting Standards

ANZ will be required to prepare financial statements using Australian Standards that fully comply with International Financial Reporting Standards and their related pronouncements (IFRS) when the Group reports in 2006.

The Group will report for the first time in compliance with IFRS when the results for the half year ended 31 March 2006 are released.  IFRS require that entities complying with IFRS for the first time also restate their comparative financial statements using all IFRS except for IAS 32 Financial Instruments: Disclosure and Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts.  This means that ANZ’s opening IFRS balance sheet will be a restated comparative balance sheet, dated 1 October 2004.  Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings on 1 October 2004; however transitional adjustments relating to those standards where comparatives are not required will only be made at 1 October 2005.  Comparatives restated under IFRS will not be reported in financial statements until March 2006, being the first half year reported in compliance with IFRS.

The following areas have been identified as significant for the Group: Post employment benefits, share based payments, loan provisioning, fee revenue, securitisation, hedging, debt/equity classification, goodwill, taxation and regulatory capital.

A more detailed discussion of the impacts of each area is shown in the Chief Financial Officer’s Review.

Significant transactions

During the half, the Group bought back TrUEPrS, a hybrid Tier 1 instrument.  Previously deferred income that was earned on close out of interest rate swaps that had been hedging the TrUEPrS distributions was recognised in profit.  The impact of TrUEPrS on this half, being the release of deferred swap income of $108 million before tax, $2 million other swap income, the periodic and final cash dividends paid to holders of TrUEPrS ($35 million), and the funding benefit from holding TrUEPrS for part of this half, has been classified as a significant transaction.

The significant transaction increases profit after tax by $84 million.  Earnings per share, including the significant transaction, is 76.8 cents; excluding the significant transactions, EPS is 74.0 cents.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

TrUEPrS
Swap income	110	—	—	n/a	n/a
Interest	2	—	—	n/a	n/a
Income tax expense	(28)	—	—	n/a	n/a
Cash dividends(1)	—	—	—	n/a	n/a
Net profit attributable to members of the Company	84	—	—	n/a	n/a

(1).            Cash dividend of $35 million does not affect profit and loss. It is, however, included in the calculation of EPS. Tax benefit on $48 million dividend paid in October 2003 was recognised in the September 2003 half.

2.              Income

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v.Sep 03	Movt Mar 04 v.Mar 03
	$M	$M	$M	%	%

Interest income	6,543	5,203	5,012	26%	31%
Interest expense	(4,034)	(3,032)	(2,872)	33%	40%
Net interest income	2,509	2,171	2,140	16%	17%

Interest spread and net interest average margin (%)
Gross interest spread	2.14	2.27	2.29	n/a	n/a
Interest forgone on impaired assets	(0.03)	(0.03)	(0.02)	n/a	n/a
Net interest spread	2.11	2.24	2.27	n/a	n/a
Interest attributable to net non-interest bearing items	0.42	0.40	0.44	n/a	n/a
Net interest average margin	2.53	2.64	2.71	n/a	n/a
Average interest earning assets ($M)	199,086	165,141	159,152	21%	25%

Comparison with September 2003 half

Net interest income at $2,509 million was 16% ($338 million) higher than the September 2003 half.

Volume

Average net loans and advances grew by $31.2 billion (22%) overall with growth attributable to the acquisition of NBNZ ($21.3 billion), Mortgages Australia ($7.1 billion), Corporate ($1.3 billion) and Institutional Financial Services Australia ($1.2 billion).  Average net loans and advances reduced by $1.5 billion (14%) in overseas markets as a result of the strategy to reduce higher risk exposures ($0.7 billion) and the exchange rate impact of the weakening US dollar ($0.8 billion).

Average deposits and other borrowings grew $27.6 billion (23%), with growth from NBNZ ($21.5 billion), Institutional Financial Services Australia ($1.9 billion), Personal Banking Australia ($1.7 billion) and Treasury ($1.2 billion).  Average deposits and other borrowings decreased $0.7 billion (3%) in overseas markets, with increases resulting from greater commercial paper issuance in the US offset by a $2.3 billion reduction resulting from exchange rate movements.

Margin

Net Interest Margin contracted by 11 basis points

•                  Margins on mortgages, credit cards and asset finance contracted during the half due to the combined impact of increased funding costs and competitive pressures.  This resulted in a reduction in net interest margin of 6 points.  In addition the higher proportion of mortgages in our balance sheet lowered the margin by 1 basis point.

•                  The interest benefit from low interest savings accounts and non-interest balances increased as the rate at which they were invested increased (2 basis points).

•                  The proportion of the balance sheet funded by low interest savings accounts and non-interest balances reduced during the half, offset by an increase in wholesale funding.  The change in funding mix reduced the net interest margin by 4 basis points.  Partially offsetting this however, was the replacement of TrUEPrS, which increased the net interest margin by 3 basis points.

•                  The funding cost associated with unrealised trading gains increased as a result of the appreciation of the AUD.  Whilst resulting in a 2 basis point decline in net interest margin, it is offset by an equivalent gain in trading income.

•                  The acquisition of NBNZ resulted in a net 3 basis point decline in the Group’s net interest margin.

Comparison with March 2003 half

Net interest income at $2,509 million was 17% ($369 million) higher than the March 2003 half.

Volume

Average net loans and advances grew by $37.9 billion (28%) overall, with growth from the acquisition of NBNZ ($21.3 billion), Mortgages Australia ($13.0 billion), Corporate ($2.2 billion), Institutional Financial Services Australia ($1.5 billion) and ANZ New Zealand ($1.1 billion).  Average net loans and advances reduced by $3.6 billion (27%) in overseas markets as a result of the strategy to reduce higher risk offshore exposures ($1.3 billion) and the exchange rate impact of the weakening US dollar ($2.3 billion).

Average deposits and other borrowings increased by $31.1 billion (26%), with growth from NBNZ ($21.5 billion), Personal Banking Australia ($2.9 billion), Treasury ($2.5 billion), Corporate ($1.4 billion) and Esanda ($1.1 billion).  Average deposits and other borrowings increased $1.2 billion (6%) in overseas markets, with increases resulting from greater commercial paper issuance in the US offset by a $3.7 billion reduction resulting from exchange rate movements.

Margin

Net Interest Margin contracted by 18 basis points:

•                  Margin on mortgage loans decreased due to the combined impact of increased funding costs and competitive pressures.  This resulted in a net reduction in margin of 5 basis points

•                  The proportion of the balance sheet funded by low interest savings accounts and non-interest earning balances is now lower, offset by growth in term deposits and wholesale funding.  This change in funding mix has reduced the net interest margin by 15 basis points.  Partially offsetting this however, was the replacement of TrUEPrS, which increased the net interest margin by 2 basis points.

•                  The acquisition of NBNZ resulted in a net 3 basis point decline in the Group’s net interest margin.

•                  Treasury earnings fell during the half as a result of the sustained period of low and stable interest rates which reduced the Group’s net interest margin by 1 basis point.

•                  Partially offsetting these declines was an increase in foreign currency hedge revenue as a result of a strengthening AUD (4 basis points).

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Interest income	6,543	5,203	5,012	26%	31%
Other operating income
Fee income
Lending	496	464	469	7%	6%
Other, commissions	665	594	521	12%	28%
Total fee income	1,161	1,058	990	10%	17%
Other income
Foreign exchange earnings	198	163	185	21%	7%
Profit on trading instruments	80	63	47	27%	70%
Net profit before tax from the close out of the TrUEPrS swap(1)	108	—	—	n/a	n/a
Hedge of TrUEPrS Cash Flows	2	35	36	-94%	-94%
Share of joint venture: Profit from INGA joint venture	40	36	19	11%	large
Share of associates profit (net of writeoffs)	27	28	23	-4%	17%
Other	67	73	52	-8%	29%
Total other income	522	398	362	31%	44%
Total other operating income	1,683	1,456	1,352	16%	24%
Total income	8,226	6,659	6,364	24%	29%
Profit before income tax as a% of total income	24.0%	25.4%	24.9%	-5%	-3%

(1).            Significant transaction, refer Note 1

Comparison with September 2003 half

Other operating income, at $1,683 million, was 16% higher than the September 2003 half year due largely to the $106 million contribution from the National Bank of New Zealand, and $110 million income from the close out of the interest rate swap on the TrUEPrS transaction compared to $35 million from the swap in the prior half.  The appreciation of the AUD reduced overseas other income by $15 million.  Excluding all these factors other operating income increased 4% due to:

•                  Lending fee income increased 3%, with volume related increases in Mortgages, Esanda, Corporate and Institutional Banking suppressed by a reduction in offshore structured finance fees and flat fees in other business units.

•                  Non-lending fee income increased 4% driven by an increase in consumer and merchant activity over the Christmas period in Consumer Finance.  International payments and corporate advisory fees increased in Institutional Financial Services as did transactional fees through the branch network.

•                  Foreign exchange earnings increased 10% with continued volatility in Asian and Pacific currencies partly offset by reduced hedging activity by customers, with uncertainty over the impact of International Accounting Standards.

•                  Profit on trading instruments increased $14 million largely in Capital Markets where a lower proportion of trading revenue was booked as interest due to funding of cash flows.  Total income in Capital Markets is up $7 million.

•                  Other operating income reduced $7 million.  The increase in other operating income in the second half of 2003 was due to the sale of development properties in Institutional Banking.

Comparison with March 2003 half

Other operating income increased 24% largely due to the $106 million contribution from the NBNZ income, income from the close out of the interest rate swap on the TrUEPrS transaction and the impact of the $38 million under-accrual of loyalty points on co-branded cards booked in the first half of 2003.  Exchange rate impacts resulted in a $35 million reduction in other operating income.  Excluding these factors fees increase 8% largely in Institutional Financial Services, Esanda and Corporate.  Foreign Exchange earnings were flat while the increase in profit on trading instruments was offset in net interest.  Profit from ING Australia was up $21 million.

3.              Operating expenses

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Personnel
Pension fund	69	54	55	28%	25%
Employee entitlements & taxes	71	57	65	25%	9%
Salaries and wages	684	591	586	16%	17%
Other	188	175	167	7%	13%
Total personnel expenses	1,012	877	873	15%	16%
Premises
Amortisation & depreciation	12	16	15	-25%	-20%
Rent	96	81	73	19%	32%
Utilities and other outgoings	50	44	44	14%	14%
Other	9	15	7	-40%	29%
Total premises expenses	167	156	139	7%	20%
Computer
Computer contractors	10	5	13	100%	-23%
Data communications	42	31	30	35%	40%
Depreciation and amortisation	117	95	88	23%	33%
Rentals and repairs	32	34	36	-6%	-11%
Software purchased	55	50	53	10%	4%
Other	18	13	17	38%	6%
Total computer expenses	274	228	237	20%	16%
Other
Advertising and public relations	57	48	43	19%	33%
Amortisation of goodwill	63	9	9	large	large
Audit fees	2	1	2	100%	—
Depreciation of furniture and equipment	19	17	16	12%	19%
Freight and cartage	20	17	18	18%	11%
Loss on disposal of premises and equipment	1	4	3	-75%	-67%
Non-lending losses, frauds and forgeries	24	23	25	4%	-4%
Postage & stationery	50	46	46	9%	9%
Professional fees	50	56	46	-11%	9%
Telephone	28	23	26	22%	8%
Travel	44	40	38	10%	16%
Other	60	53	49	13%	22%
Total other expenses	418	337	321	24%	30%
Restructuring	31	28	32	11%	-3%
Operating expenses	1,902	1,626	1,602	17%	19%

Employees (FTE) - Permanent	26,585	21,586	21,218	23%	25%
Employees (FTE) - Temporary	1,386	1,551	1,265	-11%	10%
Total employees	27,971	23,137	22,483	21%	24%

Comparison with September 2003 half

Operating expenses increased 17% driven largely by the $229 million expenses (including $54 million goodwill amortisation) of NBNZ since acquisition.  The appreciation of the AUD suppressed costs by $16 million.  Excluding NBNZ and exchange rate impacts operating costs increased 4% driven by:

•                  Personnel expenses increased 5% largely as a result of annual salary increases together with increased front line staff in Corporate Australia, ANZ New Zealand Banking, higher back office staffing required in Mortgages to service the higher volumes and in Consumer Finance to implement the Reserve Bank credit card reforms.

•                  Premises costs decreased 2%.

•                  Computer costs increased 12% due to higher software amortisation charges as new systems including the new branch sales and service and Telling platforms become operational together with increased data communication costs largely due to increased transaction volumes in Consumer Finance.

•                  Other expenses decreased by 3% due largely to lower consultants costs with the strategic focus being on integrating the National Bank of New Zealand.

•                  Restructuring expenses increased $3 million, reflecting the write-off of capitalised software on the Next Generation Switching project following the decision to consolidate the ATM and EFTPOS networks for ANZ and NBNZ on the Tandem platform and ongoing business as usual restructuring.

Comparison with March 2003 half

Operating expenses increased $300 million primarily due to the $229 million in costs and goodwill amortisation associated with NBNZ.  The appreciation of the AUD suppressed overseas costs by $36 million.  Excluding NBNZ and exchange rate impacts operating expenses increased 7% with: Personnel costs up 7% reflecting a 4% increase in the Enterprise Bargaining Agreement in July 2003 and a 3% increase in staff numbers.  Premises costs increased 12% as a result of the favourable impact in the first half of 2003 of the change in the method of accounting of rentals costs.  Computer costs increased 9% largely due to higher software amortisation, together with increased data communication costs due to increased transaction volumes in Consumer Finance while other expenses were 4% higher with small increases spread across a number of other categories.

4.              Income tax expense

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Operating profit before income tax	1,977	1,690	1,587	17%	25%
Prima facie income tax at 30%	593	507	476	17%	25%
Tax effect of permanent differences
Overseas tax rate differential	9	6	9	50%	0%
Rebateable and non-assessable dividends	(10)	(7)	(9)	43%	11%
Other non-assessable income	(15)	(15)	(16)	0%	-6%
Profit from associated entities and joint venture entities	(20)	(19)	(13)	5%	54%
Life insurance accounting	(2)	—	—	n/a	n/a
Goodwill amortisation	19	3	3	large	large
Other	5	9	(5)	-44%	large
	579	484	445	20%	30%
Income tax (over) under provided in prior years	(1)	(2)	(1)	-50%	0%
Total income tax expense on profit	578	482	444	20%	30%
Australia	410	360	312	14%	31%
Overseas	168	122	132	38%	27%
	578	482	444	20%	30%
Effective tax rate	29.2%	28.5%	28.0%	2%	4%

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes.  At the date of this report, the Directors of the parent entity have not made a decision whether or not to elect to be taxed as a single entity.  Should the parent entity enter the tax consolidation regime, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group.  Tax balances for the consolidated tax group will be recorded in the financial statements of the parent entity.

Comparison with September 2003 half

The Group’s effective tax rate for the half year ended 31 March 2004 increased 0.7% from 30 September 2003 largely due to the increase in goodwill amortisation expense, which is non-deductible, and a higher overseas tax rate differential due to higher earnings in New Zealand, after the acquisition of NBNZ, partially offset by a tax deduction for the employee share issue booked in the first half of 2004.

Comparison with March 2003 half

The Group’s effective tax rate for the half year ending 31 March 2004 increased 1.2% from the March 2003 half largely due to the increase in goodwill amortisation expense, which is non-deductible.

5.              Dividends

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Dividend per ordinary share(1) (cents)
Interim (fully franked)	47	n/a	44	n/a	7%
Final (fully franked)	n/a	51	n/a	n/a	n/a

Ordinary share dividend(1),(2) ($M)
Interim dividend paid	—	666	—	n/a	n/a
Final dividend paid	777	—	—	n/a	n/a
Bonus option plan adjustment(3)	(15)	(12)	(13)	25%	15%
Total	762	654	(13)	12%	large

Ordinary share dividend payout ratio (%)(4)	63.8%	67.0%	61.3%	5%	9%

(1).            Excludes preference share dividend

(2).            Change in accounting standard in 2003.  Dividends no longer accrued

(3).            This relates to prior period and interim dividend payment

(4).            Dividend payout ratio calculated using proposed interim dividend of $850 million not included in the above table.  Dividend payout ratio for September 2003 calculated using $777 million dividends paid in the March 2004 half.  Dividend payout ratio for March 2003 calculated using $666 million dividends paid in the September half.

The directors propose that an interim dividend of 47 cents per share be paid on each ordinary share.  The dividend will be fully franked.

The Group has a dividend reinvestment plan and a bonus option plan.  Participation in these plans is limited to 50,000 shares in each plan.  Election notices for these plans must be received by 20 May 2004.

The interim dividend will be payable on 1 July 2004.  Dividends payable to shareholders resident in the United Kingdom and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate on 20 May 2004.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Preference share dividend
TrUEPrS	35	48	54	-27%	-35%
ANZ StEPS	29	—	—	n/a	n/a
	64	48	54	33%	19%

Dividend per preference share
TrUEPrS (USD cents)	20.7	25.1	25.1	-18%	-18%
ANZ StEPS (AUD)	$2.94	—	—	n/a	n/a

In 1998 the Company issued 124,032,000 preference shares which raised USD775 million (net USD748 million after costs) via Trust Securities issues (TrUEPrS).  On 12 December 2003, the Group bought back its 124,032,000 TrUEPrS preference shares.  The Trust Securities carried an entitlement to a distribution of 8% (USD400 million) or 8.08% (USD375 million).  The amounts were payable quarterly in arrears and recognised when paid.

On 23 September 2003, the Group issued 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) at $100 each raising $1 billion ($987 million net of issue costs of $13 million).  ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note stapled to a fully paid preference share.

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

6.              Earnings per share

		Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
		$M	$M	$M	%	%

	Number of fully paid ordinary shares on issue (M)	1,808.2	1,521.7	1,513.4	19%	19%

	Basic
	Net profit attributable to members of the Company(1) ($M)	1,332	1,159	1,087	15%	23%

	Weighted average number of ordinary shares prior to rights issue (M)	1,521.8	1,518.3	1,510.2	0%	1%
	Weighted average number of ordinary shares issued post rights issue (M)	4.7	—	—	n/a	n/a
	Weighted average number of ordinary shares issued under rights issue (M)	187.1	—	—	n/a	n/a
	Weighted average number of shares prior to dilution for rights issue (M)	1,713.6	1,518.3	1,510.2	13%	13%

	Discount factor based on Theoretical Rights(2)	0.9866	0.9597	0.9597
	Adjustment for the impact of rights issue (M)	20.7	63.8	63.4
	Adjusted weighted average number of shares (M)	1,734.3	1,582.1	1,573.6

	Basic earnings per share (cents)(3)	76.8	73.3	69.1	5%	11%

	Diluted
	Net profit attributable to members of the company excluding interest on Hybrid securities(4) ($M)	1,358	1,159	1,087	17%	25%

	Adjusted weighted average number of shares on issue (M)	1,734.3	1,582.1	1,573.6	10%	10%
	Weighted average number of Options outstanding (M)	6.6	5.9	6.0	12%	10%
	Weighted average number of convertible US Hybrid securities
	at current market price(4) (M)	52.2	—	—	n/a	n/a
	Adjusted weighted average number of shares - diluted (M)	1,793.1	1,588.0	1,579.6	13%	14%

	Diluted earnings per share (cents)(3)	75.7	73.0	68.8	4%	10%

	Adjusted Basic
	Net profit attributable to members of the Company(1) ($M)	1,332	1,159	1,087	15%	23%
Significant transactions	- included in profit after tax(5)	(84)	—	—	n/a	n/a
	- preference dividend(5) for TrUEPRs	35	—	—	n/a	n/a
	Earnings excluding significant transactions	1,283	1,159	1,087	11%	18%
	Earnings per share (cents) excluding significant transactions(3)	74.0	73.3	69.1	1%	7%

	Net profit attributable to members of the Company(1) ($M)	1,332	1,159	1,087	15%	23%
Significant transactions	- included in profit after tax(5)	(84)	—	—	n/a	n/a
	- preference dividend(5) for TrUEPrS	35	—	—	n/a	n/a
	Goodwill amortisation (excluding NBNZ)(6)	31	31	31	0%	0%
	Goodwill amortisation - NBNZ	54	—	—	n/a	n/a
	Earnings excluding significant transactions and goodwill amortisation	1,368	1,190	1,118	15%	22%
	Earnings per share (cents) excluding significant transactions and goodwill amortisation(3)	78.9	75.2	71.0	5%	11%

(1).            Adjusted for preference share dividend

(2).            Refer page 97 for calculation details

(3).            Discounted for rights issue

(4).            Interest expense on US Hybrid securities was $26 million.  Current share price $18.96.  Refer Note 11 for details on US Hybrid

(5).            Refer Note 1 for an explanation

(6).            Includes INGA notional goodwill amortisation

The EPS figures in the above table are different to those published at September 2003, having been adjusted for the bonus element of the rights issue.  AASB 1027 “Earnings per Share” requires, restatement of prior period Basic EPS and Diluted EPS for the bonus element included in the rights issue.  In a rights issue, if the exercise price is less than the market price of the shares, the rights issue includes a bonus element. EPS for all reporting periods have been adjusted by the following factor:

Theoretical ex-rights value per share
Market price per share immediately prior to exercise of rights

The theoretical ex-rights value per share is:

Aggregate market price per share immediately prior to exercise of rights + proceeds from exercise of rights
Number of shares outstanding after exercise of rights

Calculation of discount factors is as follows:

•                  The last date existing shares traded cum rights prior to rights issue: 28 October 2003

•                  The date rights shares allotted: 28 November 2003

•                  Eleven existing shares received two rights share

		Calculation
Market price (ex dividend) on 28 October 2003	$17.63
Theoretical ex rights price	$16.92	($17.63 x 5.5 + $13.00 / 6.5)
Discount factor for prior years	0.9597	$16.92 / $17.63
Discount factor for current year	0.9866	1
		(1 / 0.9597) (59 / 183) + (124 / 183)

Dilution effect of US Stapled Trust Security Issue

The US Stapled Trust securities issued on 27 November 2003 mandatorily convert to ordinary shares in 2053 unless redeemed or bought back prior to that date.  The US Stapled Trust Security issue can be de-stapled and the investor left with a coupon paying preference shares at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances.

AASB 1027 requires that potential ordinary shares for which conversion to ordinary share capital is mandatory must be included in the calculation of diluted EPS.

Statement of Financial Position

Total Group assets increased by $51.7 billion (26%) since September 2003.  The purchase of NBNZ contributed $39.0 billion to this total, whilst exchange rate movements accounted for a net reduction of $1.4 billion consisting of a $1.3 billion reduction in overseas markets and $0.1 billion in New Zealand.  Excluding the impact of NBNZ acquisition and exchange rate movements:

•                  Net loans and advances including acceptances increased $9.7 billion (6%) with a $5.3 billion growth in housing loans and $3.1 billion in non housing loans in Australia and New Zealand.  For further commentary refer Note 8.

•                  Goodwill has increased $3.0 billion as a result of the $3.1 billion goodwill arising on the acquisition of NBNZ.  Refer page 12 for further details.

•                  Investment Securities increased $1.8 billion (39%) as Treasury increased its holdings of long dated securities in Australia ($1.0 billion) and Overseas ($0.8 billion) and Trading security volumes increased $0.4 billion.

•                  Due from non group banks increased by $1.5 billion (64%) largely in Capital Markets ($0.6 billion) as a result of increased repo activity, and in Treasury ($0.4 billion) increased liquidity levels.

•                  Liquid assets reduced by $1.3 billion (20%) largely in New Zealand where balances with NBNZ now eliminated on consolidation.

•                  Other Assets reduced by $0.7 billion (7%) mainly due to movement in revaluations on off-balance sheet instruments.

Total Group liabilities increased by $48.7 billion (27%) from September 2003 with NBNZ contributing $36.0 billion of this growth.  Exchange rate movement accounted for a net reduction of $2.2 billion consisting of a $2.1 billion reduction in overseas markets and $0.1 billion New Zealand.  Excluding the impact of NBNZ acquisition and exchange rate movements:

•                  Deposits and other borrowings increased $9.0 billion (7%) reflecting:

•                  a $3.4 billion increase in certificates of deposit in Treasury resulting from increased short term funding requirements.

•                  higher Term Deposits volumes recorded in Treasury ($2.0 billion), Personal Banking ($1.6 billion) and Institutional Financial Services ($1.4 billion).

•                  Bonds and notes increased $3.6 billion (22%) in response to increased term funding requirements in Australia.

•                  Loan capital increased $1.3 billion as a result of the US$1.1 billion stapled security issue in November 2003.

7.              Investment securities

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Total book value	6,669	4,767	4,301	40%	55%

Total market value	6,693	4,766	4,302	40%	56%

8.              Net loans and advances

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Australia
Term loans - housing	67,745	62,482	56,942	8%	19%
Term loans - non housing(1)	44,186	41,133	37,493	7%	18%
Lease finance/hire purchase	9,178	8,741	8,349	5%	10%
Overdrafts	4,149	3,915	3,406	6%	22%
Credit card outstandings	4,348	4,265	4,119	2%	6%
Other	1,018	784	876	30%	16%
	130,624	121,320	111,185	8%	17%
New Zealand
Term loans - housing	28,243	10,551	10,618	large	large
Term loans - non housing(1)	22,008	7,425	7,697	large	large
Lease finance/hire purchase	872	866	899	1%	-3%
Overdrafts	1,540	611	650	large	large
Credit card outstandings	983	491	515	large	91%
Other	826	985	1,084	-16%	-24%
	54,472	20,929	21,463	large	large
Overseas markets
Term loans - housing	385	361	338	7%	14%
Term loans - non housing(1)	7,986	8,984	10,844	-11%	-26%
Lease finance/hire purchase	87	239	427	-64%	-80%
Overdrafts	554	740	872	-25%	-36%
Credit card outstandings	117	134	117	-13%	0%
Other	109	80	79	36%	38%
	9,238	10,538	12,677	-12%	-27%
Total gross loans and advances(2),(3)	194,334	152,787	145,325	27%	34%
Less:
Provisions for doubtful debts	(2,247)	(2,018)	(2,088)	11%	8%
Income yet to mature	(1,365)	(1,304)	(1,272)	5%	7%
Total net loans and advances(2),(3)	190,722	149,465	141,965	28%	34%

(1).            Includes Equity Loans which are reported in Mortgages

(2).            Bills held in portfolio, $1,387 million (Sep 2003: $820 million; Mar 2003: $943 million) are included in trading securities

(3).            Securitised mortgages outstanding $1,066 million (Sep 2003: $1,295 million; Mar 2003: $1,681 million) not included in net loans and advances

Comparison with September 2003 half

Net loans and advances increased by $41.3 billion since 30 September 2003, with National Bank of New Zealand contributing $32.6 billion.  Exchange rate movements accounted for a net reduction of $0.8 billion consisting of a reduction of $0.7 billion in overseas markets and $0.1 billion in New Zealand.

•                  Growth in Australia ($9.3 billion) was dominated by growth in:

•                  Housing loans ($5.3 billion) in Mortgages arising from strong customer demand despite two interest rate rises in the half.

•                  Non-housing term loans ($3.1 billion) largely in Corporate ($1.2 billion) from increased activity with existing customers and new customer acquisitions, Mortgages ($1.5 billion) relating to Equity Loans, and Personal banking ($0.5 billion) largely rural and margin lending.

•                  Lease finance ($0.4 billion) driven by strong new business writing through Esanda’s consumer and SMB segments.

•                  Overdrafts ($0.2 billion), credit card outstandings ($0.1 billion) and other ($0.2 billion).

Excluding the impact of exchange rate movements:

•                  New Zealand increased by $33.3 billion due to the acquisition of NBNZ ($32.6 billion), and growth in ANZ of $0.7 billion largely in housing loans ($0.4 billion).

•                  Overseas Markets declined by $0.6 billion largely due to reduction in exposures of the US and UK markets.

Comparison with March 2003 half

Net loans and advances increased by $48.8 billion.  Exchange rate movements accounted for a reduction of $2.9 billion consisting of a reduction of $1.0 billion in New Zealand and $1.8 billion in Overseas Markets.  Growth was recorded through National Bank of New Zealand acquisition of $32.6 billion and:

•                  In Australia growth was dominated by;

•                  Housing loan growth of $10.8 billion in Mortgages.

•                  Term loan growth of $6.7 billion, largely equity loans in Mortgages ($2.7 billion), Corporate ($1.8 billion), Institutional Financial Services ($1.0 billion) and Personal Banking ($1.0 billion).

•                  Lease Finance $0.8 billion largely in Esanda.

•                  Increases were also recorded for Overdrawn accounts ($0.7 billion), Credit cards ($0.2 billion) and Other ($0.2 billion).

•                  Excluding the impact of exchange rate movements and the acquisition of NBNZ;

•                  New Zealand increased $1.1 billion mainly in housing loans.

•                  Overseas market decreased by $1.6 billion evidencing the de-risking of offshore portfolios.

Net loans and advances including commercial bills by segment

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net advances
Personal Banking Australia	6,362	5,902	5,197	8%	22%
Mortgages Australia	74,144	67,342	60,596	10%	22%
Consumer Finance	5,762	5,672	5,523	2%	4%
Institutional Financial Services	38,986	40,510	42,293	-4%	-8%
New Zealand Business	46,485	13,429	13,456	large	large
Corporate Australia	17,762	16,029	14,828	11%	20%
Esanda and UDC	13,043	12,579	12,243	4%	7%
Asia Pacific	1,235	1,215	1,192	2%	4%
Other	301	(35)	(93)	large	large
Net advances	204,080	162,643	155,235	25%	31%
less Customers’ liabilities for acceptances	(13,358)	(13,178)	(13,270)	1%	1%
Net loans and advances	190,722	149,465	141,965	28%	34%

Net loans and advances including commercial bills by segment, excluding foreign exchange impact

Net advances
Personal Banking Australia	6,362	5,902	5,197	8%	22%
Mortgages Australia	74,144	67,340	60,574	10%	22%
Consumer Finance	5,762	5,656	5,473	2%	5%
Institutional Financial Services	38,986	39,877	40,413	-2%	-4%
New Zealand Business	46,485	13,387	12,796	large	large
Corporate Australia	17,762	16,029	14,828	11%	20%
Esanda and UDC	13,043	12,572	12,146	4%	7%
Asia Pacific	1,235	1,146	1,058	8%	17%
Other	301	(39)	(110)	large	large
Net advances (excl FX impact)	204,080	161,870	152,375	26%	34%
FX impact on reported net advances	—	773	2,860	-100%	-100%
Net advances	204,080	162,643	155,235	25%	31%
less Customers’ liabilities for acceptances	(13,358)	(13,178)	(13,270)	1%	1%
Reported net loans and advances	190,722	149,465	141,965	28%	34%

The foreign exchange impact is calculated by retranslating prior period numbers at March 2004 exchange rates.

9.              Impaired assets

Provision for doubtful debts

The charge for doubtful debts was determined under economic loss provisioning (ELP) principles and represents the average annual loss on principal for the average risk profile of the lending portfolio during the period.  The ELP charge was $313 million as compared to $311 million for the half year to September 2003.  Included in this amount was a charge of $20 million (2 basis points) taken to recognise continued uncertainty and expected levels of default in the offshore lending portfolios.  This charge has reduced $30 million from prior halves following de-risking of offshore portfolios and lower levels of default.

The charge to March 2004 as a percentage of average net lending assets was 33 basis points, representing a 6 basis point decrease on the level reported for the September 2003 half year with a reduction in the additional charge (3 basis points) and an improvement in average credit quality resulting from the acquisition of NBNZ, the continuing increase in the proportion of mortgages as a percentage of the lending portfolio, and the reduction of the charge taken for uncertainty in the offshore portfolios.

	Half year Mar 04	Half year Sep 03	Half year Mar 03
	%	%	%
ELP rates by segment(1)
Personal Banking Australia	0.38%	0.53%	0.49%
Mortgages Australia	0.05%	0.05%	0.05%
Consumer Finance	2.67%	2.65%	2.70%
Institutional Financial Services	0.41%	0.40%	0.36%
New Zealand Business	0.20%	0.13%	0.14%
Corporate Australia	0.31%	0.31%	0.34%
Esanda and UDC	0.52%	0.50%	0.53%
Asia Pacific	0.76%	0.76%	0.82%
Operating segments total	0.31%	0.32%	0.33%
Group Centre	0.02%	0.07%	0.07%
Total	0.33%	0.39%	0.40%
ELP charge ($million)	313	311	303

(1).            ELP rate = Annualised economic loss provisioning divided by average net lending assets

Specific Provision

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Provision movement analysis
New and increased provisions
Australia	212	242	176	-12%	20%
New Zealand	40	23	22	74%	82%
Overseas markets	35	78	134	-55%	-74%
	287	343	332	-16%	-14%
Provision releases	(59)	(40)	(47)	48%	26%
	228	303	285	-25%	-20%
Recoveries of amounts previously written off	(32)	(35)	(26)	-9%	23%
Net specific provisions	196	268	259	-27%	-24%
Net credit to general provision	117	43	44	large	large
Charge to statement of financial performance	313	311	303	1%	3%

Actual loss experience or net specific provisions for the half year to 31 March was $196 million, a decrease of $72 million over the 30 September 2003 half year.  The reduction was due to the continued risk reduction in the institutional portfolio, mainly offshore, and reduced single name losses in Corporate and Esanda.  Australian and International portfolio losses fell over the current half by 14% and 79% respectively.

At 31 March 2004, the general provision was $1,828 million, a surplus of $447 million over the tax effected 0.5% of risk weighted assets guidelines indicated by the Australian Prudential Regulation Authority.

Non-accrual loans

Gross non-accrual loans decreased to $931 million from $1,007 million at September 2003, however this reduction is net of the inclusion of $76 million of non-accruals as part of the NBNZ portfolio.  The overall reduction in non-accruals was primarily a result of the realisation and writeoff of a number of large outstanding balances in the corporate and institutional portfolios over the half.

The principal source of new non-accrual loans continues to be the offshore power and telecommunications sectors, however the position is stabilising and loss given default moderating.  New non-accruals over the half, whilst stable in dollar terms, showed a reduction in the default rate to 62 basis points of average net lending assets from 72 basis points for the September 2003 half.

The Group has a specific provision coverage ratio of 44%.  Net non-accruals are $517 million (September 2003: $525 million) and represents 3.1% of shareholders’ equity at March 2004.

Corporate Businesses Risk profile

The quality of the Corporate Businesses lending portfolios have remained strong over the half.  Significant reductions in high risk and non accruals over the half have been mainly driven by the International portfolios.

*Grade	Mar 03	Sep 03	Mar 04
B+ to CCC	3.1%	3.3%	2.2%
CCC and lower	1.6%	1.5%	1.1%

Internal credit ratings have been mapped to external credit grades in these tables

Australian and New Zealand Industry Exposure

	As at Mar 04	As at Sep 03	As at Mar 03
Industry
Real estate operators and developers	7.1%	7.9%	7.6%
Manufacturing	4.4%	5.7%	6.3%
Retail Trade	3.2%	3.9%	4.1%
Wholesale Trade	2.2%	2.6%	2.5%
Agriculture	5.8%	2.9%	2.9%
Business Services	2.2%	2.4%	2.2%
Finance - Other	2.0%	2.5%	2.6%
Finance Banks, Building Societies, Authorised Money Markets	2.3%	2.0%	2.1%
Transport & Storage	2.1%	2.5%	2.6%
Accommodation, Clubs, Pubs, Cafes & Restaurants	1.6%	1.8%	1.9%
Utilities	1.4%	1.4%	1.4%
Construction	1.5%	1.4%	1.4%
Health & Community Services	1.0%	1.1%	1.1%
Mining	0.5%	0.7%	0.9%
Cultural & Recreational Services	1.2%	1.0%	1.1%
Personal & Other Services	0.4%	0.4%	0.4%
Forestry & Fishing	0.5%	0.5%	0.5%
Communication Services	0.4%	0.4%	0.3%
Education	0.2%	0.2%	0.2%
Finance - Insurance & Superannuation	0.6%	0.1%	0.3%
Government Administration & Defence	0.3%	0.2%	0.1%
Consumer	59.1%	58.4%	57.5%
Total	100%	100%	100%

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Summary of impaired assets
Non-accrual loans	931	1,007	1,153	-8%	-19%
Restructured loans	—	—	—	n/a	n/a
Unproductive facilities	44	39	55	13%	-20%
Gross impaired assets	975	1,046	1,208	-7%	-19%
Less specific provisions:
Non-accrual loans	(414)	(482)	(553)	-14%	-25%
Unproductive facilities	(5)	(2)	(5)	large	0%
Net impaired assets	556	562	650	-1%	-14%

Non-accrual loans
Non-accrual loans	931	1,007	1,153	-8%	-19%
Specific provisions	(414)	(482)	(553)	-14%	-25%
Total net non-accrual loans	517	525	600	-2%	-14%

Before specific provisions
Australia	516	522	527	-1%	-2%
New Zealand	109	22	38	large	large
Overseas markets	306	463	588	-34%	-48%
Total non-accrual loans	931	1,007	1,153	-8%	-19%

After specific provisions
Australia	275	256	286	7%	-4%
New Zealand	41	13	22	large	86%
Overseas markets	201	256	292	-21%	-31%
Total net non-accrual loans	517	525	600	-2%	-14%

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

New and increased non accrual loans
Australia	329	319	219	3%	50%
New Zealand	73	48	50	52%	46%
Overseas markets	194	212	140	-8%	39%
Total new non accrual loans	596	579	409	3%	46%

Further analysis on non-accrual loans at 31 March 2004 and interest and/or other income received during the period is as follows:

	Gross balance outstanding	Specific provision	Interest and/or other income received
	$M	$M

Non-accrual loans
Without provisions
Australia	31	—	1
New Zealand	10	—	—
Overseas markets	46	—	6
	87	—	7
With provisions and no, or partial, performance(1)
Australia	482	241	2
New Zealand	99	68	—
Overseas markets	259	103	2
	840	412	4
With provisions and full performance(1)
Australia	3	1	—
Overseas markets	1	1	—
	4	2	—
Total non-accrual loans	931	414	11
Unproductive facilities	44	5	—
Total	975	419	11

(1).    A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income forgone, net of interest recoveries, on average impaired assets during the period.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	17	18	18	-6%	-6%
New Zealand	4	1	1	large	large
Overseas markets	14	16	15	-13%	-7%
Total gross interest and other income receivable on impaired assets	35	35	34	0%	3%
Interest and other income received
Australia	(3)	(4)	(6)	-25%	-50%
New Zealand	—	—	(1)	n/a	-100%
Overseas markets	(8)	(4)	(8)	100%	0%
Total interest income and other income received	(11)	(8)	(15)	38%	-27%
Net interest and other income forgone
Australia	14	14	12	0%	17%
New Zealand	4	1	—	large	n/a
Overseas markets	6	12	7	-50%	-14%
Total net interest and other income forgone	24	27	19	-11%	26%

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Unproductive facilities
Australia	27	23	27	17%	0%
Overseas markets	17	16	28	6%	-39%
Gross unproductive facilities	44	39	55	13%	-20%
Specific provision
Australia	—	1	1	-100%	-100%
Overseas markets	5	1	4	large	25%
Specific provision	5	2	5	large	0%
Net unproductive facilities	39	37	50	5%	-22%

The following amounts are not classified as impaired assets and therefore are not included within the summary on page 105.

Accruing loans past due 90 days or more
Australia	170	175	199	-3%	-15%
New Zealand	65	18	23	large	large
Overseas markets	21	20	21	5%	0%
	256	213	243	20%	5%

10. Provisions for doubtful debts

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
General provision
Balance at start of period	1,534	1,530	1,496	0%	3%
Acquisition of provisions	216	—	—	n/a	n/a
Adjustment for exchange rate fluctuations	(39)	(39)	(10)	—	large
Charge to statement of financial performance	313	311	303	1%	3%
Transfer to specific provision	(228)	(303)	(285)	-25%	-20%
Recoveries	32	35	26	-9%	23%
Total general provision	1,828	1,534	1,530	19%	19%
Specific provision
Balance at start of period	484	558	585	-13%	-17%
Acquisition of provisions	57	—	—	n/a	n/a
Adjustment for exchange rate fluctuations	(11)	(20)	(29)	-45%	-62%
Bad debts written off	(339)	(357)	(283)	-5%	20%
Transfer from general provision	228	303	285	-25%	-20%
Total specific provision	419	484	558	-13%	-25%
Total provisions for doubtful debts	2,247	2,018	2,088	11%	8%

	As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04	Movt Mar 04
	$M	$M	$M	%	%
Specific provision balance
Australia	243	267	242	-9%	0%
New Zealand	68	9	16	large	large
Domestic Markets	311	276	258	13%	21%
Overseas markets	108	208	300	-48%	-64%
Total specific provision	419	484	558	-13%	-25%
General provision	1,828	1,534	1,530	19%	19%
Total provisions for doubtful debts	2,247	2,018	2,088	11%	8%

11. Loan capital

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Hybrid loan capital
US stapled trust security issue	1,450	—	—	n/a	n/a
Perpetual subordinated notes	396	442	497	-10%	-20%
Subordinated notes	5,511	5,188	4,011	6%	37%
Total Loan Capital	7,357	5,630	4,508	31%	63%

(1).         Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the parent entity and its controlled entities which have issued the notes.  Hybrid loan capital constitutes Tier 1 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes.

US Stapled Trust Security Issue

On 27 November 2003, ANZ raised USD1.1 billion via the issue of non-cumulative trust securities, to support the capital and funding base of the Group following the decision to acquire NBNZ.  The issue was structured as a stapled security along similar lines as ANZ StEPS, with investors purchasing a fully paid, non-coupon paying, preference share issued by the parent and a fully paid, coupon paying, note issued by a special purpose NZ subsidiary (Samson Funding Limited).  The Trust Security can be de-stapled and the investor left with a coupon paying preference share at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances.  The issue was made in two tranches:

•                  USD750 million tranche with a coupon of 5.36%.  After 15 December 2013 and at any coupon date thereafter, ANZ has the discretion to redeem the Trust Securities for cash.  If it does not exercise this discretion, the investor is entitled to require ANZ to exchange the Trust Security into a number of ordinary shares based on the formula in the offering memorandum.

•                  USD350 million tranche with a coupon of 4.484% which has the same conversion features as the USD750 million but from 15 January 2010.

If the Trust Securities are not redeemed or bought back prior to 15 December 2053 they will convert into preference shares, which in turn will mandatorily convert into a number of ordinary shares, based on the formula in the offering memorandum.

The US Stapled Trust Securities qualify as Tier 1 capital as defined by the Australian Prudential Regulation Authority, however, the Securities are reported as debt under Australian International and US Accounting Standards, with the coupon payments classified as interest expense.

12. Capital adequacy

		As at Mar 04	As at Sep 03	As at Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
		$M	$M	$M	%	%
	Qualifying capital
	Tier 1
	Total shareholders’ equity and outside equity interests	16,748	13,787	12,485	21%	34%
	Hybrid loan capital(1)	1,450	—	—	n/a	n/a
Less:	Asset revaluation reserve	(31)	(31)	(31)	0%	0%
	Dividend	(850)	(777)	(666)	9%	28%
	Accumulated retained profits and reserves of insurance,
	funds management and securitisation entities	(169)	(168)	(99)	1%	71%
	Unamortised goodwill and other intangibles(2)	(4,096)	(1,044)	(151)	large	large
	Investment in ANZ Lenders Mortgage Insurance	(27)	(27)	(27)	0%	0%
	Tier 1 capital	13,025	11,740	11,511	11%	13%
	Tier 2
	Asset revaluation reserve	31	31	31	0%	0%
	Perpetual subordinated notes	396	442	497	-10%	-20%
	General provision for doubtful debts(3)	1,232	1,029	1,033	20%	19%
		1,659	1,502	1,561	10%	6%
	Subordinated notes(4)	5,198	4,563	3,482	14%	49%
	Tier 2 capital	6,857	6,065	5,043	13%	36%
	Deductions
	Investment in Funds Management and securitisation entities	78	56	57	39%	37%
	Investment in joint venture with INGA(2)	708	708	1,591	0%	-55%
	Other	190	156	136	22%	40%
	Total deductions	976	920	1,784	6%	-45%
	Total qualifying capital	18,906	16,885	14,770	12%	28%
	Adjusted common equity
	Tier 1 capital	13,025	11,740	11,511	11%	13%
Less:	Preference share capital(5)	2,450	2,141	1,284	14%	91%
	Deductions	976	920	1,784	6%	-45%
	Adjusted common equity	9,599	8,679	8,443	11%	14%
	Ratios (%)
	Tier 1	7.0%	7.7%	7.7%	-9%	-9%
	Tier 2	3.7%	4.0%	3.4%	-8%	9%
		10.7%	11.7%	11.1%	-9%	-4%
	Less: Deductions	(0.5)%	(0.6)%	(1.2)%	-13%	-56%
	Total	10.2%	11.1%	9.9%	-8%	3%
	Adjusted common equity	5.2%	5.7%	5.7%	-9%	-9%
	Risk weighted assets	186,157	152,164	148,603	22%	25%

(1).         Represents the US Stapled Trust Security Issue approved by APRA as qualifying for Tier 1 status.  Refer Note 11

(2).         From 1 July 2003 the intangible component of investments is deducted from Tier 1 Capital, prior to this the deduction was from total capital

(3).         Net of attributable future income tax benefit

(4).         For capital adequacy calculation purposes, subordinated note issues are reduced each year by 20% of the original amount during the last five years to maturity

(5).         At current exchange rates, excluding issue costs

	Assets		Risk Weighted Assets
Statement of financial position	Mar 2004	Sept 2003	Mar 2004	Sept 2003
	$M	$M	$M	$M

Zero risk weighted assets	24,328	19,817	0	0
Claims on approved banks and local governments	10,598	8,350	2,120	1,670
Advances secured by mortgages eligibile for 50% risk weighting	97,488	76,711	48,744	38,355
Other assets - credit risk	108,615	88,042	108,615	88,042
Total statement of financial position assets - credit risk	241,029	192,920	159,479	128,067
Trading Assets - market risk	6,259	2,671	n/a	n/a
Total statement of financial position assets	247,288	195,591	159,479	128,067

	Notional Amount		Credit Equivalent		Risk Weighted Assets
Off-balance sheet exposures	Mar 2004	Sept 2003	Mar 2004	Sept 2003	Mar 2004	Sept 2003
	$M	$M	$M	$M	$M	$M
Direct credit substitutes(4)	9,758	9,771	9,758	9,771	7,805	8,115
Trade and performance related items	10,286	10,782	4,533	4,864	4,186	4,502
Commitments	73,180	65,396	11,864	7,632	10,005	7,422
Foreign exchange, interest rate and other market
related transactions	594,771	516,773	12,064	11,469	3,813	3,387
Total off balance sheet exposures - credit risk	687,995	602,722	38,219	33,736	25,809	23,426
Total risk weighted assets - credit risk					185,288	151,493
Risk weighted assets - market risk					869	671
Total risk weighted assets					186,157	152,164

13. Share capital

Issued and quoted securities

	Number quoted	Issue price per share		Amount paid up per share
Ordinary shares
As at 31 March 2004	1,808,248,107

Issued during half year
Rights Issue	276,847,766
Other	9,713,781
Preference shares
As at 31 March 2004
ANZ StEPS	10,000,000		$100		$100

Redeemed during half year TrUEPrS	124,032,000	US$	6.25	US$	6.25

Rights issue

In accordance with the Prospectus lodged with ASIC on 24 October 2003, ANZ issued 276,847,766 ordinary shares by way of two for eleven rights issue at $13 per ordinary shares raising capital of $3,572 million (net of $27 million expenses).  The rights were closed on 24 November 2003 and the shares allotted on 28 November 2003 and 4 December 2003.

ANZ Stapled Exchangeable Preference Shares (ANZ StEPS)

On 23 September 2003, the Group issued 10 million ANZ StEPS at $100 each raising $1 billion ($987 million net of issue costs).  ANZ StEPS comprise 2 fully paid securities - an interest paying unsecured note issued by ANZ Holdings (New Zealand) Limited, (a wholly owned subsidiary) stapled to a fully paid non-coupon paying preference share issued by the parent entity.

ANZ TrUEPrS

On 12 December 2003, the Group bought back its 124,032,000 TrUEPrS preference shares that were issued at US$6.25 per share in 1998.  Income, expenses and dividends relating to the TrUEPrS transaction have been recorded as significant transactions.  Profit after tax related to the TrUEPrS transaction of $84 million included $77 million from the close out of interest rate swaps.  Dividends of $35 million were paid in the March 2004 half year.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%
Net profit as a% of shareholder’s equity including preference shares at end of period	16.7%	17.5%	18.3%	-5%	-9%

14. Average Balance Sheet and related interest

Averages used in the following tables are predominantly daily averages.  Interest income figures are presented on a tax-equivalent basis.  Non-accrual loans are included under the interest earning asset category, “loans, advances and bills discounted”.  Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

Half year Average Balance Sheet

	Half year Mar 04			Half year Sep 03			Half year Mar 03
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%

Interest earning assets
Due from other financial institutions
Australia	864	21	4.9%	364	9	4.9%	499	11	4.6%
New Zealand	572	8	2.8%	514	10	3.9%	649	13	4.0%
Overseas markets	1,980	20	2.0%	2,079	22	2.1%	2,013	25	2.5%
Investments in public securities
Australia	6,778	183	5.4%	6,648	152	4.5%	6,130	149	4.9%
New Zealand	3,133	67	4.3%	1,521	31	4.1%	1,763	42	4.7%
Overseas markets	2,889	46	3.2%	1,880	38	4.0%	1,861	40	4.3%
Loans, advances and bills discounted
Australia	125,003	4,235	6.8%	114,466	3,755	6.5%	106,031	3,507	6.6%
New Zealand	42,845	1,614	7.5%	20,540	790	7.7%	20,189	786	7.8%
Overseas markets	9,642	213	4.4%	11,122	227	4.1%	13,310	276	4.2%
Other assets
Australia	1,034	68	13.2%	1,295	61	9.4%	1,922	46	4.8%
New Zealand	2,275	26	2.3%	1,451	60	8.2%	1,256	46	7.3%
Overseas markets	2,071	56	5.4%	3,261	60	3.7%	3,529	80	4.5%
Intragroup assets
Overseas markets	11,059	109	2.0%	10,710	102	1.9%	9,002	98	2.2%
	210,145	6,666		175,851	5,317		168,154	5,119
Intragroup elimination	(11,059)	(109)		(10,710)	(102)		(9,002)	(98)
	199,086	6,557	6.6%	165,141	5,215	6.3%	159,152	5,021	6.3%

Non-interest earning assets
Acceptances
Australia	13,635			13,231			13,577
Overseas markets	48			61			115
Premises and equipment	1,460			1,435			1,436
Other assets	17,936			16,322			15,239
Provisions for doubtful debts
Australia	(1,782)		)	(1,869		)	(1,806
New Zealand	(408)		)	(215		)	(207
Overseas markets	(75)		)	(8		)	(143
	30,814			28,957			28,211
Total assets	229,900			194,098			187,363

	Half year Mar 04			Half year Sep 03			Half year Mar 03
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	%	$M	%	$M	%

Interest bearing liabilities
Time deposits
Australia	29,003	732	5.0%	26,047	599	4.6%	24,291	567	4.7%
New Zealand	18,940	508	5.4%	10,451	272	5.2%	10,881	298	5.5%
Overseas markets	12,967	129	2.0%	14,401	156	2.2%	15,077	180	2.4%
Savings deposits
Australia	12,782	165	2.6%	12,120	148	2.4%	11,797	131	2.2%
New Zealand	5,788	88	3.0%	3,257	39	2.4%	3,313	40	2.4%
Overseas markets	381	1	0.5%	344	—	0.0%	466	3	1.2%
Other demand deposits
Australia	29,356	566	3.9%	26,846	486	3.6%	26,591	476	3.6%
New Zealand	5,586	105	3.8%	2,146	50	4.6%	2,070	49	4.7%
Overseas markets	634	2	0.6%	624	4	1.3%	660	4	1.3%
Due to other financial institutions
Australia	1,379	38	5.5%	889	25	5.6%	1,027	24	4.6%
New Zealand	792	15	3.8%	656	12	3.6%	606	12	3.8%
Overseas markets	3,984	45	2.3%	5,877	47	1.6%	7,018	64	1.8%
Commercial paper
Australia	4,924	132	5.4%	5,328	127	4.7%	5,104	125	4.9%
New Zealand	5,783	154	5.3%	—	—	0.0%	—	—	0.0%
Overseas markets	6,579	35	1.1%	6,117	34	1.1%	3,355	24	1.4%
Borrowing corporations’ debt
Australia	7,036	186	5.3%	6,690	175	5.2%	6,561	178	5.4%
New Zealand	1,871	52	5.6%	1,820	53	5.8%	1,828	55	6.0%
Loan capital, bonds and notes
Australia	27,189	698	5.1%	21,198	544	5.1%	18,359	466	5.1%
New Zealand	991	31	6.3%	588	21	7.1%	453	17	7.4%
Overseas markets	149	1	1.3%	172	1	1.2%	196	2	2.1%
Other liabilities(1)
Australia	3,752	285	n/a	3,077	176	n/a	2,346	100	n/a
New Zealand	433	43	n/a	90	55	n/a	103	42	n/a
Overseas markets	111	24	n/a	63	8	n/a	4	15	n/a
Intragroup liabilities
Australia	6,492	4	0.1%	8,855	72	1.6%	6,993	62	1.8%
New Zealand	4,567	105	4.6%	1,855	30	3.2%	2,009	36	3.6%
	191,469	4,144		159,511	3,134		151,108	2,970
Intragroup elimination	(11,059)	(109)		(10,710)	(102)		(9,002)	(98)
	180,410	4,035	4.5%	148,801	3,032	4.1%	142,106	2,872	4.0%

Non-interest bearing liabilities
Deposits
Australia	4,006			3,727			3,585
New Zealand	2,141			1,211			1,107
Overseas markets	826			677			689
Acceptances
Australia	13,635			13,231			13,577
Overseas markets	48			61			115
Other liabilities	13,398			14,030			14,198
	34,054			32,937			33,271
Total liabilities	214,464			181,738			175,377

(1).         Includes foreign exchange swap costs

	Half year Mar 04	Half year Sep 03	Half year Mar 03
	$M	$M	$M

Total average assets
Australia	157,048	147,102	137,678
New Zealand	54,089	25,338	25,327
Overseas markets	29,822	32,368	33,360
less intragroup elimination	(11,059)	(10,710)	(9,002)
	229,900	194,098	187,363
% of total average assets attributable to overseas activities	31.7%	24.2%	26.5%
Total average liabilities
Australia	147,897	138,899	129,825
New Zealand	51,216	24,006	24,136
Overseas markets	26,410	29,543	30,418
less intragroup elimination	(11,059)	(10,710)	(9,002)
	214,464	181,738	175,377
Total average shareholders’ equity
Ordinary share capital	13,966	11,096	10,761
Preference share capital	1,470	1,264	1,225
	15,436	12,360	11,986
Total average liabilities and shareholders’ equity	229,900	194,098	187,363
% of total average liabilities attributable to overseas activities	34.1%	28.4%	30.0%

Average interest earning assets
Australia	133,679	122,773	114,581
New Zealand	48,825	24,026	23,857
Overseas markets	27,641	29,052	29,716
less intragroup elimination	(11,059)	(10,710)	(9,002)
	199,086	165,141	159,152

15. Interest spreads and net interest average margins

Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Mar 04	Half year Sep 03	Half year Mar 03
	%	%	%

Gross earnings rate(1)
Australia	6.74	6.46	6.50
New Zealand	7.03	7.40	7.45
Overseas markets	3.21	3.09	3.50
Total Group	6.59	6.30	6.33

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	2.16	2.26	2.38
Interest forgone on impaired assets	(0.02)	(0.02)	(0.02)
Net interest spread	2.14	2.24	2.36
Interest attributable to net non-interest bearing items	0.40	0.40	0.41
Net interest average margin - Australia	2.54	2.64	2.77

New Zealand
Gross interest spread	2.12	2.33	2.28
Interest forgone on impaired assets	(0.01)	(0.00)	(0.00)
Net interest spread	2.11	2.33	2.28
Interest attributable to net non-interest bearing items	0.41	0.66	0.56
Net interest average margin - New Zealand	2.52	2.99	2.84

Overseas markets
Gross interest spread	1.36	1.37	1.35
Interest forgone on impaired assets	(0.05)	(0.09)	(0.04)
Net interest spread	1.31	1.28	1.31
Interest attributable to net non-interest bearing items	0.19	0.09	0.22
Net interest average margin - Overseas markets	1.50	1.37	1.53

Group
Gross interest spread	2.14	2.27	2.29
Interest forgone on impaired assets	(0.03)	(0.03)	(0.02)
Net interest spread	2.11	2.24	2.27
Interest attributable to net non-interest bearing items	0.42	0.40	0.44
Net interest average margin	2.53	2.64	2.71

(1).         Average interest rate received on interest earning assets

16. Segment analysis

The following analysis shows segment revenue, total assets and result for each business segment(1).

Industry

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	%	$M	%
Income(1)
Personal Banking Australia	1,346	1,346	1,092	0%	23%
Mortgages Australia	2,308	1,991	1,816	16%	27%
Consumer Finance	591	564	487	5%	21%
Institutional Financial Services	2,049	2,059	1,924	0%	6%
New Zealand Business	1,525	582	595	large	large
Corporate Australia	617	558	533	11%	16%
Esanda and UDC	567	551	540	3%	5%
Asia Pacific	204	207	219	-1%	-7%
Treasury	1,010	608	731	66%	38%
ING Australia	53	46	45	15%	18%
Group Centre	98	69	151	42%	-35%
Income from significant transactions(2)	112	—	—	n/a	n/a
Intragroup Eliminations	(2,254)	(1,922)	(1,769)	17%	27%
	8,226	6,659	6,364	24%	29%
Net profit after income tax(3)
Personal Banking Australia	220	204	195	8%	13%
Mortgages Australia	111	119	111	-7%	0%
Consumer Finance	104	95	48	9%	large
Institutional Financial Services	381	388	385	-2%	-1%
New Zealand Business	228	86	92	large	large
Corporate Australia	146	139	130	5%	12%
Esanda and UDC	69	67	62	3%	11%
Asia Pacific	64	65	68	-2%	-6%
ING Australia	47	43	39	9%	21%
Treasury	45	46	49	–2%	-8%
Group Centre	(103)	(45)	(38)	large	large
Net profit (excl significant transactions(2))	1,312	1,207	1,141	9%	15%
Significant transactions(2)	84	—	—	n/a	n/a
	1,396	1,207	1,141	16%	22%
Total assets
Personal Banking Australia	7,395	6,696	6,231	10%	19%
Mortgages Australia	74,852	68,001	61,335	10%	22%
Consumer Finance	6,173	6,135	5,930	1%	4%
Institutional Financial Services	54,807	56,568	59,450	-3%	-8%
New Zealand Business	53,378	13,810	13,957	large	large
Corporate Australia	17,823	16,085	14,885	11%	20%
Esanda and UDC	13,938	13,460	13,069	4%	7%
Asia Pacific	1,986	1,910	1,943	4%	2%
ING Australia	1,790	1,736	1,696	3%	6%
Treasury	9,923	9,085	9,827	9%	1%
Group Centre	5,223	2,105	2,195	large	large
	247,288	195,591	190,518	26%	30%

(1).         Refer definitions on page 132

(2).         Refer Note 1

(3).         Equity standardised including intersegment income

Further information on business segments and Group Centre is shown on pages 19 to 58 of the Consolidated Results and Dividend Announcement.

Reconciliation of Cost to Income

Management believes that excluding goodwill amortisation from operating expenses in the operating expense to operating income ratio provides a better indication of the operating efficiency of the Group.

The amount of goodwill amortisation excluded from the calculation, and the reduction in the operating expense to operating income ratio as a result of excluding goodwill amortisation is shown in the tables below.

Operating expense to operating income ratio

	Half year Mar 04	Half year Sep 03	Half year Mar 03
	%	%	%
Geographic segment
Australia	43.2%	44.3%	46.1%
New Zealand	48.4%	47.8%	48.2%
Asia	38.8%	40.7%	39.4%
Pacific	45.9%	46.2%	50.5%
Group Total(1)	43.9%	44.6%	45.6%

(1).         Includes significant transactions (refer Note 1)

Goodwill Amortisation excluded from operating expense to operating income ratio

	Half year Mar 04	Half year Sep 03	Half year Mar 03
	$M	$M	$M
Geographic segment
Australia	4	4	4
New Zealand	58	3	3
Asia	—	1	1
Pacific	1	1	1
Group Total	63	9	9

Reduction in operating expenses to operating income ratio as a result of excluding Goodwill amortisation

	Half year Mar 04	Half year Sep 03	Half year Mar 03
	%	%	%
Geographic segment
Australia	0.1%	0.1%	0.2%
New Zealand	6.5%	0.6%	0.6%
Asia	0.0%	0.7%	0.7%
Pacific	0.9%	0.9%	0.9%
Group Total	1.5%	0.2%	0.3%

The results of INGA also include $22 million notional goodwill amortisation (Sep 2003: $22 million; Mar 2003: $22 million) in the derivation of the equity accounted income amount.  This notional goodwill has not been excluded from income in calculating the ratio of operating expenses to operating income.

17. Derivative financial instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The following table provides an overview of the Group’s exchange rate and interest rate derivatives.  It includes all contracts, both trading and other than trading.

	31 March 2004			30 September 2003
	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Spot and forward contracts	168,043	4,716	(1,294)	144,687	3,717	(683)
Swap agreements	38,644	2,386	188	42,528	3,124	(121)
Futures contracts(1)	467	n/a	—	353	n/a	—
Options purchased	18,278	545	316	10,971	433	395
Options sold(2)	26,725	n/a	(389)	15,889	n/a	(451)
Other contracts	2,712	291	45	3,818	408	112
	254,869	7,938	(1,134)	218,246	7,682	(748)

Interest rate agreements
Forward rate agreements	49,826	5	2	47,617	10	11
Swap agreements	281,279	3,613	412	236,083	3,232	487
Futures contracts(1)	18,173	n/a	(13)	13,458	n/a	3
Options purchased	12,733	122	74	11,961	117	61
Options sold(2)	13,447	n/a	(43)	13,987	n/a	(23)
	375,458	3,740	432	323,106	3,359	539

Credit contracts
Credit default swaps(3)	7,379	2,545	39	8,520	2,836	73

	637,706	14,223	(663)	549,872	13,877	(136)

(1)               Credit equivalent amounts have not been included as there is minimal credit risk associated with the exchange traded futures, where the clearing house is the counterparty

(2)               Options sold have no credit exposures as they represent obligations rather than assets

(3)               Credit default swaps include structured transactions that expose the Group to the performance of certain assets.  The total investment of the Group in these transactions is USD 750 million

Notional principal amount is the face value of the contract and represents the volume of outstanding transactions.  Credit equivalent amount is calculated in accordance with the APRA capital adequacy guidelines and combines the aggregate value of all contracts in a positive market position plus an allowance for the potential increase in value over the remaining term of the transaction.  Fair value is the net position of contracts with positive market values and negative market values.

Market Risk

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Value at Risk (VaR) measure

A key measure of market risk is Value at Risk (“VaR”).  VaR is a statistical estimate of the likely daily loss, which is based on historical market movements.  The confidence level is such that there is 97.5% or 99% probability that the loss will not exceed the Value at Risk estimate on any given day.  The 99% confidence level encompasses a wider range of potential outcomes.

The Bank’s standard VaR approach is historical simulation.  The Bank calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, the methodology is not an estimate of the maximum loss that the Bank could experience from an extreme market event.

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments.  The principal activities include foreign exchange, interest rate and capital markets.  These activities are well diversified and managed on a global product basis.

Below are aggregate VaR exposures at 97.5% and 99% confidence levels covering both physical and derivatives trading positions for the Bank’s principal trading centres.  Figures are converted from USD at closing exchange rates.

97.5% confidence level 1 day holding period

	As at Mar 04	High for period Mar 04	Low for period Mar 04	Ave for period Mar 04	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	0.9	1.9	0.3	0.7	1.4	2.0	0.3	0.8
Interest rate	0.7	2.1	0.7	1.2	1.1	2.1	0.5	1.0
Diversification benefit	(0.3)	(1.5)	(0.2)	(0.5)	(0.8)	(1.5)	(0.1)	(0.5)
Total VaR	1.3	2.5	0.8	1.4	1.7	2.6	0.7	1.3

99% confidence level 1 day holding period

	As at Mar 04	High for period Mar 04	Low for period Mar 04	Ave for period Mar 04	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 99% confidence
Foreign exchange	1.2	2.8	0.4	0.9	1.6	3.2	0.5	1.3
Interest rate	0.9	2.6	0.9	1.6	1.4	3.0	0.9	1.7
Diversification benefit	(0.4)	(2.0)	(0.3)	(0.6)	(0.8)	(2.6)	(0.4)	(0.9)
Total VaR	1.7	3.4	1.0	1.9	2.2	3.6	1.0	2.1

Hedging

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams.  Revenue related hedges are listed in a separate table below.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes and those entered into for other than trading purposes.

	31 March 2004			30 September 2003
External	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Customer-related and trading purposes	199,822	5,178	1,611	179,609	5,795	1,019
Balance sheet hedging purposes	53,831	2,662	(2,831)	37,360	1,784	(1,857)
Revenue related hedging	1,216	98	86	1,277	103	90
	254,869	7,938	(1,134)	218,246	7,682	(748)
Interest rate contracts
Customer-related and trading purposes	291,552	3,087	249	268,930	2,931	365
Balance sheet hedging purposes	83,906	653	183	54,176	428	174
	375,458	3,740	432	323,106	3,359	539
Credit derivatives
Customer-related and trading purposes	4,616	386	(4)	5,298	427	(1)
Balance sheet hedging purposes	2,763	2,159	43	3,222	2,409	74
	7,379	2,545	39	8,520	2,836	73
Total	637,706	14,223	(663)	549,872	13,877	(136)

Revenue related hedges

The table below shows all outstanding revenue hedges, interest income earned and fair value of these hedges.

During the half year ended March 2004, an additional NZD0.3 billion hedges of NZD revenue were put in place to lock in historically high NZD exchange rates (Sep 2003: nil; Mar 2003: $1.6 billion).  There were no new USD or GBP revenue hedges put in place in the March 2004 half (Sep: 2003: nil; Mar 2003: nil).

	31 March 2004			30 September 2003
	Notional Principal Amount	Half year amount taken to Income	Unrealised Gains/(Losses)	Notional Principal Amount	Half year amount taken to Income	Unrealised Gains/(Losses)
	$M	$M	$M	$M	$M	$M
USD & GBP Revenue Hedges	78	15	35	151	12	37
NZD Revenue Hedges	1,138	14	51	1,126	8	53
Total	1,216	29	86	1,277	20	90

18. Contingent liabilities and contingent assets

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Sale of Grindlays businesses

As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses.  Where it is anticipated that payments are likely under these warranties, provisions have been made to cover the anticipated liability.

In addition, ANZ provided SCB and/or Grindlays with certain indemnities.  Those indemnities under which ANZ remain exposed as at 31 March 2004 are:

•                  an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity).  Details of this indemnity are set out below; and

•                  an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

Claims have been made under the above indemnities and also in relation to certain warranties made by ANZ at the time of sale.  At present the Group is confident that they will have no material impact on the Group.

The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or may be made against Grindlays and its officers in India.  Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable.  No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ.  ANZ will continue to manage these matters in the best interests of the shareholders taking into account its legal obligations.

ANZ remains liable for certain claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

•                  In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with.  Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Grindlays has commenced proceedings in the courts contesting the validity of these notices.

•                  In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  These orders, had directed repayment of Indian Rupees 24 million (AUD 0.7 million at 31 March 2004 rates), plus interest accruing at 24% since 1991.  Proceedings, commenced prior to the decision in above appeal, in relation to a further twelve payments received by it in 1991 in similar circumstances totalling Indian Rupees 277 million (AUD 8.3 million at 31 March 2004 rates) have not been pursued since the appeal was successful in June 2003.

Contingent tax liability

ANZ in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures.  The Group has received various assessments that are being disputed and may receive further assessments.

At ANZ’s request the ATO is reviewing the taxation treatment of the Sale of Grindlays in 2000.  ANZ’s profit after tax from this transaction was $404 million.

ANZ and the ATO have reached agreement to settle the dispute over the taxation treatment of lease assignments undertaken in 1991 and 1992.  The settlement is within existing provisions.

The ANZ and NBNZ Groups in New Zealand are being audited by local revenue authorities as part of normal revenue authority procedures, with a particular focus on structured finance transactions.  No tax assessments have been issued.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System and the High Value Clearing System (HVCS) and in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

Contingent Asset matters

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd regarding its $130 million insurance claim consequent upon settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market.  ANZcover has no retained exposure to the NHB claim, which is fully reinsured.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.2 billion (AUD 248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), including interest, with NHB receiving the balance.  ANZ in turn received a payment of USD 124 million from SCB under the terms of the Indian Indemnity.  The claim of $130 million is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991-92 policy year.

19. Note to the Statement of Cash Flows

(a)  Reconciliation of profit after income tax to net cash provided by operating activities

	Half year Mar 04 Inflows (Outflows)	Half year Sep 03 Inflows (Outflows)	Half year Mar 03 Inflows (Outflows)
	$M	$M	$M

Profit after income tax	1,396	1,207	1,141
Adjustments to reconcile to net cash provided by operating activities
Provision for doubtful debts	313	311	303
Depreciation and amortisation	211	137	128
Expense provisions	208	113	106
Payments from provisions	(150)	(108)	(241)
Provision for surplus lease space	—	(12)	1
(Profit) loss on property disposals	(10)	5	—
Decrease (increase) in interest receivable	(245)	(133)	(56)
(Decrease) increase in interest payable	304	71	109
(Increase) decrease in trading securities	(556)	974	695
(Increase) decrease in net tax assets	545	92	(478)
Unrealised (gain) loss on revaluation of treasury instruments	(430)	216	46
Other	(45)	(60)	52
Net cash provided by operating activities	1,541	2,813	1,806
Reconciliation of cash and cash equivalents
Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows
Liquid assets - less than 3 months	5,260	5,508	4,863
Due from other financial institutions - less than 3 months	3,194	1,807	2,710
	8,454	7,315	7,573
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	65	57	58

(b)  Acquisition of National Bank of New Zealand

Half year Mar 04
$M

Consideration paid
Cash paid at 1 December 2003	4,910
Foreign exchange movement	(77)
Consideration including acquisition costs at 31 March 2004 rates	4,833

Fair value of net assets acquired
Assets
Liquid assets	1,618
Trading securities	1,626
Investment securities	210
Net loans and advances	31,782
Other assets	1,692
Premises and equipment	158
Total assets	37,086
Liabilities
Deposits and borrowings	32,363
Provisions	107
Creditor and other liabilities	2,414
Loan capital	480
Total liabilities	35,364
Net assets acquired at fair value	1,722
Goodwill on acquisition	3,111

Cash paid	4,910
Cash acquired	1,618
Cash outflow on acquisition	3,292

20. Changes in composition of the Group

Acquisition of controlled entities

On 1 December 2003, the Company acquired NBNZ Holdings Ltd and its controlled entities.  The contribution of these entities to the Group’s profit after tax during the 4 months to 31 March 2004 was $136 million.  The results of NBNZ Holdings Limited and its controlled entities, for the 6 months ended 31 March 2004, included fair value adjustments on acquisition.  These adjustments of $196 million impact the results of the NBNZ group, however on consolidation into ANZ the fair value adjustments impact the balance sheet.  For the NBNZ group, loss after tax for the 6 months to 31 March 2004 was $38 million (including fair value adjustment of $196 million) compared to $236 million profit after tax for the September 2003 half year and $239 million profit after tax in the March 2003 half year.

Disposal of controlled entities

There were no material controlled entities disposed of during the half year to 31 March 2004.

21. Associates, joint venture entities and investments

	Half year Mar 04	Half year Sep 03	Half year Mar 03
	$M	$M	$M

Aggregate associates and joint venture entities

Operating profit	67	64	42
Profit after income tax	67	64	42

Material contributions to profit

	Contribution to Group pre-tax profit			Ownership interest held by Group
	Half year Mar 04	Half year Sep 03	Half year Mar 03	As at Mar 04	As at Sep 03(2)	As at Mar 03(2)
	$M	$M	$M	%	%	%
Associates
PT Panin Indonesia Bank	25	26	29	29	11	11
E*Trade(1)	1	—	(6)	35	35	35

Joint Ventures
ING Australia Limited(3)	40	36	19	49	49	49

(1)               The value of the investment in E*Trade was written down by $6 million in the March 2003 half year

(2)               In addition the Group held options over a further 18% of PT Panin

(3)               After charging notional goodwill of $22 million per half

22. US GAAP reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the profit from ordinary activities after income tax, equity and total assets, applying US GAAP instead of Australian GAAP.

	Half year Mar 04	Half year Sep 03	Half year Mar 03	Movt Mar 04 v. Sep 03	Movt Mar 04 v. Mar 03
	$M	$M	$M	%	%

Operating profit after income tax according to Australian GAAP	1,396	1,207	1,141	16%	22%
Items having the effect of increasing(decreasing) reported income:
Employee share issue and options	(46)	—	(21)	n/a	large
Depreciation charged on the difference between revaluation amount and historical cost of buildings	1	1	1	0%	0%
Difference in gain or loss on disposal of properties revalued under historical cost	4	1	1	large	large
Deferred profit on sale and leaseback transactions	(1)	(4)	—	-75%	n/a
Amortisation of sale and leaseback gain over lease term	13	13	12	0%	8%
Amortisation of goodwill	85	31	31	large	large
Pension expense adjustment	(5)	(3)	5	67%	n/a
Mark to market of non compliant derivative hedges (under SFAS 133)	(118)	(75)	28	57%	n/a
Interest on reclassified preference shares & amortisation of costs	(30)	(1)	—	large	n/a
Guarantee fee obligation	(11)	—	n/a	n/a
Pension plan deficit amortisation	(5)	—	—	n/a	n/a
Acquisition cost of NBNZ purchase adjustment	(37)	—	—	n/a	n/a
Taxation on the above adjustments	42	23	(11)	83%	n/a
Net income according to US GAAP	1,288	1,193	1,187	8%	9%
Other comprehensive income
Currency translation adjustments, net of hedges after tax. Tax is: (HY Mar 2004:$21; HY Sep 2003:$25; HY Mar 2003:$29)	(254)	(307)	(49)	-17%	large
Unrealised profit(loss) on available for sale securities net of tax. Tax is: (HY Mar 04:$2; HY Sep 2003:-$2; HY Mar 2003:$2m)	5	(6)	4	large	25%
Mark to market of cash flow hedges net of tax. Tax is: (HY Mar 2004:-$1; HY Sep 2003:$18; HY Mar 2003:$15m)	(3)	42	34	large	n/a
Pension plan deficit net of tax. Tax is: (HY Mar 2004:$1; HY Sep 2003:-$42)	3	(99)	—	large	n/a
Total comprehensive income according to US GAAP	1,039	823	1,176	26%	-12%

	As at Mar 04 v. Sep 03	As at Sep 03 v. Mar 03	As at Mar 03	Movt Mar 04	Movt Mar 04
	$M	$M	$M	%	%

Shareholders’ equity according to Australian GAAP	16,731	13,770	12,468	22%	34%
Elimination of gross asset revaluation reserves	(234)	(247)	(256)	-5%	-9%
Unrealised profit on available for sale securities	7	1	7	large	0%
Adjustment to accumulated depreciation on buildings revalued	51	50	49	2%	4%
Restoration of previously deducted goodwill	695	695	695	0%	0%
Accumulated amortisation and impairment	(367)	(452)	(483)	-19%	-24%
Deferred profit on sale and leaseback transactions	(14)	(17)	(17)	-18%	-18%
Pension expense adjustment	(19)	(14)	130	36%	large
Derivative and hedging activities	143	309	324	-54%	-56%
Adjustment on entering joint venture	(203)	(203)	(203)	0%	0%
Reclassification of equity	(988)	(988)	—	0%	n/a
Guarantee fee obligation	(8)	—	—	n/a	n/a
Acquisition Cost of NBNZ purchase adjustment	(37)	—	—	n/a	n/a
Taxation on the above adjustments	(32)	(84)	(131)	-62%	-76%
Shareholders’ equity according to US GAAP	15,725	12,820	12,583	23%	25%

	As at Mar 04 v. Sep 03	As at Sep 03 v. Mar 03	As at Mar 03	Movt Mar 04	Movt Mar 04
	$M	$M	$M	%	%

Total assets according to Australian GAAP	247,288	195,591	190,518	26%	30%
Elimination of gross asset revaluation reserves	(198)	(203)	(204)	-2%	-3%
Unrealised profit on available for sale securities	9	2	10	large	-10%
Adjustment to accumulated depreciation on buildings revalued	51	50	49	2%	4%
Restoration of previously deducted goodwill	695	695	695	0%	0%
Accumulated amortisation and impairment	(367)	(452)	(483)	-19%	-24%
Prepaid pension adjustment	60	66	67	-9%	-10%
Reclassification of deferred tax assets against deferred
tax liabilities	(708)	(726)	(611)	-2%	16%
Revaluation of hedges (under SFAS 133)	409	397	620	3%	-34%
Issue costs	12	13	—	-8%	n/a
Adjustment to carrying value of ING joint venture	(203)	(203)	(203)	0%	0%
Consolidation of Variable Interest Entities	2,297	—	—	n/a	n/a
Guarantee Receivable	3	—	—	n/a	n/a
NBNZ Goodwill due to Acquisition Cost adjustment	(37)	—	—	n/a	n/a
Total assets according to US GAAP	249,311	195,230	190,458	28%	31%

23. Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

				Profit and Loss Average
	Balance Sheet			Half year Mar 04	Half year Sep 03	Half year Mar 03
	As at Mar 04	As at Sep 03	As at Mar 03
	$M	$M	$M	$M	$M	$M

Great British pound	0.4137	0.4070	0.3828	0.4179	0.4019	0.3624
United States dollar	0.7585	0.6795	0.6035	0.7403	0.6491	0.5756
New Zealand dollar	1.1467	1.1431	1.0904	1.1401	1.1252	1.1025

24. Significant events since balance date

There have been no significant events from 31 March 2004 to the date of this report.

DIRECTORS’ DECLARATION

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the consolidated entity set out on pages 82 to 129 are in accordance with the Corporations Act 2001, and

(a)          that they comply with AASB Standards including AASB 1029 “Interim Financial Reporting”, other AASB authoritative pronouncements, Urgent Issues Group Consensus Views, and other mandatory reporting requirements; and

(b)         that they give a true and fair view of the financial position of the consolidated entity as at 31 March 2004 and of its performance as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(c)          in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Chief Executive Officer

25 April 2004

AUDITORS’ REVIEW REPORT

Independent review report to the members of Australia and New Zealand Banking Group Limited

Scope

We have reviewed the financial report of Australia and New Zealand Banking Group Limited (“the Company”) for the half year ended 31 March 2004, consisting of the consolidated statement of financial performance, consolidated statement of financial position, statement of changes in equity and consolidated statement of cash flows, accompanying notes and the Directors’ Declaration set out on pages 82 to 130.  The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year.  The Company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements.  A review is limited primarily to inquiries of Company personnel and analytical procedures applied to the financial data.  Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation.  The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Australia and New Zealand Banking Group Limited is not in accordance with:

(a)          the Corporations Act 2001, including:

(i)             giving a true and fair view of the consolidated entity’s financial position as at 31 March 2004 and of its performance for the half-year ended on that date; and

(ii)          complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)         other mandatory professional reporting requirements in Australia.

/s/ KPMG	/s/ Chris Hall
KPMG	Chris Hall
Melbourne	Partner

26 April 2004

DEFINITIONS

Adjusted common equity is Tier 1 capital less preference shares at current rates and deductions from total capital.

Corporate business comprises the following specialist business units; Institutional Financial Services and Corporate Banking.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVA ) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  The results of the National Bank of New Zealand have not been equity standardised.  Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income, other external operating income, and if positive, net inter business unit fee and net intersegment interest income.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Operating expenses exclude charge for doubtful debts.

Service Transfer Pricing is used to allocate services that are provided by central areas to each of its business units.  The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the costs of the services it uses.  Transfer pricing arrangements are reviewed periodically.  The basis of pricing for internal services varies from cost recovery, to market equivalent.  Changes in transfer pricing arrangements in current periods are, to the extent possible, reflected in prior period comparatives to assist comparability.  NBNZ has not yet adopted full transfer pricing. The profit and loss statement of each business unit includes net inter business unit fees and net inter business unit expenses.  This treatment is consistent with the Group’s strategy of managing along specialist business lines.  Net inter business unit fees includes intra-group receipts or payments for sales commissions.  A product business (for example, Mortgages) will pay a distribution channel (for example, Personal Banking) for product sales.  Both the payment and receipt are shown as net inter business unit fees.  Net inter business unit expenses consist of the charges made to business units for the provision of support services.  Examples of services provided include technology and payments, risk management, finance and human resources management.  Both payments by business units and receipts by service providers are shown as net inter business unit expenses. The results of segments may include business units and a support unit.  The services provided by the support unit are allocated to the business units.  As a result of this allocation, the sum of individual profit and loss line items of the business units may not equal the corresponding line item in the profit and loss statement of the segment.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Revenue in business segments includes equity standardised net interest, other operating income and net inter business unit fees.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

ALPHABETICAL INDEX

Accounting policies and significant transactions
Associates, joint venture entities and investments
Auditors’ Review report
Average Balance Sheet and related interest
Business Performance Review
Capital adequacy
Changes in the composition of the Group
Chief Financial Officer’s Review
Contingent liabilities and contingent assets
Consolidated Statement of Cash Flows
Consolidated Statement of Financial Performance
Consolidated Statement of Financial Position
Country Exposures
Definitions
Derivative Financial Instruments
Directors’ Declaration
Directors’ Report
Dividends
Earnings per ordinary share
Exchange rates
Financial Highlights
Four Year Summary by Half Year
Geographic Segment Performance
Highlights
Impaired assets
Income
Income tax expense
Interest spreads and net interest average margins
Investment securities
Loan capital
Net loans and advances
Notes to the Statement of Cash Flows
Operating expenses
Provisions for doubtful debts
Risk Management
Segment Analysis
Share capital
Significant events since balance date
Statement of Changes in Equity
US GAAP reconciliation